EXECUTION VERSION

POINTS.COM INC.

and

13994384 CANADA INC.

ARRANGEMENT AGREEMENT MAY 6, 2022

(i)

(ii)

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of May 6, 2022,

BETWEEN:

13994384 Canada Inc., a corporation existing under the laws of Canada.

- and -

Points.com Inc., a corporation existing under the laws of Canada.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

"2022 Budget" means the Corporation's capital and operating budget for fiscal 2022, a copy of which is appended to Section 1.1(a) of the Corporation Disclosure Letter.

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Corporation and one or more of its wholly- owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of this Agreement relating to (a) any direct or indirect sale, disposition, alliance or joint venture (or any lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of assets (including voting or equity securities of, or securities convertible into or exercisable or exchangeable for voting or equity securities of, Subsidiaries of the Corporation) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Corporation and its Subsidiaries or 20% or more of the voting or equity securities of the Corporation (including securities convertible into or exercisable or exchangeable for voting or equity securities), (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of related transactions, that, if consummated, would result in such Person or group of Persons beneficially owning, or exercising control or direction over, 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for such voting or equity securities) of the Corporation or any of its Subsidiaries then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for such voting or equity securities), or (c) any arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license, in a single transaction or series of transactions involving the Corporation or any of its Subsidiaries.

"affiliate" has the meaning specified in NI 45-106 - Prospectus Exemptions as in effect on the date of this Agreement.

"Agreement" means this arrangement agreement between the Purchaser and the Corporation (including the Schedules hereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Alternative Financing" has the meaning ascribed thereto in Section 4.13(5).

"Anti-Spam Laws" means, collectively, (a) An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio- Television and Telecommunications Commission Act (Canada), the Competition Act, the Personal Information Protection and Electronic Documents Act (Canada) and the Telecommunications Act, S.C. 2010, c. 23, along with its associated regulations, (b) similar Laws in other jurisdictions applicable to the Corporation and its Subsidiaries (including the Telephone Consumer Protection Act, 1991, 47 U.S.C. § 227 and Controlling the Assault of Non-Solicited Pornography And Marketing Act, 2003, 117 Stat. 2699); and (c) to the extent that they have the force of law or are binding on the Persons (or their respective businesses, assets or securities) to which they purport to apply, practice guidelines, bulletins and enforcement advisories issued by any Governmental Entity in connection with those Laws in clauses (a) and (b) of this definition.

"ARC" means an advance ruling certificate issued pursuant to Section 102 of the Competition Act.

"Arrangement" means an arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.

"Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

"associate" has the meaning specified in the Securities Act (Ontario) as in effect on the date of this Agreement.

"Authorization" means, with respect to any Person, any order, permit, approval, certification, accreditation, consent, waiver, registration, licence or similar authorization of, or agreement with, any Governmental Entity, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person or its business, assets or securities.

"Board" means the board of directors of the Corporation as constituted from time to time.

"Board Recommendation" has the meaning specified in Section 2.4(2).

"Breaching Party" has the meaning specified in Section 4.9(3).

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Montreal, Québec.

"Business System" means any computer hardware, operating system, firmware, middleware, server, workstation, router, hub, switch, data communications line, hosting infrastructure, subscribed data service, peripheral device or all other information technology equipment or element, Software, database engine or processed data, technology infrastructure or other computer system or associated documentation.

"CBCA" means the Canada Business Corporations Act.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"CEWS" means the Canada Emergency Wage Subsidy, promulgated under Bill C-14 and assented to on April 11, 2020, as amended, and any other COVID-19 related loan program or direct or indirect wage subsidy offered by a Canadian federal, provincial, or local Governmental Entity.

"CEWS Returns" means any and all Tax Returns filed or required to be filed, or required to be kept on file in respect of CEWS.

"Change in Recommendation" has the meaning specified in Section 7.2(1)(d)(ii).

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of this Agreement.

"Closing" has the meaning specified in Section 2.9(1).

"Collective Agreement" means, with respect to any Person, any collective agreement, collective bargaining agreement or related document, including any arbitration decision, letter or memorandum of understanding or agreement, letter of intent or other written communication with bargaining agents which covers or would pertain to the employment of any employee or impose any obligations upon such Person.

"Commercial Electronic Message" means an electronic message, the content, the hyperlink or the contact details of which could reasonably be interpreted as encouraging the participation in commercial activity.

"Competition Act" means the Competition Act (Canada).

"Commissioner of Competition" means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his designee.

"Competition Act Approval" means, in respect of the transactions contemplated by this Agreement, the occurrence of one or more of the following: (i) the issuance of an ARC that has not been rescinded, or (ii) both of (A) the receipt of a No Action Letter, and (B) the expiry, waiver or termination of any applicable waiting periods under section 123 of the Competition Act.

"Confidentiality Agreement" means the confidentiality and non-disclosure agreement entered into between the Corporation and the Plusgrade Parent L.P. on October 19, 2021.

"Consideration" means US$25.00 in cash per Share.

"Constating Documents" means articles of incorporation, amalgamation, arrangement or continuation, as applicable, by-laws or other constating documents and all amendments thereto.

"Contract" means any written or oral agreement, commitment, engagement, contract, franchise, licence, lease, sublease, obligation, note, bond, mortgage, indenture, deferred or conditioned sale agreement, general sales agent agreement, undertaking or joint venture, in each case, together with any amendment, modification or supplement thereto, to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

"Corporation" means Points.com Inc., a corporation existing under the laws of Canada.

"Corporation 2016 Stock Option Plan" means the stock option plan of the Corporation dated March 2, 2016, as amended on November 13, 2019.

"Corporation Assets" means all of the assets (tangible, corporeal, intangible and incorporeal), properties (real or personal), rights, interests, Contracts or Authorizations (whether contractual or otherwise) owned, leased, licensed or otherwise used or held for use by the Corporation or any of its Subsidiaries, including the Corporation Leased Properties, equipment, fixtures, furniture, furnishings, office equipment, Corporation Intellectual Property, Business Systems and Corporation Data to the extent that such Corporation Data is owned by the Corporation or any Subsidiary of the Corporation, and for greater certainty, excluding all such Corporation Data (including Member Data and Personal Information) that the Corporation or any Subsidiary of the Corporation collects, processes or otherwise controls in its capacity as a provider of its software-as-a-service platform or a data processor or third party service provider pursuant to a Contract.

"Corporation Data" means any and all information and data, including any Personal Information, collected, processed or otherwise controlled or held by, or in the possession of, the Corporation or any of its Subsidiaries regarding the Corporation or its Subsidiaries' current, former or prospective partners, customers, suppliers, processors, service providers, vendors, members of loyalty programs (including Member Data), Employees, consultants, agents, independent contractors, temporary workers or any other Person.

"Corporation Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by the Corporation to the Purchaser with the execution of this Agreement.

"Corporation Employee Share Unit Plan" means the employee share unit plan of the Corporation dated March 7, 2012, as amended November 6, 2013.

"Corporation Filings" means all documents publicly filed under the profile of the Corporation on SEDAR and/or EDGAR, as the case may be, on or after January 1, 2019.

"Corporation Intellectual Property" means, collectively, the Owned Intellectual Property and the Licensed Intellectual Property.

"Corporation Lease" means any lease, sublease, license, occupancy agreement, or other agreement pursuant to which the Corporation or any of its Subsidiaries is vested with rights to use or occupy the Corporation Leased Properties, as amended, modified or supplemented or renewed.

"Corporation Leased Property" means any real property leased, subleased, licensed or otherwise used or occupied by the Corporation or any of its Subsidiaries.

"Corporation Related Parties" has the meaning ascribed thereto in Section 8.3(3).

"Corporation Software" means any Software or database (including any source code, object code or any related documentation) that is owned by the Corporation and/or any of its Subsidiaries or which is licensed, used or held for use in the operation of the business of the Corporation or any of its Subsidiaries (including the provision of products and services to partners, customers and members of loyalty programs).

"Corrupt Practices Legislation" has the meaning given to it in Paragraph (39) of Schedule C hereto.

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

"COVID-19" means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof or related or associated epidemics, pandemics or disease outbreaks.

"COVID-19 Measures" means commercially reasonable actions which a Person reasonably believes necessary to take or refrain from taking in the operation of their business as a result of COVID-19 in order to comply with any health, quarantine, "shelter in place", "stay at home", workforce reduction, social distancing, curfew, shut down, closure, safety, sequester, travel restrictions or other similar Laws, or any other similar directives issued by any Governmental Entity in connection with or in response to COVID-19.

"D&O Support and Voting Agreement" means each support and voting agreement entered into between the Purchaser and a director or officer of the Corporation, substantially in the form of Schedule E hereto.

"Data Breach" means any (a) loss, theft of, or unauthorized or unlawful access to Personal Information or Corporation Data related to the business of the Corporation or any of its Subsidiaries that is or was collected, used or held for use on information technology systems operated by the Corporation or any of its Subsidiaries, including the Business Systems, or (b) event that requires a data breach notice to any Person or Governmental Entity under Data Security and Privacy Requirements or any Contract to which the Corporation or any of its Subsidiaries is a party.

"Data Room" means the material contained in the virtual data rooms established by the Corporation as at 10:00 a.m. on May 6, 2022, the indices of documents of which is appended to the Corporation Disclosure Letter.

"Data Security and Privacy Requirements" means any and all (a) Laws with which the Corporation or any of its Subsidiaries is required to comply relating to privacy, the Processing of Personal Information, the security of Personal Information, data breach disclosure and notification, (b) all Contracts between the Corporation or any of its Subsidiaries and any Person that are applicable to the PCI DSS and/or the Processing of Personal Information, (c) formalized internal information security policies, (d) Privacy Policies, (e) third party security standards which the Corporation or any of its Subsidiaries holds or has held itself out as being certified as in compliance with, and (f) Payment Card Industry Data Security Standards issued by the PCI Security Standards Council (or any foreign equivalent), as they may be amended from time to time (the "PCI DSS").

"Debt Commitment Letter" has the meaning ascribed thereto in paragraph (7) of Schedule D.

"Debt Financing" has the meaning ascribed thereto in paragraph (7) of Schedule D.

"Debt Financing Sources" means the debt financing sources identified in, and any other Person who becomes a financing source in respect of, the Debt Financing pursuant to the Debt Commitment Letter.

"Delisting Period" has the meaning ascribed thereto in Section 4.11.

"Depositary" means such Person as the Corporation and the Purchaser shall mutually agree to appoint to act as depositary for the Arrangement.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

"EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system maintained for purposes of filings made under the Securities Act of 1933 (United States), the Exchange Act and other statutes.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" has the meaning specified in the Plan of Arrangement.

"Electronic Address" means "electronic address" as defined in Anti-Spam Laws.

"Employee Plans" means all employee benefit, health, welfare, medical, dental, life insurance, supplemental unemployment benefit, fringe benefit, bonus, profit sharing, savings, insurance, incentive (including the Incentive Plans), incentive compensation, deferred compensation, death benefits, termination, retention, change in control, severance, security purchase, security compensation, security option, security appreciation, phantom security, dividend, loan, disability, capital accumulation plans, defined benefit pension plans, registered and non-registered pension plans, funded and unfunded pension plans, multi- employer plans, supplemental retirements plans and other similar employee, independent contractor, consultant or director compensation or benefit plans, programs, practices, policies, trusts, funds, agreements or arrangements for the benefit of Employees, former employees, officers or directors, consultants, agents, service providers or independent contractors of the Corporation or any of its Subsidiaries, or any other Person, whether written or unwritten, funded or unfunded, insured or self-insured, registered or unregistered which are maintained by or binding upon the Corporation or any of its Subsidiaries or in respect of which the Corporation or any of its Subsidiaries has any actual or potential liability, but does not include (a) individual offer letters or employment Contracts with Employees, consultants, agents or independent contractors of the Corporation or any of its Subsidiaries (in each case as amended, modified or supplemented), and (b) any statutory plans administered by a Governmental Entity, including the Canada Pension Plan, Ontario Pension Plan and plans administered pursuant to applicable federal, state or provincial health, worker's compensation or employment insurance legislation.

"Employees" means all employees of the Corporation and its Subsidiaries, as the case may be, including part time and full time employees, in each case, whether active or inactive.

"Environmental Laws" means all Laws and Contracts with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment, including sewer systems and civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

"Equity Commitment Letter" has the meaning ascribed thereto in paragraph (7) of Schedule D.

"Equity Financing" has the meaning ascribed thereto in paragraph (7) of Schedule D.

"Equity Financing Sources" means the equity financing sources identified in, and any other Person which becomes a financing source in respect of, the Equity Financing pursuant to the Equity Commitment Letter.

"Exchange Act" means the United States Exchange Act of 1934.

"Exchanges" means the Toronto Stock Exchange and the NASDAQ Capital Market.

"Existing Financing Instruments" means, collectively the credit agreement dated December 10, 2019 among, inter alia, the Corporation, as borrower, and the Royal Bank of Canada, as agent, and the other financial institutions thereto, as amended on June 3, 2020, on November 23, 2020 and on November 10, 2021.

"Fairness Opinions" means an opinion of each of RBC Capital Markets Inc. and Blair Franklin Capital Partners Inc. to the effect that, as of the date of such opinion, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such holders.

"Final Order" means the final order of the Court made pursuant to Section 192 of the CBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal.

"Financing" has the meaning ascribed thereto in paragraph (7) of Schedule D.

"Financing Commitments" has the meaning ascribed thereto in paragraph (7) of Schedule D.

"Financing Sources" means any Debt Financing Sources or any Equity Financing Sources, together with such person's successors, assigns, affiliates and Representatives and their respective successors, assigns, affiliates and Representatives.

"Funds Available" means, with respect to the Corporation and its Subsidiaries, the sum of cash and cash equivalents, funds receivable from payment processors and cash held in trust, in each case, as determined in accordance with IFRS as applied by the Corporation and its Subsidiaries on a basis consistent with their past practices.

"Government Official" means any official, employee, or representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.

"Governmental Entity" means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (d) any Securities Authority or stock exchange, including the Exchanges.

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

"HSR Clearance" means that the applicable waiting period (including any extension thereof) pursuant to the HSR Act shall have expired or been terminated.

"IFRS" means generally accepted accounting principles as set out in the CPA Canada Handbook - Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards.

"Incentive Plans" means (a) the Corporation 2016 Stock Option Plan, and (b) the Corporation Employee Share Unit Plan.

"Incentive Securities" means, collectively, the Performance Options, the PSUs and the RSUs.

"Indebtedness" means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all capitalized leases or purchase money obligations of such Person, (d) all obligations under credit card processing arrangements, (e) all monetary obligations of such Person owing under Swap Contracts or similar financial instruments (which amount shall be calculated based on the amount that would be payable by such Person if the relevant Contract or instrument were terminated on the date of determination), (f) all guarantees (excluding, for certainty, any guarantees in favour of any loyalty program partners), indemnities or financial assistance of, or in respect of, any Indebtedness of any other Person, (g) all reimbursement obligations with respect to letters of credit and letters of guarantee, and (h) all obligations in respect of bankers' acceptances.

"Intellectual Property" means all intellectual property, in any jurisdiction throughout the world, whether or not registrable, including all: (a) patents, applications for patents and reissues, divisionals, continuations, renewals, re-examinations, extensions and continuations- in-part of patents or patent applications, (b) proprietary and non public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, models, formulas, algorithms, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing, (c) copyrights, copyright registrations and applications for copyright registration, (d) integrated circuit, topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications, (e) designs, design registrations, design registration applications, industrial designs, industrial design registrations and industrial design applications, (f) trade names, business names, corporate names, domain names, social media accounts and user names, social media identifiers and identities, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing,(g) all intellectual property rights in and to Software and technology, and (h) any other intellectual property and industrial property rights throughout the world, however denominated, together with all licenses of and to any of the foregoing.

"Interim Order" means the interim order of the Court made pursuant to Section 192 of the CBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

"IP Licenses" has the meaning specified in Paragraph (27) of Schedule C.

"Law" means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and, to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.

"Licensed Intellectual Property" means all Intellectual Property (a) which is not Owned Intellectual Property, and (b) in which the Corporation or a Subsidiary has a right, interest, benefit, licence or permission to access, use, practice or otherwise enjoy or exploit, including pursuant to a Contract, covenant not to sue, custom or practice, Order or applicable Law.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Limited Guarantee" means the limited guarantee dated as of the date hereof between the Corporation and each of the Equity Financing Sources in favour of the Corporation pursuant to which such Equity Financing Sources guarantee the payment in full of the Reverse Termination Fee, the indemnity in connection with the Pre-Acquisition Reorganization pursuant to Section 4.6(4) and the indemnity in connection with the Financing pursuant to Section 4.14(5), on the terms, conditions and limitations set forth therein, as amended or replaced in accordance therewith.

"Loyalty Commerce Platform" means the open application program interface based transaction processing platform of the Corporation designated as its "Loyalty Commerce Platform" which provides services to integrate with loyalty programs and processes transactions exchanging loyalty and fiat currencies.

"Matching Period" has the meaning specified in Section 5.4(1)(e).

"Material Adverse Effect" means any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition, liabilities (contingent or otherwise) of the Corporation and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a) any change, event, occurrence, effect, state of facts or circumstance generally affecting the loyalty industry in which the Corporation and/or its Subsidiaries operate;

(b) any change, event or occurrence in general economic, political, or financial conditions in any jurisdiction in which the Corporation or its Subsidiaries operate, including changes in currency exchange rates;

(c) any hurricane, flood, tornado, earthquake or other natural disaster, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any worsening of such conditions existing as of the date of this Agreement;

(d) any commencement or escalation of a war (whether or not declared), armed hostilities or acts of crime or terrorism;

(e) any change in Law, IFRS or change in regulatory accounting or tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Entity;

(f) any specific action taken (or omitted to be taken) by the Corporation or any of its Subsidiaries that is expressly required to be taken (or omitted to be taken) pursuant to this Agreement or with the prior written consent or at the written direction of the Purchaser;

(g) any change in the market price or trading volume of the Shares (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(h) any failure by the Corporation to meet any internal forecasts, projections or earnings guidance or expectations, or any external forecasts, projections or earnings guidance or expectations provided or publicly released by the Corporation or equity analysts for any period (it being understood that the causes underlying such matters may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(i) any Proceeding or threatened Proceeding relating to this Agreement or the Arrangement (it being understood that the causes underlying such Proceeding may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred); or

(j) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Corporation or any of its Subsidiaries with any Governmental Entity or any of their current or prospective employees, customers, members of loyalty programs, Securityholders, financing sources, vendors, distributors, suppliers or partners, in each case only to the extent resulting from the announcement of this Agreement or the Arrangement or the implementation of the Arrangement;

but, in the case of clauses (a) through to and including (e) above, only to the extent that any such change, event, occurrence, effect, state of facts or circumstance does not have a disproportionate effect on the Corporation and its Subsidiaries, taken as a whole, relative to other entities operating in the loyalty industry in which the Corporation and/or its Subsidiaries operate; in addition, for certainty, references in certain sections of this Agreement, including Section 6.2(1) (in respect of Paragraph (23)(f) [Material Contracts] of Schedule C), or in any section of the Corporation Disclosure Letter to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

"Material Contract" means any Contract:

(a) under which the Corporation or its Subsidiaries has generated gross profit during the fiscal year ended December 31, 2021, or is expected to generate gross profit during the fiscal year ending December 31, 2022 (based on the Corporation's plan in respect of the fiscal year ending December 31, 2022), in excess of (i) US$■ [commercially sensitive information], where such term is used in Section 4.1, and (ii) US$■ [commercially sensitive information], where such term is used elsewhere in this Agreement, including in Schedule C;

(b) under which the Corporation or its Subsidiaries have made payments (excluding payments relating to the purchase of loyalty points to customers, partners or loyalty programs) in excess of US$■ [commercially sensitive information] during the fiscal year ended December 31, 2021, or is obligated to make payment in excess of US$■ [commercially sensitive information] in any twelve-month period;

(c) under which the Corporation or its Subsidiaries have made payments relating to the purchase of loyalty points to customers, partners or loyalty programs in excess of US$■ [commercially sensitive information] during the fiscal year ended December 31, 2021, or is obligated to make payment in excess of US$■ [commercially sensitive information] in any twelve-month period;

(d) that relates to any material joint venture or strategic alliance;

(e) relating to (i) the Existing Financing Instruments or any other Indebtedness (currently outstanding or which may become outstanding) of the Corporation or any of its Subsidiaries or (ii) the guarantee of any liabilities or obligations of a Person other than the Corporation or any of its Subsidiaries, in each case excluding (a) any monetary obligations of such Person owing under Swap Contracts or similar financial instruments entered into in the Ordinary Course, (b) guarantees or intercompany liabilities or obligations between two or more Persons each of whom is a Subsidiary of the Corporation or between the Corporation and one or more Persons each of whom is a Subsidiary of the Corporation, and (c) any revenue guarantees in favour of customers, partners or loyalty programs in the Ordinary Course;

(f) restricting the incurrence of Indebtedness by the Corporation or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Corporation or any of its Subsidiaries, or restricting the payment of dividends by the Corporation;

(g) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange (including any put, call or similar right), any property or asset where the purchase or sale price or agreed value of such property or asset exceeds $1,000,000;

(h) that (i) limits or restricts in any material respect the ability of the Corporation or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area or the scope of Persons to whom the Corporation or any of its Subsidiaries may sell products or deliver services, or (ii) creates an exclusive dealing arrangement or "most favoured nation" obligation, or grants a third party a right of first offer or refusal in respect of material assets of the Corporation or any of its Subsidiaries;

(i) under which the Corporation or any of its Subsidiaries has any revenue guarantee in favour of a customer, partner or loyalty program, in each case, in excess of US$■

[commercially sensitive information] in respect of the fiscal year ending December 31, 2022;

(j) providing for any payment processing or credit card processing services provided by or to the Corporation and any of its Subsidiaries;

(k) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(l) relating to the sale or purchase of (or otherwise relating to transfer of) any material Intellectual Property or exclusive license or right in respect thereto, including the Loyalty Commerce Platform;

(m) that obligates the Corporation or any of its Subsidiaries to make any capital investment, commitment (other than revenue guarantees or similar obligations in favour of customers, partners or loyalty programs) or expenditure in excess of $500,000;

(n) any Contract (other than Contracts referred to in (a) through (m) above) which has been or would be required by Securities Laws to be filed by the Corporation with the Securities Authorities; or

(o) that is otherwise material to the Corporation and its Subsidiaries, taken as a whole;

and includes each of the Contracts listed in Paragraphs (23)(a), (27)(a), (27)(f) and (29)(f) of Schedule C, provided that, in each of the foregoing cases, if a Contract has been amended, modified, supplemented or renewed, any reference to the Contract shall refer to the Contract as so amended, modified, supplemented or renewed.

"Meeting" means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

"Member Data" collectively means the following as and to the extent applicable and relating to the accounts established for members of loyalty programs and maintained, possessed or controlled, whether directly or indirectly through third party service providers, by the Corporation:

(a) the files and information reflected on the data processing system used by the Corporation or any of its Subsidiaries to process and service the accounts of members of loyalty programs, including loyalty program account numbers;

(b) the historical reflection of the files and information referred to in clause (a), in whatever medium such files and information are stored;

(c) all correspondence between the Corporation or any of its Subsidiaries and any member of a loyalty program, and all customer service and collections correspondence, notes and other documentation;

(d) all correspondence with Governmental Entities relating to any complaints by members of loyalty programs and compliance with Laws;

(e) all applications, documentation and correspondence with past or current members of loyalty programs, Personal Information of past or current members of loyalty programs, member agreements, documentation of finance and other charges, and credit, redemption and payment and transaction history with respect to the accounts of members of loyalty programs, and electronic statements of historical credit, redemption and payment activity; and

(f) any other written records or materials of whatever form or nature (excluding, however, electronic media but including the information contained therein) arising from or relating to any of the foregoing to the extent related to an account of a member of a loyalty program.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"Misrepresentation" means (a) a misrepresentation for purposes of applicable Canadian Securities Laws, or (b) for purposes of U.S. Securities Laws, an untrue statement of a material fact or an omission to state a material fact, in each case that is required to be stated or that is necessary to make a statement not misleading.

"Money Laundering Laws" has the meaning specified in Paragraph (41) of Schedule C.

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

"No Action Letter" means written confirmation from the Commissioner of Competition that he or she does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

"officer" has the meaning specified in the Securities Act (Ontario).

"OHSA" has the meaning specified in Paragraph (32)(g) of Schedule C.

"Open Source Software" means all software that is distributed as "free software", "open source software" or under a similar licensing or distribution model, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license for software that meets the "Open Source Definition" promulgated by the Open Source Initiative.

"Order" means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees, stipulations or similar actions taken or entered by or with, or applied by, any Governmental Entity (in each case, whether temporary, preliminary or permanent).

"Ordinary Course" means, with respect to an action taken (or omission to take any action) by a Party or any of its Subsidiaries, that such action or omission is consistent in nature and scope with the past practices of such Party or such Subsidiary in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

"OSC" means the Ontario Securities Commission.

"Outside Date" means August 15, 2022; provided that either Party may postpone the Outside Date by a period of not less than 10 Business Days and not more than 30 days per postponement if the condition in Section 6.1(3) [Regulatory Approvals] has not been satisfied and such failure is not the result of a non-appealable decision of a Governmental Entity, by giving written notice to the other to such effect no later than the date that is not less than five Business Days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties; provided further that, notwithstanding the foregoing, neither Party shall have the right to postpone the Outside Date if the failure to satisfy the condition in Section 6.1(3) [Regulatory Approvals] has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; and provided further that the Outside Date shall be postponed to no later than October 31, 2022.

"Owned Intellectual Property" means all Intellectual Property owned or purported to be owned, in whole or in part, by the Corporation or a Subsidiary. For purposes of the foregoing, "owned" includes ownership of a beneficial right pursuant to which an employee or other third party is obligated (whether under contract, fiduciary obligations, statute or otherwise) to assign Intellectual Property to the Corporation or a Subsidiary.

"Owned Registered Intellectual Property" has the meaning specified in Paragraph (27) of Schedule C.

"Parties" means the Corporation and the Purchaser and "Party" means any one of them.

"Performance Options" means all outstanding options to purchase Shares issued pursuant to the Corporation 2016 Stock Option Plan which are subject to performance conditions.

"Permitted Contest" means any action taken by the Corporation or a Subsidiary thereof in good faith by appropriate Proceedings diligently pursued to contest any Taxes, claims or Liens, provided that (a) the Corporation has established reasonable reserves therefor in accordance with IFRS, (b) proceeding with such contest would not have a Material Adverse Effect, and (c) proceeding with such contest will not create a material risk of loss of, or interference with the use or operation of, a material part of the Corporation Assets.

"Permitted Liens" means, in respect of the Corporation or any of its Subsidiaries, any one or more of the following:

(a) Liens for Taxes which are not due or delinquent or which are the subject of a Permitted Contest;

(b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Corporation or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; or

(d) Liens listed and described in Section 1.1(b) of the Corporation Disclosure Letter.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Personal Information" means (i) all information identifying, or that alone or in combination with other information allows for the identification of, an individual; and (ii) any information that is defined as "personal information" or "personal data" under applicable Law.

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"Pre-Acquisition Reorganization" has the meaning specified in Section 4.6(1).

"Privacy Policy" means any written external or internal statement (including any website or mobile application privacy policies or notices) of the Corporation or any of its Subsidiaries relating to the Processing of Personal Information (including the collection, use, disclosure, sale, lease or transfer (including cross-border transfer) of Personal Information) by the Corporation or any of its Subsidiaries.

"Proceeding" means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination, enquiry, investigation or other proceeding commenced, brought, conducted or heard by or before, any Governmental Entity.

"Processing" means any operation or set of operations that is performed upon data, including Personal Information, whether or not by automatic means, such as collection, recording, organization, structuring, transfer, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction, or instruction, training or other learning relating to such data or combination of data, including Personal Information.

"PSUs" means all outstanding performance share units issued under the Corporation Employee Share Unit Plan.

"Purchaser" means 13994384 Canada Inc., a corporation existing under the laws of Canada or, in accordance with Section 8.12, any of its successors or permitted assigns.

"Purchaser Related Parties" has the meaning ascribed thereto in Section 8.3(2).

"Registered Intellectual Property" means all Intellectual Property that is the subject of a registration (or an application for registration), including domain names and social media accounts and identifiers.

"Representative" means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other adviser) or agent of such Person or of any of its Subsidiaries.

"Required Amount" has the meaning ascribed thereto in paragraph (7) of Schedule D.

"Required Shareholder Approval" has the meaning specified in Section 2.2(2).

"Reverse Termination Fee" has the meaning specified in Section 8.2(4).

"Reverse Termination Fee Event" has the meaning specified in Section 8.2(4).

"RSUs" means all outstanding restricted share units issued under the Corporation Employee Share Unit Plan.

"Sanctions" has the meaning given to it in Paragraph (38) of Schedule C hereto.

"SEC" means the United States Securities and Exchange Commission.

"Securities Authority" means the OSC and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada, the SEC and the Exchanges.

"Securities Laws" means the Securities Act (Ontario), the Securities Act of 1933 (United States), and the Exchange Act, in each case together with all other applicable securities Laws, rules and regulations and published policies thereunder or under any other federal, provincial, state or territory securities Laws of Canada or the United States and the rules and regulations published thereunder, and the rules and published policies of the Exchanges.

"Securityholders" means, collectively, the Shareholders and the holders of Incentive Securities.

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Securities Authorities.

"Senior Management" means the individuals occupying the following positions, including any Persons replacing such individuals in their functions: (a) Chief Executive Officer, (b) President, (c) Chief Financial Officer, (d) Chief People Officer, (e) Head of Product, (f) Chief Commercial Officer, (g) Chief Technology Officer, (h) Chief Marketing Officer and (i) Vice- President, General Counsel.

"Share Purchase Trust" means the trust established by the employee benefit plan trust agreement dated March 27, 2012 between the Corporation and Computershare Trust Company of Canada for purposes of acquiring and holding Shares in furtherance of settlement of RSUs and PSUs under the Corporation Employee Share Unit Plan.

"Shareholders" means the registered or beneficial holders of the Shares, as the context requires.

"Shares" means the common shares in the share capital of the Corporation.

"Software" means any computer software or program (both in source code or object code form), including any software as a service or other cloud-based system in use, and all proprietary rights, documentation and other materials related to such computer software or program.

"Subsidiary" has the meaning specified in NI 45-106 as in effect on the date of this Agreement, and for the purposes of this Agreement, "control" shall also have the meaning specified in NI 45-106 as in effect on the date of this Agreement.

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal from a Person or group of Persons at arm's length with the Corporation to acquire not less than all of the outstanding Shares not already owned by such Person or group of Persons or all or substantially all of the assets of the Corporation on a consolidated basis that (a) complies with applicable Laws and did not result from or involve a breach of Article 5, (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal and their respective affiliates, (c) is made by a Person or group of Persons who has demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisers and its outside legal counsel), that it has (i) adequate cash on hand and/or (ii) is not subject to any financing condition or contingency, and has fully committed financing from a bank or other financial institution, private equity or similar fund or organization required to complete such Acquisition Proposal at the time and on the basis set out therein, (d) is not subject to any due diligence or access condition, and (e) that the Board determines in its good faith judgment, after receipt of advice from its financial advisers and its outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

"Superior Proposal Notice" has the meaning specified in Section 5.4(1)(c).

"Swaps" means any transaction which is a derivative, rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures Contract or other similar transaction (including any option with respect to any of these transactions or any combination of these transactions).

"Tax Act" means the Income Tax Act (Canada).

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes, including any amendments, modifications, or schedules of any of the foregoing.

"Taxes" means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, volume, quantity, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, Indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal or property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions and any liability relating to a deemed overpayment of Taxes in respect of the CEWS under section 125.7 of the Tax Act, (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (a), (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

"Terminating Party" has the meaning specified in Section 4.9(3).

"Termination Fee" has the meaning specified in Section 8.2(2).

"Termination Fee Event" has the meaning specified in Section 8.2(2).

"Termination Notice" has the meaning specified in Section 4.9(3).

"Third Party Beneficiaries" has the meaning specified in Section 8.9(1).

"Third Party Software" has the meaning specified in Paragraph (29)(b) of Schedule C.

"Trade Control Laws" has the meaning specified in Paragraph (40) of Schedule C.

"Transaction Litigation" means any Proceeding asserted or commenced by, on behalf of or in the name of, a third party against or otherwise involving the Corporation, the Board, any committee thereof and/or any of the Corporation's directors or officers relating directly or indirectly to the Arrangement, this Agreement or any of the other transactions contemplated hereby.

"Willful Breach" means with respect to any representation, warranty, agreement or covenant in this Agreement, a material breach of this Agreement that is a consequence of an act or omission by the Breaching Party with the actual knowledge and intent that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2 Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1) Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2) Currency. All references to U.S. dollars or to US$ are references to United States dollars. All references to dollars or to $ are references to Canadian dollars. In the event that any amounts are required to be converted from a foreign currency to Canadian dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of The Bank of Canada available before the relevant calculation date. For greater certainty, the Consideration is expressed in U.S. dollars and is not subject to any currency conversion pursuant to the foregoing.

(3) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4) Certain Phrases and References, etc. The words "including", "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." Unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term "made available" means copies of the subject materials were included in the Data Room.

(5) Capitalized Terms. All capitalized terms used in any Schedule or in the Corporation Disclosure Letter have the meanings ascribed to them in this Agreement.

(6) Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Corporation or its Subsidiaries, it is deemed to refer to the actual knowledge of the Chief Executive Officer, President, Chief Financial Officer, Chief People Officer, Chief Technology Officer and Vice-President, General Counsel, in their respective capacity as officers of the Corporation and not in their personal capacity, after making reasonable inquiries of such Persons within the Corporation as they consider necessary as to the matters that are the subject of the representations and warranties. The Corporation confirms that Chief Executive Officer, President, Chief Financial Officer, Chief People Officer, Chief Technology Officer and Vice-President, General Counsel has made such reasonable inquiries.

(7) Accounting Terms. Except as otherwise specifically provided for in this Agreement, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Corporation required to be made shall be made in a manner consistent with IFRS.

(8) Statutes. Any reference to a Law refers to such Law and all rules and regulations made under it, as it or they may have been or may from time to time be amended, consolidated, replaced or re-enacted, unless stated otherwise.

(9) Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(10) Time References. References to time are to local time, Toronto, Ontario.

(11) Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Corporation, each such provision shall be construed as a covenant by the Corporation to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(12) Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(13) Schedules. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement.

The Corporation and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2 Interim Order.

As soon as reasonably practicable after the date of this Agreement, but in any event in sufficient time to permit the Meeting to be convened in accordance with Section 2.3, the Corporation shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(1) for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(2) that the required level of approval (the "Required Shareholder Approval") for the Arrangement Resolution shall be (a) at least and no more than 66 2/3% of the votes cast on the Arrangement Resolution by the Shareholders present in person (or virtually) or represented by proxy at the Meeting and (b) at least and no more than a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person (or virtually) or represented by proxy at the Meeting, excluding for this purpose votes attached to Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(3) that, in all other respects, the terms, restrictions and conditions of the Corporation's Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(4) for the grant of the Dissent Rights to those Shareholders who are registered Shareholders as contemplated in the Plan of Arrangement;

(5) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(6) that the Meeting may be adjourned or postponed from time to time by the Corporation in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court;

(7) confirmation of the record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting in accordance with the Interim Order;

(8) that the record date for Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by Securities Laws; and

(9) for such other matters as the Purchaser or the Corporation, as the case may be, may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably conditioned, withheld or delayed.

Section 2.3 Meeting.

Subject to the terms of this Agreement and the Interim Order, the Corporation shall:

(1) convene and conduct the Meeting in accordance with the Interim Order, the Corporation's Constating Documents and applicable Law on or before July 5, 2022, for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by the Purchaser, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser, except:

(a) in the case of an adjournment, as required for quorum purposes;

(b) as required by applicable Law or by a Governmental Entity (subject to compliance by the Corporation with Section 4.2(1)(d)); or

(c) as required or permitted under Section 4.9(4) or Section 5.4(5).

(2) use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, using proxy solicitation services firms and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution;

(3) provide the Purchaser with copies of or access to information regarding the Meeting generated by the Corporation's transfer agent or any dealer or proxy solicitation services firm, as reasonably requested from time to time by the Purchaser;

(4) consult with the Purchaser in fixing the date of the Meeting and the record date for the Meeting, give notice to the Purchaser of the Meeting and allow the Purchaser's Representatives and outside legal counsel to attend the Meeting;

(5) promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies (for greater certainty, specifying votes "for" and votes "against" the Arrangement Resolution) received by the Corporation in respect of the Arrangement Resolution;

(6) promptly advise the Purchaser of any communication (written or oral) received from, or claims brought by (or, to the knowledge of the Corporation, threatened to be brought by), any Person in opposition to the Arrangement and/or any purported exercise or withdrawal of Dissent Rights by Shareholders and, subject to Law, cooperate and provide the Purchaser with (a) an opportunity to review and comment upon in advance any written communications to be sent by or on behalf of the Corporation to any such Person, (b) a copy of any such written communication and (c) the opportunity to participate with the Corporation in any discussions or negotiations with or including any such Persons;

(7) not settle, compromise, make any payment with respect to or waive any failure by any holder of Shares to timely deliver a notice of exercise of, or agree to settle, compromise, make any payment with respect to or waive any failure by any holder of Shares to timely deliver a notice of exercise of, any exercise or purported exercise of Dissent Rights without the prior written consent of the Purchaser;

(8) not change the record date for Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law; and

(9) at the reasonable request of the Purchaser from time to time, provide the Purchaser with a list of (a) the registered Shareholders, together with their addresses and respective holdings of Shares, (b) the names, addresses and holdings of all Persons having rights issued by the Corporation to acquire Shares (including holders of Incentive Securities), and (c) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non- objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, all as can be reasonably obtained by the Corporation using the procedure set forth under Securities Laws. The Corporation shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

Section 2.4 Circular.

(1) The Corporation shall, as promptly as reasonably practicable after the date of this Agreement, prepare and complete, in consultation with the Purchaser, the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, and the Corporation shall file the Circular and such other documents in compliance with applicable Securities Laws. As promptly as reasonably practicable after obtaining the Interim Order, the Corporation shall cause the Circular and such other documents to be filed and sent to each Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Meeting to be held by the date specified in Section 2.3(1).

(2) The Corporation shall ensure that the Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than in respect to any written information with respect to the Purchaser or the Financing Sources that is furnished in writing by or on behalf of the Purchaser or the Financing Sources for inclusion in the Circular) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Circular must include: (a) a summary and a copy of the Fairness Opinions, (b) a statement that the Board has received the Fairness Opinions and has, after receiving advice from its financial adviser and outside legal counsel, unanimously determined (subject to the obligation of any conflicted directors, if any, to abstain from voting upon the matter) that the Arrangement Resolution is in the best interests of the Corporation and is fair to the Shareholders and that the Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution (the "Board Recommendation"), and (c) a statement that each director and officer of the Corporation has entered into a D&O Support and Voting Agreement pursuant to which such director or officer has agreed to vote all of his or her Shares in favour of the Arrangement Resolution.

(3) The Corporation shall give the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its outside legal counsel, and agrees that all information relating to the Purchaser or the Financing Sources that is furnished in writing by or on behalf of the Purchaser or the Financing Sources for inclusion in the Circular or other related documents must be in a form and content satisfactory to the Purchaser, acting reasonably. The Corporation shall provide the Purchaser with a final copy of the Circular prior to its mailing to the Shareholders.

(4) The Purchaser shall furnish in writing to the Corporation all necessary information concerning the Purchaser and the Financing Sources, as applicable, that is required by Law to be included by the Corporation in the Circular or other related documents to the Corporation in writing and shall ensure that such information does not contain any Misrepresentation.

(5) Each Party shall promptly notify the other Party if it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Corporation shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5 Final Order.

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Corporation shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order.

Section 2.6 Court Proceedings.

In connection with all Proceedings relating to obtaining the Interim Order and the Final Order, the Corporation shall, subject to the terms of this Agreement:

(1) diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(2) provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with, or submitted to, the Court, the Director or the OSC in connection with the Arrangement, including drafts of the motion for Interim Order and Final Order, affidavits, Interim Order and Final Order, and give reasonable consideration to all such comments of the Purchaser and its outside legal counsel, provided that all information relating to the Purchaser, the Financing Sources and their respective affiliates included in such materials shall be in a form and substance satisfactory to the Purchaser, acting reasonably;

(3) provide to the Purchaser and its outside legal counsel, on a timely basis, copies of any notice of appearance, evidence or other documents served on the Corporation or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4) ensure that all materials filed with the Court by the Corporation in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(5) not file any materials with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with the Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations, or diminishes or limits the Purchaser's rights, set forth in any such filed or served materials or under this Agreement, the Arrangement and the D&O Support and Voting Agreements;

(6) oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement; if the Corporation is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(7) not object to the outside legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the Purchaser advises the Corporation of the nature of any such submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement.

Section 2.7 Treatment of Performance Options, RSUs and PSUs.

(1) In accordance with and subject to the Plan of Arrangement and the applicable Incentive Plan, the Corporation will take all reasonable steps necessary or desirable to effect the exchange, surrender, settlement or cancellation of the securities identified below that are outstanding immediately prior to the Effective Time in exchange for, subject to withholding Taxes where applicable:

(a) in respect of each vested Performance Option an amount equal to the Consideration less the applicable exercise price in respect of such Performance Option (for greater certainty, where such amount is zero or negative, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Performance Option any amount in respect of such Performance Option); and

(b) in respect of each RSU or PSU (other than RSUs and PSUs settled in exchange for Shares by the Share Purchase Trust), whether vested or unvested, an amount equal to the Consideration.

Following such payments, all Performance Options (including, for greater certainty, unvested Performance Options), RSUs and PSUs outstanding on the Effective Date shall be deemed cancelled in accordance with the Plan of Arrangement.

(2) The Parties acknowledge that no deduction will be claimed by the Corporation in respect of any payment made to a holder of Performance Options in respect of Performance Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act) in computing the Corporation's taxable income under the Tax Act, and the Corporation shall: (a) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Performance Options, and (b) provide evidence in writing of such election to holders of Performance Options in the form(s) prescribed in respect of the Tax Act.

(3) The Corporation will take all reasonable steps necessary or desirable (a) to cause the Share Purchase Trust to cease all purchases of Shares as of the date hereof through and to the Closing and (b) to effect the settlement of the Shares held by the Share Purchase Trust which are outstanding immediately prior to the Effective Time in accordance with the Plan of Arrangement.

Section 2.8 Employees.

(1) From and after the Effective Time, the Purchaser shall cause the Corporation to honour and comply in all material respects with all of the obligations of the Corporation under employment agreements (including change of control, severance and bonus entitlements) with Employees and for a period of twelve (12) months following the Effective Time shall cause the Corporation to provide the Employees with benefits and total compensation that are, in the aggregate, substantially comparable to those provided to such Employees immediately prior to the Effective Time, provided that no provision of this Section 2.8 shall (a) give any Employees any right to continued employment, (b) affect or otherwise increase the severance, post-termination benefits or other termination entitlements of Employees, or (c) impair in any way the right of the Corporation to terminate the employment of any Employee or amend or terminate any of the Employee Plans in accordance with their terms at any time.

Section 2.9 Articles of Arrangement and Effective Time.

(1) The closing of the transactions contemplated hereby (the "Closing"), including the filing of the Articles of Arrangement with the Director, shall occur as soon as reasonably practicable (and in any event not later than five (5) Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time), unless another time or date is agreed to in writing by the Parties, provided that if on the date the Corporation would otherwise be required to file the Articles of Arrangement pursuant to this Section 2.9(1), a Party has delivered a Termination Notice pursuant to Section 4.9(3), the Corporation shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice.

(2) From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the CBCA. The Closing will take place by remote communication and by the exchange of documents by electronic transmission or, to the extent such exchange is not practicable or the Parties otherwise agree in writing, at the offices of Davies Ward Phillips & Vineberg LLP in Toronto, Ontario, or such other location as may be agreed upon by the Parties.

Section 2.10 Payment of Consideration.

The Purchaser shall, following receipt of the Final Order and prior to the filing by the Corporation of the Articles of Arrangement with the Director, provide, or cause to be provided to, the Depositary sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Corporation and the Purchaser, each acting reasonably) to satisfy the aggregate Consideration payable to the Shareholders by the Purchaser as provided for in the Plan of Arrangement.

Section 2.11 Adjustment of Consideration.

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the Corporation declares or pays cash dividends on the Shares, then the Consideration to be paid per Share shall be appropriately reduced, on a dollar for dollar basis, to provide to Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per Share.

Section 2.12 Withholding Rights.

Each of the Purchaser, the Corporation, the Share Purchase Trust, the Depositary or any other Person that makes a payment or delivers property hereunder shall be entitled to deduct and withhold from the amounts otherwise payable or property otherwise deliverable under this Agreement and the Arrangement (including any amounts payable pursuant to Section 2.7) to any Securityholder, such amounts as it is directed to deduct and withhold or is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any Law and remit such deduction and withholding amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted and withheld and remitted to the appropriate Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement and the Arrangement as having been paid to such Securityholders, in respect of which such deduction and withholding and remittance was made. Other than with respect to payroll related deductions and withholdings, the Purchaser shall give notice to the Corporation at least five (5) Business Days prior to the Effective Date of any intended withholding from the payment of the Consideration and work with the Corporation in good faith to reduce or eliminate, to the extent possible, any applicable withholding.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Corporation.

(1) Except as disclosed in the Corporation Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Corporation represents and warrants to the Purchaser that the representations and warranties set forth in Schedule C are true and correct and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2) Except for the representations and warranties set forth in this Agreement, neither the Corporation nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of the Corporation.

(3) The representations and warranties of the Corporation contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of the Purchaser.

(1) The Purchaser represents and warrants to the Corporation that the representations and warranties set forth in Schedule D are true and correct and acknowledges and agrees that the Corporation is relying upon the representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2) Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

(3) The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of the Corporation.

(1) The Corporation covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required by this Agreement, (iii) as required by applicable Law, including any COVID-19 Measures, (iv) as contemplated by any Pre-Acquisition Reorganization, or (v) as provided in Section 4.1 of the Corporation Disclosure Letter, the Corporation shall, and shall cause each of its Subsidiaries to (a) conduct business in the Ordinary Course and in accordance with all applicable Laws in all material respects, and (b) use commercially reasonable efforts to maintain and preserve, in the Ordinary Course, its and its Subsidiaries' respective business organization, operations, assets, properties, Authorizations, Intellectual Property, goodwill and relationships with its Employees, consultants, agents and independent contractors or those of any of its Subsidiaries, Governmental Entities, landlords, creditors, lessors, lessees, suppliers, licensors, licensees, strategic or alliance partners and other Persons, in each case with whom the Corporation or any of its Subsidiaries have material business relations.

(2) Without limiting the Corporation's obligations under Section 4.1, the Corporation covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required by this Agreement, (iii) as required by applicable Law, including any COVID-19 Measures, (iv) as contemplated by any Pre-Acquisition Reorganization, or (v) as set forth in Section 4.1(2) of the Corporation Disclosure Letter, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a) amend, restate, rescind, alter, enact or adopt all or any portion of any of the Constating Documents of the Corporation or any of its Subsidiaries;

(b) adjust, split, combine, reclassify or amend the terms of any securities of the Corporation or any of its Subsidiaries;

(c) reduce the stated capital of the securities of the Corporation or any of its Subsidiaries;

(d) purchase, redeem, repurchase or otherwise acquire or offer to purchase, redeem, repurchase or otherwise acquire any class of securities of its securities, whether pursuant to any existing or future contract, arrangement, purchase plan, normal course issuer bid or otherwise;

(e) adopt a plan of complete or partial liquidation, arrangement, dissolution, amalgamation, merger, consolidation, restructuring, recapitalization, winding-up or other reorganization of the Corporation or any of its Subsidiaries, or file a petition in bankruptcy under any applicable Law on behalf of the Corporation or any of its Subsidiaries, or consent to the filing of any bankruptcy petition against the Corporation or any of its Subsidiaries under any applicable Law;

(f) enter into any new line of business (for certainty, not including the deployment or launch of new services, loyalty solutions or reward programs, or products within any existing line of business) or discontinue any existing line of business;

(g) issue, grant, deliver, sell, exchange, amend, modify, accelerate, pledge or otherwise subject to any Lien (other than Permitted Liens), or authorize any such action in respect of, (i) any securities of the Corporation or any of its Subsidiaries, (ii) options, warrants, equity or equity-based awards or other rights to acquire, or exercisable or exchangeable for, or convertible into, any securities of the Corporation or any of its Subsidiaries (including any Incentive Securities), or (iii) any rights that are linked in any way to the price of any shares of, or to the value of or of any part of, or to any dividends or distributions paid on any shares of, the Corporation or any of its Subsidiaries (including any Incentive Securities), in each case other than the issuance of Shares issuable upon the exercise of Performance Options outstanding on the date hereof in accordance with the terms of the Corporation 2016 Stock Option Plan;

(h) make, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof, but excluding any cash dividends for which the Consideration would be adjusted pursuant to Section 2.11) on, or purchase, redeem, repurchase or otherwise acquire, any class of securities of the Corporation or any of its Subsidiaries;

(i) alter or amend the Corporation's policies or practices related to cash management customs and practices (including with respect to maintenance of working capital balances, collection of accounts receivable, payment of accounts payable, accrued liabilities and other liabilities and pricing and credit policies, standard terms and conditions) other than in the Ordinary Course;

(j) invest or acquire an interest in (by amalgamation, merger, consolidation, exchange, purchase of securities, contributions to capital or purchase, or otherwise) any Person, or any land or any real property (other than any leasehold interest);

(k) make any capital expenditures or commitments other than as contemplated by the 2022 Budget (it being understood that, for such purposes, any amount set forth in the 2022 Budget that is allocated in reference to an annual period or any other period shall be deemed proportionally adjusted as at the time of such expenditure or commitment to take into account the number of days having elapsed since the beginning of the reference period for the 2022 Budget, being fiscal 2022);

(l) either (i) deploy or launch new services, loyalty solutions, rewards programs, or products or (ii) implement modifications or customizations in respect of existing services, loyalty solutions, rewards programs, or products, in each case, outside of the Ordinary Course;

(m) make any material changes to (i) the Loyalty Commerce Platform, including any functionality thereof or its integration with loyalty programs, (ii) any policies, procedures or practices of the Corporation or any of its Subsidiaries with respect to any Business Systems, or (iii) any policies (including any Privacy Policy), procedures or practices of the Corporation with respect to data privacy or the Processing of Personal Information;

(n) sell, sell and lease back, pledge, licence, lease, sublease, alienate, dispose, swap, transfer or voluntarily lose the right to use, in whole or in part, or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any Corporation Asset or any interest in any Corporation Asset, or waive, cancel, release or assign to any Person (other than the Corporation and its wholly-owned Subsidiaries) any material right or claim (including Indebtedness owed to the Corporation and its Subsidiaries), except for (i) Corporation Assets sold, leased or otherwise transferred in the Ordinary Course and that are not, individually or in the aggregate, material to the Corporation and its Subsidiaries, (ii) obsolete, damaged or destroyed assets in the Ordinary Course, (iii) returns of leased assets at the end of the lease term, (iv) transfers of assets between one or more of the Corporation and its wholly-owned Subsidiaries, (v) as expressly required pursuant to the terms of any Material Contract in effect on the date of this Agreement, and (vi) sales or other dispositions of Corporation Assets in the Ordinary Course not in excess of $500,000 in the aggregate;

(o) make any loan or similar advance to, or any capital contribution in, or assume, guarantee (for certainty, not including any guarantees in favour of any loyalty program partners) or otherwise become liable with respect to the liabilities or obligations of, any Person, other than the Corporation and any wholly-owned Subsidiary of the Corporation;

(p) increase, create, incur, assume or otherwise become liable for, in one transaction or in a series of related transactions, any Indebtedness or guarantees thereof (for certainty, not including any guarantees in favour of any loyalty program partners) other than (i) Indebtedness incurred in the Ordinary Course not in excess of $500,000 in the aggregate, (ii) Indebtedness relating to any Swaps referred to in subparagraph (dd) below, or (iii) in connection with the refinancing of any Indebtedness outstanding on the date hereof and effected at the direction of the Purchaser pursuant to the transactions contemplated by this Agreement; provided that any Indebtedness created, incurred, assumed or for which the Corporation or any Subsidiary becomes liable in accordance with the foregoing is prepayable at the Effective Time without premium, penalty or other incremental costs (including breakage costs);

(q) enter into any revenue guarantee or similar obligation in favour of a customer, partner or loyalty program, in each case, in excess of $■ [commercially sensitive information];

(r) except as may be required by the terms of any written employment Contract or Employee Plan existing on the date hereof: (i) grant any increase in the rates of wages, salaries, benefits, bonuses or other remuneration of any Employees (other than, with respect to Employees that are not Senior Management Employees, increases in the Ordinary Course that are not material in the aggregate) or grant any increase in the rates of wages, salaries, benefits, bonuses, or other remuneration of any Senior Management Employee, (ii) grant or increase any indemnification, retention, severance, change of control, transaction-based award, bonus or termination or similar compensation or benefits payable to any Employee, consultant, agent or independent contractor of the Corporation or any of its Subsidiaries, or establish, adopt, enter into or amend any bonus, profit sharing, thrift, pension, retirement, deferred compensation, termination or severance plan, agreement, trust, fund, policy or other benefit arrangement as to any Employee, officer, director, consultant, agent, or independent contractor of the Corporation or any of its Subsidiaries, (iii) hire or engage any Employee having total compensation greater than $200,000 or promote any existing Employee to a total compensation level greater than $200,000, (iv) terminate any Employee without cause, other than any Employee having total cash compensation less than $200,000, (v) make any changes to the terms and conditions of employment applicable to any group of Employees, as reflected in work rules, employee handbooks, policies and procedures, or otherwise (other than as permitted in (i) above in respect of Employees that are not Senior Management Employees), (vi) establish, adopt, enter into, amend or terminate any Employee Plan (or any plan, Contract, program, practice, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date hereof), or increase or accelerate the timing of any funding obligation, funding contribution or payment of any compensation or benefits under any Employee Plan, other than commercially reasonable amendments to targets under any Incentive Plan in the Ordinary Course, after reasonable consultation with the Purchaser, or (vii) reduce the Corporation's or any of its Subsidiaries' work force in a material way or so as to trigger any collective dismissal provisions under applicable Laws;

(s) knowingly take any action or fail to take any action that would reasonably be expected to result in a breach or violation of the obligations of the Corporation or any of its Subsidiaries under any Contract with an Employee;

(t) enter into any Collective Agreement, enter into any Contract that would be a Collective Agreement if in effect on the date hereof or grant recognition to any labour union or similar labour organization for purposes of collective bargaining;

(u) disclose any material trade secrets or material confidential information pertaining to the Corporation or any of its Subsidiaries to any Person, other than in the Ordinary Course, to Persons who are under a contractual, legal, or ethical obligation to maintain the confidentiality of such information;

(v) except as contemplated in Section 4.10, amend, modify or terminate, cancel or let lapse, any insurance (or re-insurance) policy of the Corporation or any of its Subsidiaries, unless, simultaneously with any termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums (other than increases reflecting changing market rates) are in full force and effect, and provided that no such termination, cancellation or lapse causes the Corporation or such Subsidiary to be in default of any Material Contract or material Authorization to which it is a party or by which it is bound;

(w) amend any existing material Authorization of the Corporation or any of its Subsidiaries, or abandon or fail to diligently pursue any application for any required material Authorization, or take or omit to take any action that would reasonably be expected to lead to the termination of, or imposition of conditions on, any such material Authorization of the Corporation or any of its Subsidiaries or such required material Authorization;

(x) commence, waive, release, assign, settle or compromise any Proceeding or threatened Proceeding, in each case other than settlements or compromises in the Ordinary Course that involve only: (i) the payment of monetary damages (net of any payments or proceeds received through insurance) not in excess of $250,000 individually or $500,000 in the aggregate, or (ii) the payment of immaterial non- monetary compensation, in each case without any admission of wrongdoing by the Corporation or any of its Subsidiaries, or the imposition of any material restrictions on the business and operations of the Corporation or any of its Subsidiaries;

(y) (i) enter into, (ii) amend or modify in any material respect in the Ordinary Course, (iii) extend the term of, terminate or cancel, or (iv) waive or fail to exercise any rights under, any Material Contract, or enter into any Contract that would be a Material Contract if in effect on the date hereof or fail to enforce any breach of any Material Contract of which it becomes aware, or breach or violate or be in default under any Material Contract;

(z) engage in any transaction with any Senior Management Employee, vice-president, director or any of their immediate family members (including spouses) or any related party (within the meaning of MI 61-101), other than (i) expense reimbursements and  advances in the Ordinary Course, (ii) employment Contracts with Employees hired in accordance with Section 4.1(2)(r), or (iii) transactions between the Corporation and any of its wholly-owned Subsidiaries or between two or more wholly-owned Subsidiaries;

(aa) make any change in the Corporation's methods of Tax of financial accounting policies, practices, principles, methods or procedures, except as required by applicable Law or as required by IFRS;

(bb) except as required by applicable Law: (i) make, change or rescind any material Tax election, information schedule, return or designation, (ii) settle or compromise any material Tax claim, assessment, reassessment, liability, Proceeding or controversy, (iii) file any materially amended Tax Return, (iv) enter into any material agreement with a Governmental Entity with respect to Taxes, (v) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on the Corporation or its Subsidiaries, (vi) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, (vii) consent to the extension or waiver of the limitation period applicable to any material Tax matter, or (viii) make a request for a material Tax ruling to any Governmental Entity or (ix) materially amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes;

(cc) take any action or fail to take any action that would, or would reasonably be expected to in the aggregate (i) cause the Tax attributes of assets of the Corporation or any of its Subsidiaries or the amount of Tax loss carry-forwards of the Corporation or any of its Subsidiaries to materially and adversely change from what is reflected in their respective Tax Returns, or (ii) render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor of the Corporation;

(dd) enter into or terminate any Swap outside of the Ordinary Course, provided that any Indebtedness created, incurred, assumed or for which the Corporation or any Subsidiary becomes liable in accordance with the foregoing is prepayable at the Effective Time without premium, penalty or other incremental costs (including breakage costs);

(ee) grant or commit to grant a licence or otherwise transfer any Corporation Intellectual Property or exclusive rights in or in respect thereto that is material to the Corporation and its Subsidiaries taken as a whole, other than to (i) wholly-owned Subsidiaries and (ii) non-exclusive licences granted to third parties in the Ordinary Course;

(ff) enter into or amend any Contract with any broker, finder or investment banker, provided that the foregoing shall not prohibit the Corporation from entering into an agreement on commercially reasonable terms with any dealer and proxy solicitation services firm for purposes of soliciting proxies in connection with the Arrangement; or

(gg) authorize, agree, offer, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3) The Corporation shall notify the Purchaser of (a) any Data Breach and of any emergency type occurrences involving Corporation Data or the protection of property incidents, in each case that is or would reasonably be expected to be material to the business of the Corporation and its Subsidiaries (taken as a whole) or require disclosure to a Governmental Entity, or (b) other incidents or accidents occurring after the date hereof involving any Corporation Assets that could reasonably be expected to result in damages or losses in excess of $500,000; it being acknowledged that, to the extent that the disclosure of any Personal Information and/or Member Data and/or the identity of the counterparty and/or data controller would, in the Corporation's good faith judgement upon advice of outside counsel, result in a material breach of a Contract, the Corporation shall (i) provide notice to the Corporation that it is relying on this Section 4.1(3) to withhold information, and (ii) use reasonable best efforts to cooperate with the Purchaser in order to find a way to allow disclosure of the information or any other relevant information, which may include providing information on a no-names basis, using customary "clean-room" arrangements, entering into of any "common interest" Contract or similar Contract or seeking to obtain the consent of the counterparty to such Contract. The Corporation shall consult with the Purchaser and give reasonable consideration to the comments formulated by the Purchaser on any actions or measures to be taken in connection with a situation described in this Section 4.1(3) prior to taking any actions or measures in relation thereto (to the extent practicable in light of any required immediate action).

(4) Nothing contained in this Agreement will give the Purchaser, directly or indirectly, the right to direct or control the Corporation's business and operations prior to the Effective Time. Prior to the Effective Time, the Corporation will exercise, consistent with the terms of this Agreement, control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of applicable Law.

Section 4.2 Covenants of the Corporation Relating to the Arrangement.

(1) The Corporation shall, and shall cause its Subsidiaries to, perform all obligations required or desirable to be performed by the Corporation or any of its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Corporation shall and, where appropriate, shall cause its Subsidiaries to (other than in connection with obtaining the Competition Act Approval and the HSR Clearance, which approvals shall be governed by the provisions of Section 4.4):

(a) use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b) use commercially reasonable efforts to provide, obtain and maintain all third party notices or other notices and consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are reasonably required in connection with the Arrangement, this Agreement or the other transactions contemplated hereby and those reasonably required under any Material Contract to which the Corporation or any of its Subsidiaries is a party or those needed to maintain in full force and effect any Authorization held by the Corporation or any of its Subsidiaries, in each case, on terms that are satisfactory to the Purchaser, acting reasonably, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(c) use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Corporation and its Subsidiaries relating to the Arrangement;

(d) use commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings (i) to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated hereby or (ii) contemplated by Section 6.2(3), including seeking to have any stay or temporary restraining Order entered by any Governmental Entity vacated or reserved, so as to enable Closing to occur as soon as reasonably practicable (provided, that neither the Corporation nor any of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed);

(e) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement;

(f) comply with the covenants set forth in Section 4.2(1)(f) of the Corporation Disclosure Letter; and

(g) use commercially reasonable efforts to assist the Purchaser in obtaining the resignations and mutual releases (in a form satisfactory to the Purchaser and the Corporation, acting reasonably) of each member of the Board and each member of the board of directors of the Corporation's Subsidiaries, and causing them to be replaced by Persons designated or nominated by the Purchaser effective as of the Effective Time.

(2) The Corporation shall promptly notify the Purchaser of:

(a) any Material Adverse Effect;

(b) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement, this Agreement or any of the transactions contemplated thereby;

(c) any breach, default or termination, or any notice of breach, default, termination (or of any intention to cancel, terminate or otherwise modify in any material respect or not renew its relationship with the Corporation or any of its Subsidiaries) (whether written or oral), by any party to any Material Contract or any Authorization by which the Corporation or any of its Subsidiaries is bound;

(d) any notice or other communication from any Governmental Entity in connection with this Agreement and the transactions contemplated hereby (and the Corporation shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(e) any Proceedings commenced or, to the knowledge of the Corporation, threatened against, relating to or involving or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated hereby.

Section 4.3 Covenants of the Purchaser Relating to the Arrangement.

(1) The Purchaser shall perform all obligations required or desirable to be performed by the Purchaser under this Agreement, cooperate with the Corporation in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall (other than in connection with obtaining the Competition Act Approval and the HSR Clearance, which approvals shall be governed by the provisions of Section 4.4):

(a) use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it with respect to this Agreement or the Arrangement, provided, however, that under no circumstances will the Purchaser be required to agree or consent to any increase in the Consideration;

(b) use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(c) use commercially reasonable efforts to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings (i) to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated hereby or (ii) contemplated by Section 6.2(3); and

(d) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2) The Purchaser shall promptly notify the Corporation in writing of (a) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement, or (b) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser that relate to this Agreement or the Arrangement, in the case of each of (a) and (b), to the extent that such notice, communication or Proceeding would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under this Agreement.

Section 4.4 Regulatory Approvals and Other Third-Party Consents.

(1) Each Party hereto shall, as promptly as possible, use its commercially reasonable efforts to obtain, or cause to be obtained, all consents and Authorizations, including the Competition Act Approval and the HSR Clearance, from all Governmental Entities that are necessary for its execution and delivery of this Agreement and the performance of its obligations under this Agreement. Each Party shall co-operate fully with the other Party and its affiliates in promptly seeking to obtain all such consents or Authorizations from such Governmental Entities.

(2) In respect of the Competition Act Approval:

(a) The Purchaser shall, as soon as reasonably practicable and in any event within ten (10) Business Days after the date hereof, file with the Commissioner of Competition a competition brief in respect of the transactions contemplated by this Agreement requesting an ARC or, in the alternative, a No Action Letter and the Purchaser and the Corporation shall each file pre-merger notification forms under Part IX of the Competition Act within ten (10) Business Days after the date hereof.

(b) The Corporation shall use its commercially reasonable efforts to cooperate with the Purchaser to provide such information in its possession or control as may be reasonably required by the Purchaser to make the necessary filing referred to in Section 4.4(2)(a).

(3) In connection with obtaining the HSR Clearance, as promptly as practicable, and in any event within fifteen (15) Business Days after the date of this Agreement, the Purchaser and the Corporation shall prepare and file their respective notification and report forms pursuant to the HSR Act and request an early termination of any applicable waiting period under the HSR Act.

(4) The Parties shall cooperate and coordinate with one another in connection with obtaining the Competition Act Approval and the HSR Clearance, including by providing or submitting as promptly as practicable all documentation and information that is required, or that both Parties consider advisable, in connection with obtaining the Competition Act Approval or the HSR Clearance. Neither the Purchaser nor the Corporation shall commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or the Competition Act or enter into a timing agreement with any Governmental Entity, without the prior written consent of the other Party.

(5) The Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Competition Act Approval and the HSR Clearance, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, and shall exchange advance drafts of all submissions, material correspondence (including emails), filings, presentations, and, if necessary, applications, undertakings, consent agreements or other material documents made or submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, will consider in good faith any suggestions made by the other Party and their counsel and will provide the other Party and their counsel with final copies of all such material submissions, correspondence (including emails), filings, presentations, applications, undertakings, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, provided, however, no solicitor-client privilege is undermined or otherwise affected as a result of such exchange of information and that competitively sensitive information may be provided only to the external legal counsel and external experts of the other Party. The Parties will each keep the other Party and their counsel fully apprised of all written (including email) and oral communications and all meetings with any Governmental Entity, and their staff, in respect of the Arrangement, this Agreement or the transactions contemplated hereby, including providing copies of all material written (including email) communications on a timely basis, and will not participate in such material communications or meetings without giving the other Party and their counsel the opportunity to participate therein, except to the extent that competitively sensitive information may be discussed, in which case the Parties will allow external legal counsel for the other Party to participate.

(6) Notwithstanding anything to the contrary contained in this Section 4.4, the Purchaser's obligations do not include any obligation to (i) sell, divest, or otherwise convey particular assets, categories, portions or parts of assets or businesses of Purchaser, its affiliates and each of their respective direct or indirect shareholders in connection with, contemporaneously with or subsequent to the Closing, (ii) agree to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of the Corporation or any of its Subsidiaries in connection with, contemporaneously with or subsequent to the Closing, (iii) agree to permit the Corporation or any of its Subsidiaries to sell, divest, or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Corporation or any of its Subsidiaries prior to the Closing, or (iv) license, hold separate or enter into similar arrangements with respect to its respective assets or the assets of the Corporation or any of its Subsidiaries or conduct of business arrangements or terminate any and all material joint ventures, strategic partnerships and other similar agreements as a condition to obtaining any and all expirations of waiting periods under the Competition Act or the HSR Act.

Section 4.5 Access to Information; Confidentiality.

(1) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to applicable Law, the Corporation shall, and shall cause its Subsidiaries and their respective directors, officers, Employees, independent auditors, advisers, consultants and agents to, upon reasonable prior notice: (a) give the Purchaser and its Representatives, consultants and independent contractors reasonable access (during normal business hours) to its and its Subsidiaries' offices, premises, properties, assets, senior personnel, Contracts and books and records (including continuing access to the Data Room), and (b) furnish to the Purchaser and its Representatives, consultants, and independent contractors such financial and operating data and Corporation Data (other than Personal Information or Member Data) or other information with respect to the assets or business of the Corporation as the Purchaser may reasonably request; provided that the Corporation's compliance with any request under this Section 4.5(1) shall not interfere in any material respect with the conduct of the business of the Corporation and its Subsidiaries.

(2) Section 4.5 shall not require the Corporation or its Subsidiaries to permit any access, or to disclose any information that in the reasonable good faith judgment of the Corporation, after consultation with outside legal counsel, any violation of any Law or cause any privilege (including solicitor-client privilege) that the Corporation or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of the Corporation, after consultation with counsel) be managed through the use of customary "clean-room" or other similar arrangements.

(3) Each Party acknowledges that the Confidentiality Agreement continues to apply and, in the case of the Corporation, that any information provided under Section 4.5(1) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement; provided that (i) the restrictions and obligations of the Confidentiality Agreement relating to the confidentiality and use of any Evaluation Material (as such term is defined in the Confidentiality Agreement) shall be deemed, notwithstanding the terms contained therein, to mutually apply to any information of the Purchaser Related Parties that is non-public and/or proprietary in nature that is or has been shared with the Corporation or any of its Subsidiaries, and (ii) to the extent any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail. For greater certainty, if this Agreement is terminated in accordance with its terms, any obligations of the Parties and their respective Representatives under the Confidentiality Agreement (including, for certainty, those created by virtue of this paragraph in favour of the Purchaser Related Parties) shall survive the termination of this Agreement in accordance with the terms of the Confidentiality Agreement.

(4) Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Corporation in this Agreement.

Section 4.6 Pre-Acquisition Reorganization.

(1) Subject to Section 4.6(2), the Corporation agrees that, upon request of the Purchaser, the Corporation shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (a) perform such reorganizations of their corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request in writing, acting reasonably (each a "Pre-Acquisition Reorganization") and (b) cooperate with the Purchaser and its advisers to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2) The Corporation will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.6(1) unless such Pre-Acquisition Reorganization:

(a) can be completed on the Effective Date and as close as reasonably practicable prior to the Effective Time, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Corporation or any Subsidiaries in any manner;

(b) does not require the approval of any of the Shareholders (other than the Required Shareholder Approval);

(c) does not require the Corporation or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.6;

(d) does not require any consent, waiver, notice or approval, or give rise to (or accelerate) any right of termination under, or result in any breach by the Corporation or any of its Subsidiaries of, any Material Contract or any breach by the Corporation or any of its Subsidiaries of their respective Constating Documents or applicable Law;

(e) is not prejudicial to the Corporation or the Shareholders;

(f) does not impair the ability of the Corporation to consummate, and will not materially delay the consummation of, the Arrangement; and

(g) is not required to be completed unless and until (i) the Purchaser has irrevocably confirmed in writing that all of the conditions in favor of the Purchaser in Article 6 have been either satisfied or waived and that the Purchaser is prepared to promptly and without condition proceed with the completion of the Arrangement, (ii) the Corporation is reasonably satisfied that all of the conditions in favor of the Corporation in Article 6 have been satisfied or waived, and (iii) the Purchaser has deposited with the Depositary all required funds in accordance with Section 2.10.

(3) The Purchaser must provide written notice to the Corporation of any proposed Pre- Acquisition Reorganization at least fifteen (15) Business Days prior to the Effective Date. Upon receipt of such notice, the Corporation and the Purchaser shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization immediately prior to the Effective Time (but after the Purchaser has waived or confirmed that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied).

(4) If this Agreement is terminated (other than by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by the Corporation]), the Purchaser (a) shall forthwith reimburse the Corporation for all reasonable and documented out-of-pocket costs, fees and expenses incurred by the Corporation and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization (including any unwinding thereof), (b) shall indemnify and hold harmless the Corporation and its Subsidiaries from and against any and all liabilities, losses, damages, claims, penalties, interests, awards, judgements and Taxes suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including any unwinding thereof), and (c) take all necessary steps to reverse or unwind any Pre-Acquisition Reorganization.

(5) The Purchaser hereby waives any breach of a representation, warranty or covenant by the Corporation to the extent such breach is a result of an action taken or omitted to be taken by the Corporation or a Subsidiary pursuant to any Pre-Acquisition Reorganization.

Section 4.7 Tax Matters.

(1) The Corporation covenants and agrees that:

(a) as promptly as possible after the date hereof, the Corporation shall provide the Purchaser with a list of all material Tax Returns with respect to which the Corporation or any of its Subsidiaries has requested an extension of time within which to file such Tax Return and which Tax Return has not yet been filed; and

(b) until the Effective Time, the Corporation and its Subsidiaries shall (a) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by any of them, which shall be correct and complete in all material respects, (b) reasonably consult with the Purchaser with respect to the discretionary deductions to be claimed in respect of any such Tax Return where claiming such discretionary deductions would give rise to a non-capital loss for tax purposes for the taxation year to which the Tax Return relates and (c) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted. The Corporation shall keep the Purchaser reasonably informed of any events, discussions, notices or changes with respect to any Tax or regulatory audit or investigation or any other investigation by a Governmental Entity or Proceeding involving the Corporation or any of its Subsidiaries (other than Ordinary Course communications which could not reasonably be expected to be material to the Corporation and the Subsidiaries on a consolidated basis).

Section 4.8 Public Communications.

(1) The Parties shall reasonably cooperate on the preparation of any press releases to be issued to announce (a) the execution of this Agreement, and (b) on the Effective Date, the completion of the Arrangement.

(2) Except as required by applicable Law, neither Party shall issue any press release or make any other public statement or disclosure with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that, subject to Article 5, any Party that, in the opinion of outside legal counsel, is required to make disclosure by applicable Law (other than disclosures to Governmental Entities in connection with the Competition Act Approval and the HSR Clearance, which shall be addressed as contemplated by Section 4.4) or to ensure compliance with fiduciary duties of its board of directors shall use its best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on such disclosure (other than with respect to confidential information contained in such disclosure) and if such prior notice is not permitted by applicable Law, shall give such notice immediately following the making of such disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel. For the avoidance of doubt, none of the foregoing shall prevent the Corporation or the Purchaser from making (a) internal announcements to Employees and having discussions with shareholders, financial analysts and other stakeholders, or (b) public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, in each case so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by such Person. The Parties acknowledge that the Corporation will file this Agreement and a material change report relating to the Arrangement on SEDAR and EDGAR, subject to such redactions as may be mutually agreed upon between the Corporation and the Purchaser, acting reasonably.

Section 4.9 Notice and Cure Provisions.

(1) During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts of which it has knowledge which occurrence or failure would, or would be reasonably likely to:

(a) cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2) Notification provided under this Section 4.9 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3) The Corporation may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) [Breach of Representations and Warranties or Covenants by the Purchaser] and the Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by the Corporation], unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written notice ("Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until (a) in the case of Paragraph (23)(f) of Schedule C, the Outside Date and (b) in all other cases, the earlier of (i) the Outside Date and (ii) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date, provided that, for greater certainty, if any matter is not capable of being cured by the Outside Date or if at any time following receipt of a Termination Notice the Breaching Party fails to diligently proceed to cure any matter, the Terminating Party may immediately exercise the applicable termination right in accordance with the terms of Section 7.2(1)(c)(i) [Breach of Representations and Warranties or Covenants by the Purchaser] or Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by the Corporation], as applicable, without first providing a Termination Notice.

(4) If the Terminating Party delivers a Termination Notice prior to the date of the Meeting, unless the Parties agree otherwise, the Corporation shall postpone or adjourn the Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.10 Insurance and Indemnification.

(1) Prior to the Effective Time, the Corporation shall, in consultation with the Purchaser, purchase customary "tail" policies of directors' and officers' liability insurance from an insurance company of nationally recognized standing providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Corporation and its wholly-owned Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and the Purchaser shall, or shall cause the Corporation and its wholly-owned Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years after the Effective Date; provided that the cost of such policies shall not exceed 300% of the Corporation's and its wholly-owned Subsidiaries' current annual aggregate premium for directors' and officers' liability insurance policies currently maintained by the Corporation or its wholly-owned Subsidiaries.

(2) From and after the Effective Time, the Purchaser shall honour all rights to indemnification or exculpation existing as of the date hereof in favour of present and former Employees, officers and directors of the Corporation and its Subsidiaries under applicable Law, Contracts disclosed in Section 4.10(2) of the Corporation Disclosure Letter or otherwise entered into in the Ordinary Course and the Constating Documents, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years after the Effective Date.

(3) If the Corporation or any of its Subsidiaries or any of their respective successors or assigns (a) consolidates or amalgamates with, or merges or liquidates into, any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger, amalgamation or liquidation, or (b) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Corporation or its Subsidiaries) assumes all of the obligations set forth in this Section 4.10.

Section 4.11 Exchanges Delisting.

Subject to applicable Law, the Corporation shall use commercially reasonable efforts to cause the Shares to be delisted from the Exchanges on or promptly after the Effective Time. In furtherance of the foregoing, each of the Corporation and the Purchaser agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to enable (i) delisting of the Shares from the Exchanges (including, if requested by the Purchaser, such items as may be necessary to delist the Shares on or promptly after the Effective Time), (ii) the Corporation ceasing to be a reporting issuer under applicable Canadian Securities Laws and (iii) the deregistration of the Shares under the Exchange Act, in each case, as promptly as practicable following the Effective Time. If the Corporation is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act during the period between the filing date of the Form 25 and the filing date of the Form 15, in each case to be filed in connection with the transactions contemplated by this Agreement (such time period the "Delisting Period"), the Corporation will use commercially reasonable efforts to prepare a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during the Delisting Period.

Section 4.12 Transaction Litigation.

The Corporation shall, as promptly as reasonably practicable, notify the Purchaser in writing of any Transaction Litigation and shall keep the Purchaser informed on a reasonably prompt basis regarding any such Transaction Litigation. The Corporation shall give the Purchaser the opportunity to (a) participate (at the Purchaser's sole cost) in the defense of any Transaction Litigation, and (b) consult with outside legal counsel to the Corporation regarding the defense, settlement or compromise with respect to any such Transaction Litigation. For purposes of this Section 4.12, "participate" means that the Purchaser will be kept reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that solicitor-client privilege between the Corporation and its outside legal counsel is not undermined or otherwise adversely affected, provided that, in such case, the Parties shall cooperate in seeking to find a way to allow disclosure of the proposed strategy or other significant decision to the extent doing so could reasonably (in the good faith belief of the Corporation, after consultation with outside legal counsel) be managed through the use of customary "clean-room" arrangements or the entering into of any "common interest" Contract or similar Contract), and the Purchaser may offer comments or suggestions with respect to such Transaction Litigation which the Corporation shall consider in good faith; provided that the Corporation shall not settle or compromise or agree to settle or compromise any Transaction Litigation without the Purchaser's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 4.13 Financing Arrangements.

(1) The Purchaser shall use its reasonable best efforts to take all necessary, proper or advisable actions to arrange and obtain the Financing on the terms and conditions in all material respects (including "market flex" provisions contained in any fee letter in respect of the Debt Financing) described in the Financing Commitments (or on other terms and conditions that are no less favourable to the Purchaser taken as a whole or that do not impose any new or additional conditions to funding that are more onerous or extensive than in the Financing Commitments) by no later than the Effective Time, and shall not permit, without the prior written consent of the Corporation, any amendment or modification to be made to, or any waiver or release of any provision or remedy in favour of the Purchaser to be made under, the Financing Commitments or any fee letter related thereto, if such amendment, modification, waiver or release and/or substitution of all or any portion of the Financing would (i) reduce (or have the effect of reducing) the aggregate amount of the Financing (including, for greater certainty, any Alternative Financing) to an amount below that which would be required for the Purchaser to pay the Required Amount at the Effective Time pursuant to the Plan of Arrangement (unless any of the Equity Financing or the Debt Financing is increased by a corresponding amount), (ii) impose new or additional (or adversely modify or make more onerous in any material respect any existing) conditions precedent to the availability of the Financing, in each case, in a manner which would reasonably be expected to impair, prevent or materially delay or materially impede the funding of the Financing or the consummation of the transactions contemplated by this Agreement or the Plan of Arrangement, (iii) adversely impact the ability of the Purchaser to enforce its rights and remedies against the other parties to the Financing Commitments or any definitive agreements or documentation with respect thereto, (iv) or would reasonably be expected to, impair, prevent, materially delay or materially impede the consummation or the transactions contemplated by this Agreement or the Plan of Arrangement or (v) impose any obligations on the Corporation or any of its Subsidiaries that would be effective prior to Closing. Notwithstanding the foregoing, the Purchaser may, without the consent of the Corporation, amend the Debt Commitment Letter and any fee letters related thereto to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter or any fee letters related thereto as of the date hereof. Upon executing any amendment, supplement or modification of the Commitment Letters, the Purchaser shall, as soon as reasonably practicable (and in any event, within two (2) Business Days), provide a copy thereof to the Corporation (provided that, in the case of any Debt Commitment Letter, such copy may be subject to customary redactions with respect to fee amounts, pricing and other economic terms, including "market flex" provisions, none of which redacted provisions would reasonably be expected to affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing contemplated by such Debt Commitment Letter). The Purchaser shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letter, except in connection with substitutions of the Debt Financing permitted hereunder or for assignments and replacements of an individual Financing Source in accordance with the terms and conditions of the Debt Commitment Letter. For purposes of this Agreement, references to "Equity Financing", "Debt Financing" and "Financing" shall include the financing contemplated by the Financing Commitments, as applicable, as permitted to be amended or modified by this Section 4.13 (including any Alternative Financing) and references to "Financing Commitments", "Equity Commitment Letter" or "Debt Commitment Letter" shall include such documents as permitted to be amended or modified by this Section 4.13 (including any Alternative Financing).

(2) Without limiting the generality of Section 4.13(1), the Purchaser shall use its reasonable best efforts to:

(a) maintain in effect the Financing Commitments in accordance with the terms and subject to the conditions thereof until the transactions contemplated by this Agreement are consummated;

(b) satisfy (or obtain a waiver of), on a timely basis, all conditions in the Financing Commitments (and any definitive documentation related thereto) that are within the Purchaser's control at or prior to the Closing and comply with all of its obligations under the Financing Commitments and any fee letter in respect of the Debt Financing in a timely and diligent manner;

(c) negotiate and enter into definitive agreements and documentation with respect to the Financing on or prior to the Closing, on the terms and conditions (including the "market flex" provisions contained in any fee letter in respect of the Debt Financing) contemplated by the Financing Commitments or on other terms and conditions no less favourable to the Purchaser taken as a whole, which terms shall not in any material respect expand on the conditions to the funding of the Financing at Closing or reduce the aggregate amount of the Financing available to be funded at the Closing (unless any of the Equity Financing or the Debt Financing is increased by a corresponding amount);

(d) if all the conditions set forth in Article 6 (other than Section 6.3(3) or other conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) and all of the conditions contained in the Financing Commitments (other than (i) with respect to the Debt Financing, the availability of the Equity Financing, (ii) with respect to the Equity Financing, the availability of the Debt Financing, and (iii) with respect to the delivery of security documents, and (iv) the Closing) have been satisfied, use reasonable best efforts to consummate the Financing and cause the Debt Financing Sources to fund the Debt Financing and the Equity Financing Sources to fund the Equity Financing to the extent necessary to consummate the transactions contemplated by this Agreement prior to the Effective Time and in any event on or prior to the Closing; and

(e) enforce its rights under the Debt Commitment Letter and the Equity Commitment Letter, in each case, in a timely and diligent manner.

(3) Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 4.13 shall require the Purchaser to (a) seek the Equity Financing from any source other than the counterparties to, or in any amount in excess of that contemplated by, the Equity Commitment Letter, or (b) pay any fees in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letter (including any "market flex" provision contained therein).

(4) The Purchaser will, upon the Corporation's reasonable request, keep the Corporation informed in reasonable detail with respect to the Purchaser's material efforts to arrange and obtain the Financing as shall be reasonably necessary or advisable to allow the Corporation to monitor the progress of the Financing. Without limiting the generality of the foregoing, the Purchaser shall give the Corporation prompt notice: (i) of any actual or threatened breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach, default, repudiation, cancellation or termination) by any party to any Financing Commitment or definitive document related to the Financing of which the Purchaser becomes aware, (ii) of the receipt of any written notice or other written communication from any Person with respect to any actual or threatened breach, default, repudiation, cancellation or termination by any party to any Financing Commitment or any definitive document related to the Financing or a request for amendments or waivers thereto that are or could reasonably be expected to be materially adverse to the timely completion of the Financing, (iii) of the occurrence of any change, event, occurrence, effect, state of facts or circumstances that the Purchaser believes in good faith could reasonably be expected to materially adversely impact the ability of the Purchaser to obtain all or any portion of the Financing contemplated by the Financing Commitments on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitments, including if the Purchaser reasonably believes that it will be unable to satisfy (or obtain a waiver) of any condition of any Financing Commitment, and (iv) if any Financing Commitment will expire or be terminated for any reason. As soon as reasonably practicable, but in any event within two (2) Business Days after the date the Corporation delivers to the Purchaser a written request, the Purchaser shall provide any information reasonably requested by the Corporation relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence, provided that the Purchaser shall not be required to disclose or provide any such information, the disclosure of which, in its good faith judgement upon advice of outside counsel, is subject to solicitor-client privilege. In the event that the Purchaser does not disclose such information that is subject to solicitor-client privilege, the Purchaser shall provide notice to the Corporation that it is withholding such information and the Purchaser shall communicate the applicable information in a way that would not violate or waive privilege.

(5) If any portion of the Equity Financing or the Debt Financing becomes unavailable on the terms and conditions or from the respective Financing Sources in the Financing Commitments (including the "market flex" provisions contained in any fee letter in respect of the Debt Financing) (unless such portion is not reasonably required to consummate the transactions contemplated by this Agreement and the Plan of Arrangement), the Purchaser shall promptly notify the Corporation in writing of such unavailability and shall use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative debt or equity financing in an amount sufficient to consummate the transactions contemplated hereby and by the Plan of Arrangement from the same or alternate sources (an "Alternative Financing"). Such Alternative Financing shall not: (A) be subject to any conditions precedent to the availability of funding that are additional to, expand on or are more onerous on the Purchaser and its affiliates than the conditions contemplated in the Equity Commitment Letter or the Debt Commitment Letter, except any customary conditions that (taken as a whole) are not materially less favourable to or more onerous on the Purchaser than the conditions (taken as a whole) contained in the Equity Commitment Letter or the Debt Commitment Letter as in effect on the date hereof (including, in the case of the Debt Financing, the "market flex" provisions contained in any related fee letter) and (B) have the effect or the expected effect of (x) impairing, preventing, or materially delaying or materially impeding the consummation of the transactions contemplated by this Agreement and by the Plan of Arrangement, (y) adversely impacting the ability of Purchaser to enforce its rights against the other parties to the Financing Commitments as so amended, replaced, supplemented or otherwise modified, or (z) imposing obligations on the Corporation or any of its Subsidiaries that would be effective prior to Closing. The Purchaser shall promptly deliver to the Corporation true, correct and complete copies of such alternative commitments. Upon obtaining such Alternative Financing, such commitments shall be deemed to constitute the Financing Commitments hereunder. For the avoidance of doubt, the Purchaser arranging and obtaining, in replacement of the Equity Financing or Debt Financing or new or replacement financing in accordance with this Section 4.13(5) shall not modify or affect in any way the Corporation's rights pursuant to this Agreement or the Purchaser's obligations pursuant to this Agreement.

(6) Except as set out in Section 4.14, the Purchaser acknowledges and agrees that none of the Corporation or any of its Subsidiaries or Representatives shall have any responsibility for the Financing prior to the Effective Time.

Section 4.14 Financing Assistance.

(1) Prior to Closing, the Corporation shall, and shall cause its Subsidiaries to, and each shall use its reasonable best efforts to have its and its Subsidiaries' Representatives, provide cooperation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain, syndicate, market or arrange the closing and funding of the Debt Financing (including, for greater certainty, any potential Alternative Financing) and to satisfy the conditions to the consummation thereof set forth in the Debt Commitment Letter (provided that (a) such request is made on reasonable notice, (b) such cooperation does not unreasonably interfere with the ongoing operations of the Corporation or its Subsidiaries, and (c) the Corporation shall not be required to provide, or cause any of its Subsidiaries to provide, cooperation that involves any binding commitment or agreement by the Corporation or its Subsidiaries which is not conditional on the completion of the Arrangement and does not terminate without liability to the Corporation or its Subsidiaries upon the termination of this Agreement), including, if so requested:

(a) participating (and using reasonable best efforts to cause members of Senior Management with appropriate seniority and expertise to participate) in a reasonable number of meetings, conference calls, presentations, drafting sessions with the Financing Sources and prospective lenders and due diligence sessions, in each case, at reasonable times and with reasonable notice, provided, at the Corporation's option in consultation with the Purchaser, any such meeting or communication may be conducted virtually by teleconference or other media;

(b) furnishing the Purchaser and the Financing Sources with such business, financial statements, projections, management discussions and analysis and other customary financial data and information reasonably required in connection with any Debt Financing;

(c) cooperating reasonably with the Financing Sources' due diligence, to the extent customary and reasonable;

(d) assisting with the Purchaser's preparation of, and providing the Purchaser and the Financing Sources a written authorization for the release of, appropriate and customary materials for rating agency presentations, offering and syndication documents (including lender and investor presentations, bank information memoranda and similar documents) and other customary marketing documents required in connection with the Debt Financing (including, if reasonably requested by the Purchaser, the execution and delivery of customary representation letters) and cooperating with the marketing efforts of the Purchaser and the Financing Sources for all or any portion of the Debt Financing (including making Senior Management available to participate in a reasonable number of meetings with prospective lenders at reasonable times and with reasonable notice);

(e) assisting in the preparation of definitive financing documents (including disclosure schedules and perfection certificates) and facilitating the provision of guarantees, the granting of security and the pledging of collateral, including by executing and delivering any pledge and security documents, customary certificates and other documents (including original stock certificates), as well as definitive financing documents and deliverables, in each case as may be reasonably requested by the Purchaser in connection with the Debt Financing, provided that such documentation and deliverables will be effective no earlier than the Effective Time, and otherwise cooperating in satisfying conditions precedent with respect to the initial funding set forth in any definitive agreements relating to the Debt Financing to the extent satisfaction thereof requires the reasonable cooperation, or is within the control of, the Corporation, its Subsidiaries or their Representatives;

(f) causing the Corporation's independent registered accounting firm to provide customary assistance, including the provision of customary comfort letters;

(g) cooperating with the Purchaser's legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with any Debt Financing, provided that the Corporation shall not be required to deliver or cause the delivery of any legal opinions related to the Debt Financing;

(h) no later than five (5) Business Days before the Effective Date, furnishing (and, if required, executing and delivering) to the Purchaser and the Financing Sources any customary documentation and information with respect to the Corporation and its Subsidiaries (excluding information about the Securityholders and creditors) that shall have been requested by the Financing Sources that is required by any Governmental Entity in connection with the Financing under applicable "know your customer" and anti-money laundering Laws, provided that such requests in respect of same are made at least ten (10) Business Days prior to the Effective Date;

(i) subject to Section 4.14(2) in respect of Indebtedness outstanding under the Existing Financing Instruments, using reasonable best efforts to facilitate obtaining customary payoff letters, discharges, subordinations, estoppel letters (which, for certainty, shall not be required to take effect before the Closing) and other customary third party consents required by the Financing Sources and cooperating in connection with the repayment of any Indebtedness of the Corporation and its Subsidiaries, and the release of guarantees incurred, and Liens granted, by the Corporation and its Subsidiaries in connection therewith, on the Effective Date, as reasonably requested by the Purchaser to assist in the arrangement of the Debt Financing;

(j) complying with the clear markets requirements in the Debt Commitment Letter (other than as provided for by this Agreement); and

(k) taking all corporate action necessary to permit the consummation of the Debt Financing, including entering into one or more credit agreements or other instruments or agreements on terms reasonably satisfactory to the Purchaser in connection with the Debt Financing, to be effective no earlier than the Effective Time;

(2) Prior to the Closing, the Corporation shall deliver to the Purchaser payoff letters, in customary form and substance and otherwise reasonably satisfactory to the Purchaser, in connection with the repayment of the Indebtedness outstanding under Existing Financing Instruments and any necessary PPSA, UCC or RDPRM authorizations or other releases or terminations as may be reasonably required to evidence the satisfaction of such Indebtedness and the release or termination of any Liens arising thereunder, subject to the receipt of the applicable payoff amounts, associated with such Indebtedness (which payoff letters and related documents shall be delivered to the Purchaser by the Corporation no less than two (2) Business Days prior to the Closing).

(3) The Corporation hereby consents to the use of its and its Subsidiaries' logos solely in connection with the Debt Financing, provided that such logos are used solely in a manner that is accurate and not intended to or reasonably likely to harm or disparage the Corporation or any of its Subsidiaries or the reputation or goodwill of the Corporation or any of its Subsidiaries and the Corporation Intellectual Property and will comply with the Corporation's usage requirements to the extent made available to Purchaser prior to the date of this Agreement.

(4) Notwithstanding Section 4.14(1), neither the Corporation nor any of its Subsidiaries will be required to: (a) pay or agree to pay any commitment, consent or other fee or incur any other cost, expense or liability in connection with any such financing prior to the Effective Time, (b) take any action or do anything that would contravene any applicable Law, contravene the Constating Documents of the Corporation or any Subsidiary or be capable of impairing, preventing or delaying the satisfaction of any condition set forth in Article 6 hereof, (c) enter into definitive documentation or commit to take any action that is not contingent upon the Closing and the consummation of the Arrangement, (d) except as provided for in Section 4.14(1)(h) above and as required to comply with applicable Law, disclose any information that in the reasonable judgment of the Corporation would result in the disclosure of any trade secrets or similar information or violate any obligations of the Corporation or any other Person with respect to confidentiality or which would be reasonably likely to constitute a waiver of solicitor-client privilege, (e) pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement in each case, which are not contingent on Closing, (f) cause any director, officer, employee or shareholder of the Corporation or any of its Subsidiaries to incur any personal liability, or (g) require the Corporation to prepare any financial statements or information that are not readily available to it and prepared in the Ordinary Course consistent with its historic financial reporting practice, with it being further understood that the Purchaser (and not the Corporation or any of its Subsidiaries) shall be responsible for the preparation of any pro forma financial statements for the Debt Financing (including, for the avoidance of doubt, any Alternative Financing), including the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings synergies, capitalization, ownership or other pro forma adjustments that may be included therein. Nothing contained in this Section 4.14 or otherwise shall require the Corporation or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. For greater certainty, all non-public or otherwise confidential information regarding the Corporation obtained by the Purchaser or its Representatives pursuant to the foregoing is information which is subject to the Confidentiality Agreement and will be treated in accordance with the Confidentiality Agreement, except that, and notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, the Purchaser shall be permitted to disclose such information to the Debt Financing Sources, rating agencies and prospective lenders provided that such Debt Financing Sources, rating agencies, prospective lenders and investors and each of their respective agents and advisors agree to keep any applicable confidential information concerning the Corporation and its Subsidiaries confidential through "click through" confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda, with respect to such information, provided that the foregoing shall not affect the liability of Plusgrade Parent L.P. for any breach by the Debt Financing Sources or their respective representatives of the confidentiality obligations of the Confidentiality Agreement. In addition, no such cooperation by the Corporation pursuant to this Section 4.14 shall be considered to constitute a breach of the representations, warranties or covenants of the Corporation hereunder.

(5) Purchaser (a) shall promptly, upon request by the Corporation, reimburse the Corporation for all reasonable and documented out-of-pocket costs and expenses (including (i) reasonable attorneys' fees and (ii) fees and expenses of the Corporation's accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any marketing documents, participating in any meetings and providing any comfort letters) incurred by the Corporation or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Corporation and its Subsidiaries and Representatives contemplated by this Section 4.14 and (b) shall indemnify and hold harmless the Corporation, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, judgments, penalties, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under this Section 4.14 (including any action taken in accordance with this Section 4.14)) and any information used in connection therewith (other than information provided in writing by the Corporation or its Subsidiaries specifically for use in connection therewith), in each case other than to the extent any of the foregoing was suffered or incurred as a result of Willful Breach of the Corporation or any of its Subsidiaries or their respective Representatives, as determined by final non-appealable judgment of a court of competent jurisdiction.

(6) The Parties hereto acknowledge and agree that the provisions contained in this Section 4.14 represent the sole obligation of the Corporation and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Purchaser with respect to the transactions contemplated by this Agreement, and no other provision of this Agreement shall be deemed to expand or modify such obligations.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation.

(1) Except as expressly provided in this Article 5, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives or affiliates or otherwise, and shall not permit any such Person to:

(a) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer (whether public or otherwise) that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c) make a Change in Recommendation;

(d) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five (5) Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1), provided that the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation by press release before the end of such five (5) Business Day period (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting); or

(e) accept or enter into, or publicly propose to accept or enter into, any agreement, understanding or arrangement with any Person in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3).

(2) The Corporation shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a) immediately discontinue access to, and disclosure of, all information regarding the Corporation and its Subsidiaries to any such Person, including any data room and any confidential information, properties, facilities and books and records of the Corporation or any of its Subsidiaries; and

(b) promptly, and in any event within three (3) Business Days of the date hereof, request from any such Person, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Corporation or any of its Subsidiary provided to any such Person, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Corporation or any of its Subsidiaries, in each case, to the extent that such information has not previously been returned or destroyed and using its reasonable commercial reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3) The Corporation represents and warrants that, since January 1, 2019, it has not released any Person from, or waived, amended, suspended or otherwise modified any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which the Corporation or any Subsidiary is a Party. The Corporation also covenants and agrees that (a) the Corporation shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which the Corporation or any Subsidiary is a Party or may hereafter become a party in accordance with Section 5.3, and (b) neither the Corporation, nor any Subsidiary nor any of their respective Representatives will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify, such Person's obligations respecting the Corporation or any of its Subsidiaries under any confidentiality, standstill, non- disclosure, non-solicitation or similar agreement, restriction or covenant to which the Corporation or any Subsidiary is a party (it being acknowledged by the Purchaser that the automatic termination or release of any such agreement, restriction or covenant as a result of entering into this Agreement shall not be a violation of this Section 5.1(3)).

Section 5.2 Notification of Acquisition Proposals.

(1) If the Corporation or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any of its Subsidiaries in connection with any inquiry, proposal or offer that constitutes or may reasonably be likely to lead to an Acquisition Proposal, including information, access or disclosure relating to the properties, facilities, books and records of the Corporation or any of its Subsidiaries, the Corporation shall:

(a) promptly notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b) keep the Purchaser fully informed of the status of all developments and, to the extent permitted by Section 5.3, discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall promptly provide to the Purchaser copies of all material correspondence if in writing or electronic form.

Section 5.3 Responding to an Acquisition Proposal.

(1) Notwithstanding Section 5.1, or any other agreement between the Parties or between the Corporation and any other Person, including the Confidentiality Agreement, if at any time prior to obtaining the Required Shareholder Approval, the Corporation receives a bona fide unsolicited written Acquisition Proposal, the Corporation may (a) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (b) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, or books and records of the Corporation or any of its Subsidiaries, if and only if, in the case of clause (b):

(a) the Board first determines in good faith, after consultation with its financial advisers and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal;

(b) such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with the Corporation or any of its Subsidiaries;

(c) the Corporation has been, and continues to be, in compliance in all material respects with its obligations under this Article 5;

(d) the Corporation enters into a confidentiality agreement with such Person that is on terms that are no less favourable to the Corporation than those found in the Confidentiality Agreement (including with respect to the standstill), and any such copies, access or disclosure provided to such Person shall have already been (or promptly be) provided to the Purchaser (by posting such information to the Data Room or otherwise); and

(e) prior to engaging in or participating in discussions or negotiations with such Person regarding such Acquisition Proposal (excluding, for certainty, negotiations regarding the confidentiality agreement that do not relate to the terms and conditions of the Acquisition Proposal) or providing any such copies, access or disclosure, the Corporation promptly provides the Purchaser with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d).

Section 5.4 Right to Match.

(1) If the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Shareholder Approval, the Board may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Superior Proposal and make a Change in Recommendation, if and only if:

(a) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with the Corporation or any of its Subsidiaries;

(b) the Corporation has been, and continues to be in compliance in all material respects with its obligations under this Article 5;

(c) the Corporation has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal and to make a Change in Recommendation (the "Superior Proposal Notice");

(d) the Corporation has provided the Purchaser a copy of the definitive agreement for the Superior Proposal and all supporting materials containing material terms and conditions of the Superior Proposal any financing documents supplied to the Corporation in connection therewith and the cash value that the Board has, after consultation with outside financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(e) at least five (5) full Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials referred to in Section 5.4(1)(d);

(f) during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g) after the Matching Period, the Board (i) has determined in good faith, after consultation with the Corporation's outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) determined in good faith, after consultation with the Corporation's outside legal counsel that that the failure by the Board to cause the Corporation to enter into a definitive agreement and make a Change in Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(h) prior to or concurrently with entering into such definitive agreement and making a Change in Recommendation, the Corporation terminates this Agreement pursuant to Section 7.2(1)(c)(ii) [Superior Proposal] and pays the Termination Fee pursuant to Section 8.2.

(2) During the Matching Period, or such longer period as the Corporation may approve in its sole discretion in writing for such purpose: (a) the Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and this Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal and the Board shall, in consultation with the Corporation's outside legal counsel and financial advisers, review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (b) if it would no longer constitute a Superior Proposal, the Corporation shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly so advise the Purchaser and the Corporation and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3) Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new full five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials referred to in Section 5.4(1)(d) with respect to each new Superior Proposal from the Corporation.

(4) The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement or the Plan of Arrangement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Corporation shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to any comments provided by the Purchaser and its outside legal counsel.

(5) If the Corporation provides a Superior Proposal Notice to the Purchaser after a date that is less than ten (10) Business Days before the Meeting, the Corporation shall be entitled to and shall upon request from the Purchaser postpone the Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Meeting, but in any event to a date that is less than five (5) Business Days prior to the Outside Date.

(6) Nothing contained in this Article 5 shall prohibit the Board from:

(a) making disclosure to Shareholders as required by applicable Law, including complying with section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors' circular in respect of an Acquisition Proposal, provided that the Corporation shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure and shall give reasonable consideration to any comments provided by the Purchaser and its outside legal counsel; or

(b) calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

Section 5.5 Breach by Subsidiaries and Representatives.

Without limiting the generality of the foregoing, the Corporation shall advise its Subsidiaries and its and their Representatives of the prohibitions set out in this Article 5, and any violation of the restrictions set forth in this Article 5 by the Corporation, its Subsidiaries or its or their Representatives will be deemed to be a breach of this Article 5 by the Corporation.

ARTICLE 6

CONDITIONS

Section 6.1 Mutual Conditions Precedent.

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1) Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order and applicable Law.

(2) Interim and Final Orders. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser, each acting reasonably, on appeal or otherwise.

(3) Regulatory Approvals. Each of the Competition Act Approval and the HSR Clearance shall have been obtained and are in force and have not been rescinded or modified.

(4) Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement.

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser.

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1) Representations and Warranties of the Corporation. (a) (i) The representations and warranties of the Corporation set forth in Paragraphs (1) [Organization and Qualification], (2) [Corporation Authorization], (3) [Execution and Binding Obligation], (5)(a) [No Conflict], (6) (other than (6)(h)) [Capitalization], [(8) (other than (8)(d)) [Subsidiaries],] (21) [Brokers] and (23)(f) [Material Contracts] of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct in all respects (except for de minimis inaccuracies and inaccuracies which are the result of transactions, changes, conditions, events or circumstances specifically permitted hereunder) as of the Effective Time as if made at and as of such time, (ii) the representations and warranties of the Corporation set forth in Paragraphs (6)(h) [Capitalization], and (8)(d) [Subsidiaries] of Schedule C shall be true and correct in all material respects (disregarding for purposes of this Section 6.2(1)(ii) any materiality, "material" or "Material Adverse Effect" qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date), and (iii) all other representations and warranties of the Corporation set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(1)(iii) any materiality, "material" or "Material Adverse Effect" qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and (b) the Corporation has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Corporation (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

(2) Performance of Covenants by the Corporation. The Corporation has fulfilled or complied in all material respects with each of the covenants of the Corporation contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Corporation has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Corporation (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

(3) No Legal Action. No Proceeding by any Governmental Entity shall be pending that is reasonably likely to (i) cease trade, enjoin, prevent, prohibit, or impose any material limitations or conditions on completion of the Arrangement, or on the Purchaser's ability to acquire, hold, or exercise full rights of ownership over, any Shares, including the right to vote the Shares, or (ii) if the Arrangement is consummated, have a Material Adverse Effect.

(4) Dissent Rights. Dissent Rights have not been exercised (or, if exercised, remain outstanding) with respect to more than 10% of the issued and outstanding Shares and the Corporation has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Corporation (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

(5) Material Adverse Effect. Since the date of this Agreement, there has not occurred a Material Adverse Effect and the Corporation has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Corporation (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

(6) Cash Management. As of 5:00 p.m. (Toronto Time) on the date that is two (2) Business Days prior to the Effective Date, the Funds Available shall exceed the payables specified in Section 6.2(6) of the Corporation Disclosure Letter; and the Corporation has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Corporation (in each case, without personal liability) addressed to the Purchaser and dated the Effective Date.

Section 6.3 Additional Conditions Precedent to the Obligations of the Corporation.

The Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(1) Representations and Warranties of the Purchaser. (a) The representations and warranties of the Purchaser set forth in this Agreement are true and correct in all respects (disregarding for purposes of this Section 6.3(1)(a) any materiality or "material" qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except where the failure to be so true and correct in all respects would not, individually or in the aggregate, materially impede the completion of the Arrangement, and (b) the Purchaser has delivered a certificate confirming same to the Corporation, executed by two (2) senior officers of the Purchaser (in each case, without personal liability), addressed to the Corporation and dated the Effective Date.

(2) Performance of Covenants by the Purchaser. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Corporation, executed by two (2) senior officers of the Purchaser (in each case, without personal liability) addressed to the Corporation and dated the Effective Date.

(3) Deposit of Consideration. The Purchaser has complied with its obligations under Section 2.10, and the Depositary has confirmed receipt from or on behalf of the Purchaser of the funds contemplated by Section 2.10.

Section 6.4 Satisfaction of Conditions.

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.10 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is issued.

ARTICLE 7

TERM AND TERMINATION

Section 7.1 Term.

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2 Termination.

(1) This Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time by:

(a) the mutual written agreement of the Parties;

(b) either the Corporation or the Purchaser if:

(i) No Required Approval by Shareholders. The Arrangement Resolution is not approved by the Shareholders at the Meeting in accordance with the Interim Order provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) [No Required Approval by Shareholders] if the failure to obtain the approval of the Shareholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii) Illegality. After the date of this Agreement, any Law (including with respect to the Competition Act Approval or the HSR Clearance) is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) [Illegality] if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement, and provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) [Illegality] has used its commercially reasonable efforts (or, in respect of the Competition Act Approval and the HSR Clearance, the efforts required by Section 4.4), to, as applicable, prevent, appeal or overturn such Law or otherwise have it lifted or rendered non- applicable in respect of the Arrangement; or

(iii) Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) [Occurrence of Outside Date] if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(c) the Corporation if:

(i) Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Representations and Warranties of the Purchaser] or Section 6.3(2) [Performance of Covenants by the Purchaser] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9(3); provided that the Corporation is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Representations and Warranties of the Corporation] or Section 6.2(2) [Performance of Covenants by the Corporation] not to be satisfied; or

(ii) Superior Proposal. Prior to obtaining the Required Shareholder Approval, the Board authorizes the Corporation, in accordance with and subject to the terms and conditions of this Agreement, to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal, provided that the Corporation is not in breach of Article 5 and that prior to or concurrent with such termination the Corporation pays the Termination Fee in accordance with Section 8.2;

(iii) Failure to Deposit Consideration. (A) All of the conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Additional Conditions Precedent to the Obligations of the Purchaser] are and continue to be satisfied or waived by the applicable Party or Parties during the three (3) Business Day period described below (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time), (B) the Corporation has irrevocably confirmed to the Purchaser in writing that (x) other than Section 6.3(3), all conditions set forth in Section 6.3 [Additional Conditions Precedent to the Obligations of the Corporation] are satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) or that it is willing to waive any unsatisfied conditions set forth in Section 6.3 [Additional Conditions Precedent to the Obligations of the Corporation], (y) it stands ready, willing and able to consummate the Arrangement and (z) the Purchaser does not provide, or cause to be provided the Depositary with sufficient funds to complete the transactions contemplated by this Agreement as required by Section 2.10 within three (3) Business Days following the later of the date on which Closing should have occurred pursuant to Section 2.9 and the date of receipt of the confirmation provided for in this paragraph (B).

(d) the Purchaser if:

(i) Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under this Agreement occurs that would cause any condition in Section 6.2(1) [Representations and Warranties of the Corporation] or Section 6.2(2) [Performance of Covenants by the Corporation] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9(3); provided that the Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Representations and Warranties of the Corporation] or Section 6.3(2) [Performance of Covenants by the Corporation] not to be satisfied;

(ii) Change in Recommendation or Superior Proposal. Prior to the obtaining of the Required Shareholder Approval, (A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner), (C) the Board or any committee of the Board fails to publicly recommend or reaffirm by press release the Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting) (in each of the cases set forth in Clause (A), (B) or (C), a "Change in Recommendation"), (D) the Board or any committee of the Board accepts, approves, endorses, recommends or authorizes the Corporation to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) concerning a Superior Proposal or (E) the Corporation breaches Article 5 in any material respect; or

(iii) Material Adverse Effect. After the date of this Agreement, there has occurred a Material Adverse Effect.

(2) The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party's exercise of its termination right.

Section 7.3 Effect of Termination/Survival.

(1) If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any Purchaser Related Parties or Corporation Related Parties) to any other Party to this Agreement, except that: (a) if the Arrangement is completed, (A) Section 2.8 and Section 2.12 shall survive and

(B) Section 4.10 shall survive for a period of six (6) years following such termination, and (b) in the event of any termination under Section 7.2, this Section 7.3, Section 4.5(3), Section 4.6(4), Section 4.14(5) and Section 8.2 through to and including Section 8.16 shall survive; provided that, notwithstanding anything to the contrary contained herein, no Party shall be relieved of any liability for any Willful Breach by it of this Agreement (other than, in the case of the Purchaser, upon payment of the Reverse Termination Fee in the event of a Reverse Termination Fee Event described in Section 8.2(5)(b)). For greater certainty, nothing herein shall impact any survival or termination of the Limited Guarantee.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1 Amendments.

(1) This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracy or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c) waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and

(d) waive compliance with or modify any mutual conditions contained in this Agreement.

(2) Notwithstanding anything to the contrary contained herein, this Section 8.1, Section 8.3(2), Section 8.8(2), Section 8.10, Section 8.12(2), Section 8.14(3) and Section 8.16(3), the definition of "Debt Financing", "Debt Commitment Letter" or the definition of "Debt Financing Sources" (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections), in each case to the extent relating to the Debt Financing Sources, may not be amended, supplement, waived or otherwise modified in any manner that is detrimental to or is otherwise adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

Section 8.2 Expenses and Termination Fees.

(1) Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Corporation shall pay the Purchaser, in consideration for the disposition of rights under this Agreement (for greater certainty excluding rights under this Section 8.2) the Termination Fee in accordance with Section 8.2(3) and if a Reverse Termination Fee Event occurs, the Purchaser shall pay the Corporation, in consideration for the disposition of rights under this Agreement (for certainty excluding rights under this Section 8.2), the Reverse Termination Fee in accordance with Section 8.2(6).

(2) For the purposes of this Agreement, "Termination Fee" means $18,000,000 and "Termination Fee Event" means the termination of this Agreement:

(a) by the Corporation, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];

(b) by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Superior Proposal];

(c) by any Party pursuant to any subsection of Section 7.2(1) if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Superior Proposal]; or

(d) (A) by the Corporation or the Purchaser pursuant to Section 7.2(1)(b)(i) [No Required Approval by Shareholders] or Section 7.2(1)(b)(iii) [Occurrence of Outside Date], or (B) by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations or Warranties or Failure to Perform Covenants by the Corporation] if, in either of the cases set forth in clause (A) or (B) of this paragraph:

(i) prior to such termination, a bona fide Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates); and

(ii) within twelve (12) months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Corporation and/or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3), in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination).

For purposes of the foregoing, the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 1.1, except that references to "20% or more" shall be deemed to be references to "50% or more".

(3) The Termination Fee shall be paid by the Corporation to the Purchaser as follows, by wire transfer of immediately available funds to an account designated by Purchaser, if a Termination Fee Event occurs:

(a) due to a termination of this Agreement by the Corporation pursuant to Section 7.2(1)(c)(ii) [Superior Proposal], the Termination Fee shall be paid prior to or simultaneously with the occurrence of such Termination Fee Event;

(b) due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Superior Proposal], or in the circumstances set out in Section 8.2(2)(c), the Termination Fee shall be paid within five (5) Business Days following such Termination Fee Event; or

(c) in the circumstances set out in Section 8.2(2)(d) [Acquisition Proposal Tail], the Termination Fee shall be paid prior to or simultaneously with the consummation of the Acquisition Proposal referred to therein.

(4) For the purposes of this Agreement, "Reverse Termination Fee" means (i) $27,000,000, in the case of a Termination Fee Event described in Section 8.2(5)(a) or (ii) $45,000,000, in the case of a Termination Fee Event described in Section 8.2(5)(b).

(5) For the purposes of this Agreement, "Reverse Termination Fee Event" means the termination of this Agreement by the Corporation pursuant to:

(a) Section 7.2(1)(c)(iii) [Failure to Deposit Consideration]; or

(b) Section 7.2(1)(c)(i) [Purchaser Breach] if the termination of this Agreement by the Corporation results from a Willful Breach on the part of the Purchaser.

(6) If a Reverse Termination Fee Event occurs, the Purchaser shall pay or cause to be paid to the Corporation, by wire transfer of immediately available funds to an account designated by the Corporation, the Reverse Termination Fee within five (5) Business Days following such Reverse Termination Fee Event.

Section 8.3 Acknowledgement

(1) Each Party acknowledges that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and out-of-pocket expenditures, which the Corporation or the Purchaser, as applicable, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(2) In the event the Reverse Termination Fee is paid to the Corporation, such payment of the Reverse Termination Fee shall be the sole and exclusive remedy of the Corporation and its Subsidiaries against the Purchaser, the guarantor under the Limited Guarantee, the Financing Sources and any of their respective affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling persons, managers, members or agents (collectively, the "Purchaser Related Parties") for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated hereby to be consummated (including the Financing) or for a breach or failure to perform any obligations required to be performed under this Agreement or otherwise relating to or arising out of this Agreement (including the Financing Commitments) or the Arrangement, and upon payment of such amount none of the Purchaser Related Parties shall have any liability or obligation relating to or arising out of this Agreement (including the Financing Commitments) or the Arrangement, and no Corporation Related Party shall seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Purchaser Related Parties in connection with this Agreement (including the Financing Commitments) or the transactions contemplated by this Agreement.

(3) In the event the Termination Fee is paid to the Purchaser in circumstances for which such fee is payable, such payment of the Termination Fee shall be the sole and exclusive remedy of any Purchaser Related Parties against the Corporation and any of its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners,general or limited partners, shareholders, stockholders, equity holders, controlling persons, managers, members or agents (collectively, the "Corporation Related Parties") for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated hereby to be consummated or for a breach or failure to perform any obligations required to be performed under this Agreement or otherwise relating to or arising out of this Agreement or the Arrangement, and upon payment of such amount none of the Corporation Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Arrangement, and no Purchaser Related Party shall seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Corporation Related Parties in connection with this Agreement or the transactions contemplated by this Agreement

Section 8.4 Expenses.

Except as otherwise specifically provided for in this Agreement, all out-of-pocket third party expenses incurred in connection with the Arrangement, this Agreement or the transactions contemplated hereby, including all costs, expenses and fees of the Corporation incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated; provided that the Purchaser shall pay all filing fees payable in connection with any filings or submissions under the Competition Act and the HSR Act.

Section 8.5 Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email sent to and addressed:

(a) to the Purchaser at:

13994384 Canada Inc.

155 Wellington Street West
Toronto, Ontario, M5V 3J7 Canada

Attention:	Chief Executive Officer, Kenneth Harris
Email:	[Redacted - Personal Information]

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP

1155 René-Lévesque Blvd. West
41st floor

Montreal, Québec, H3B 3V2 Canada

Attention:	Warren M. Katz and Aniko Pelland
Email:	wkatz@stikeman.com; apelland@stikeman.com

(b) to the Corporation at:

Points.com Inc.

111 Richmond St. West

Toronto, Ontario, M5H 2G4

Canada

Attention:	Chief Executive Officer, Robert Maclean
Email:	[Redacted - Personal Information]

with a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, Ontario, M5V 3J7

Canada

Attention:	Aaron J. Atkinson and Jared Solinger
Email:	aatkinson@dwpv.com; jsolinger@dwpv.com

Any notice or other communication is deemed to be given and received (a) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (b) if sent by overnight courier, on the next Business Day, or (c) if sent by email, on the date such email was sent if it is a Business Day and such email was sent prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day (provided in the case of email that no "bounceback" or notice of non-delivery is received by the sender within thirty (30) minutes of the time of sending). A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.6 Time of the Essence.

Time is of the essence in this Agreement.

Section 8.7 Further Assurances.

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Time, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.8 Specific Performance.

(1) The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the provisions of this Section 8.8, the Parties shall be entitled to injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such relief, this, subject to Section 8.3(2), being in addition to any other remedy to which the Parties may be entitled at Law or in equity. None of the Parties shall object to the granting of injunctive relief, specific performance or other equitable relief on the basis that there exists an adequate remedy at law.

(2) In accordance with the terms and conditions of the Equity Commitment Letter, it is explicitly acknowledged and agreed that the Corporation shall be entitled to seek injunctive relief, specific performance or any other equitable remedy with respect to the Purchaser's obligation to cause the Equity Financing (or any Alternative Financing to the Equity Financing) to be funded, and the Purchaser to consummate the Arrangement and to fund its obligations pursuant to Section 2.10; provided, however, that such right of the Corporation shall only be available if: (i) all conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Additional Conditions Precedent to the Obligations of the Purchaser] have been and continue to be satisfied or waived by the applicable Party or Parties (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied by the Effective Time), (ii) the Debt Financing provided for by the Debt Commitment Letter (or any Alternative Financing to the Debt Commitment Letter) has been funded in full in accordance with the terms and conditions thereof or will be funded in accordance with the terms and conditions thereof if the Equity Financing is funded, and (iii) the Corporation has irrevocably confirmed in writing to the Purchaser that other than Section 6.3(3), all of the conditions set forth in Section 6.3 [Additional Conditions Precedent to the Obligations of the Corporation] are satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) or that it is willing to waive any unsatisfied conditions set forth in Section 6.3 [Additional Conditions Precedent to the Obligations of the Corporation] (other than Section 6.3(3)), and that if specific performance is granted and the Equity Financing and Debt Financing (or any Alternative Financings) are funded, it stands ready, willing and able to consummate the Arrangement. In no event shall the Corporation be entitled to directly or indirectly seek the remedy of specific performance of this Agreement or the Debt Commitment Letter against any Debt Financing Source in its capacity as a lender, investor, arranger or purchaser in connection with the Debt Financing. The Corporation further agrees that it shall not, and shall cause its affiliates not to, bring or support any Proceeding of any kind or description, whether at Law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the Debt Financing.

(3) Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while the Corporation may concurrently seek (a) injunctive relief, specific performance or other equitable relief, subject in all respects to this Section 8.8 and (b) payment of the Reverse Termination Fee if, as and when required pursuant to this Agreement and subject to Section 8.3, under no circumstances shall the Corporation be permitted or entitled to receive both a grant of injunctive relief, specific performance or other equitable relief to cause the Equity Financing to be funded at the Closing in accordance with the terms of this Section 8.8 (whether under this Agreement or the Equity Commitment Letter), on the one hand, and payment of the Reverse Termination Fee, if any, as and when due, pursuant to Section 8.3, on the other hand.

Section 8.9 Third Party Beneficiaries.

(1) Except as provided in Section 2.8, Section 2.12, Section 4.6(4), Section 4.10, Section 4.14(5), Section 8.1(2), Section 8.3(2), Section 8.3(3), Section 8.8(2), Section 8.10(2), Section 8.12(2), Section 8.14(3), Section 8.16 and which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.9 as the "Third Party Beneficiaries"), and except for the rights of the Shareholders to receive the Consideration and the rights of the holders of Incentive Securities to receive such amounts provided for in the Plan of Arrangement following the occurrence of the Effective Time, the Corporation and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Proceeding.

(2) Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 2.8, Section 2.12, Section 4.6(4), Section 4.10, Section 4.14(5), Section 8.1(2), Section 8.3(2), Section 8.3(3), Section 8.8(2), Section 8.10(2), Section 8.12(2), Section 8.14(3) and Section 8.16 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his, her or their heirs and legal representatives, and, in respect of the Third Party Beneficiaries identified as being entitled to indemnification under Section 4.6(4), Section 4.10, and Section 4.14(5), the Corporation confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right, prior to the Effective Time, to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Third Party Beneficiary.

Section 8.10 Waiver.

(1) No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

(2) No waiver of Section 8.1(2), Section 8.3(2), Section 8.8(2), this Section 8.10, Section 8.12(2), Section 8.14(3) and Section 8.16(3) (and any other provision of this Agreement to the extent a waiver of such provision would modify the substance of any of the foregoing provisions), in each case to the extent relating to the Debt Financing Sources, shall be effective without the prior written consent of the Debt Financing Sources.

Section 8.11 Entire Agreement.

This Agreement, together with the Confidentiality Agreement and the Corporation Disclosure Letter, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.12 Successors and Assigns.

(1) This Agreement becomes effective only when executed by the Corporation and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Corporation, the Purchaser and their respective successors and permitted assigns.

(2) Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that the Purchaser may assign all or any portion of its rights and obligations under this Agreement (a) to any of its affiliates, including to permit such affiliate to acquire, instead of the Purchaser, all or part of the Shares to be acquired pursuant to the terms of this Agreement, the whole as provided for under the Plan of Arrangement or (b) to any Debt Financing Source pursuant to the terms of the Debt Financing for purposes of creating a Lien herein or otherwise assigning as collateral in respect of the Debt Financing and, after the Effective Time, any such Debt Financing Source may exercise all of the rights and remedies of the Purchaser (or its affiliate, as applicable) hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the Debt Financing; provided, however, that no such assignments shall relieve the Purchaser of its obligations hereunder.

Section 8.13 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.14 Governing Law.

(1) This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(2) Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.

(3) Notwithstanding anything herein to the contrary, each Corporation Related Party and each of the other parties hereto (a) agrees that it will not bring or support any Proceeding of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the courts situated in the City of Toronto, Ontario, (b) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (c) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.5 shall be effective service of process against it for any such action brought in any such court, (d) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (e) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action, whether in Law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to the Debt Financing shall be exclusively governed by, and construed in accordance with, the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principle of conflict of law that would require or permit the application of the Laws of another jurisdiction and (f) agrees that a final, non-appealable judgment in any such action by a court of competent jurisdiction shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 8.15 Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.16 No Liability.

(1) No director or officer of the Purchaser or any of its affiliates shall have any personal liability whatsoever to the Corporation under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Corporation or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Corporation or any of its Subsidiaries.

(2) Except as specifically set out in Section 8.8 with respect to the Equity Financing Sources, it is acknowledged and agreed that the Equity Financing Sources and their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling persons, managers, members or agents shall have no liability whatsoever, whether at Law or in equity, whether in contract or in tort or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, for any obligations or liabilities under, any claims or damages that may be based upon, arising out of or related to this Agreement, the Equity Commitment Letter, the Equity Financing or the transactions contemplated hereby or thereby or the negotiation, execution, performance or non-performance hereof or thereof, and each Party hereto or thereto waives and releases all such obligations, liabilities and claims against all such Persons.

(3) In no event shall the Corporation or any of its Subsidiaries be entitled to seek or obtain any recovery or judgment against the Financing Sources, including for any type of damage relating to this Agreement or the transactions contemplated hereby, whether at Law or in equity, whether in contract or in tort or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine. No Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

Section 8.17 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

 IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

POINTS.COM INC.

By:	"T. Robert MacLean"
Name: T. Robert MacLean
Title: Chief Executive Officer

13994384 CANADA INC.

By:	"Ken Harris"
Name: Ken Harris
Title: Chief Executive Officer

Signature Page to Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Arrangement" means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made to the Plan of Arrangement in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated as of May 6, 2022 among the Purchaser and the Corporation (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

"Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Montreal, Québec.

"CBCA" means the Canada Business Corporations Act.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.

"Consideration" means the consideration to be received by the Shareholders pursuant to this Plan of Arrangement, consisting of US$25.00 in cash per Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.11 of the Arrangement Agreement.

"Corporation" means Points.com Inc., a corporation existing under the laws of Canada.

"Corporation 2016 Stock Option Plan" means the stock option plan of the Corporation dated March 2, 2016, as amended on November 13, 2019.

"Corporation Employee Share Unit Plan" means the employee share unit plan of the Corporation dated March 7, 2012, as amended on November 6, 2013.

"Corporation Legacy Stock Option Plan" means the stock option plan of the Corporation dated January 17, 2000, as amended from time to time.

"Court" means the Ontario Superior Court of Justice (Commercial List).

"Depositary" means, in its capacity as depositary for the Arrangement, such Person as the Corporation and the Purchaser agree to engage as depositary for the Arrangement.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Dissent Rights" has the meaning specified in Section 3.1.

"Dissenting Holder" means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

"DRS Advice" has the meaning specified in Section 4.1(2).

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing.

"Exchanges" means the Toronto Stock Exchange and the NASDAQ Capital Market.

"Final Order" means the final order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal.

"Governmental Entity" means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision, agent or authority of any of the foregoing; (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self- regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any Securities Authority or stock exchange, including the Exchanges.

"Incentive Plans" means (a) the Corporation 2016 Stock Option Plan, (b) the Corporation Employee Share Unit Plan and (c) the Corporation Legacy Stock Option Plan.

"Incentive Securities" means, collectively, the Performance Options, the PSUs and the RSUs.

"Interim Order" means the interim order of the Court in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

"Law" means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.

"Letter of Transmittal" means the letter of transmittal sent to the Shareholders for use in connection with the Arrangement.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Meeting" means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

"Parties" means the Corporation and the Purchaser and "Party" means any one of them.

"Performance Options" means all outstanding options to purchase Shares issued pursuant to the Corporation 2016 Stock Option Plan which are subject to performance conditions, including the Vested Performance Options and the Unvested Performance Options.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"PSUs" means all outstanding performance share units issued under the Corporation Employee Share Unit Plan.

"Purchaser" means 13994384 Canada Inc., a corporation existing under the laws of Canada or, in accordance with Section 8.12 of the Arrangement Agreement, any of its successors or permitted assigns.

"RSUs" means all outstanding restricted share units issued under the Corporation Employee Share Unit Plan.

"Securities Authority" means the OSC, the SEC and any other applicable securities commissions or securities regulatory authority of a province, state or territory of Canada or the United States, including the Exchanges.

"Securityholders" means, collectively, the Shareholders and the holders of Incentive Securities.

"Settled Share Units" has the meaning ascribed thereto in Section 2.3(4).

"Share Purchase Trust" means the trust established by the employee benefit plan trust agreement dated March 27, 2012 between the Corporation and Computershare Trust Company of Canada for purposes of acquiring and holding Shares in furtherance of settlement of RSUs and PSUs under the Corporation Employee Share Unit Plan.

"Shareholders" means the registered or beneficial holders of the Shares, as the context requires.

"Shares" means the common shares in the share capital of the Corporation.

"Trust Shares" has the meaning ascribed thereto in Section 2.3(4).

"Unvested Performance Options" means all outstanding unvested Performance Options.

"US Equivalent" means, in respect of Vested Performance Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is one (1) Business Day immediately preceding the Effective Date.

"Vested Performance Options" means all outstanding vested Performance Options.

"Tax Act" means the Income Tax Act (Canada).

Section 1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2) Currency. All references to U.S. dollars or to US$ are references to United States dollars. All references to dollars or to $ are references to Canadian dollars.

(3) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4) Certain Phrases and References, etc. The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and (iii) unless stated otherwise, "Article" and "Section", followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms "Plan of Arrangement", "hereof", "herein" and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5) Statutes. Any reference to a Law refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6) Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(7) Date for Any Action. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(8) Time References. References to time are to local time, Toronto, Ontario.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Corporation, all Shareholders (including Dissenting Holders), all holders of Incentive Securities, the trustee under the Share Purchase Trust and the Share Purchase Trust, the registrar and transfer agent of the Corporation, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3 Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective at five minute intervals starting at the Effective Time:

(1) each Vested Performance Option shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and surrendered by such holder to the Corporation in exchange for, in respect of each Vested Performance Option for which the Consideration exceeds the exercise price, an amount in cash from the Corporation equal to the Consideration less the applicable exercise price (or, in respect of a Vested Performance Option that has an exercise price denominated in Canadian dollars, the US Equivalent thereof) in respect of such Vested Performance Option, less any applicable withholdings pursuant to Section 4.3, and such Vested Performance Option shall immediately be cancelled. For greater certainty, where the exercise price (or, in respect of a Vested Performance Option that has an exercise price denominated in Canadian dollars, the US Equivalent thereof) of any Vested Performance Option is greater than or equal to the Consideration, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Vested Performance Option the Consideration or any other amount in respect of such Vested Performance Option, and the Vested Performance Option shall be immediately cancelled;

(2) each Unvested Performance Option shall, without any further action by or on behalf of the holder thereof, immediately be cancelled;

(3) each unvested RSU and PSU shall, notwithstanding the terms of any Incentive Plan or any award or similar agreement pursuant to which any Incentive Securities were granted or awarded, as applicable, be deemed to have been vested;

(4) an aggregate number of RSUs and PSUs equal to the number of Shares held in the Share Purchase Trust (the "Settled Share Units"), if any, shall be settled in exchange for one Share (all such Shares delivered in settlement, the "Trust Shares") for each such Settled Share Unit and, without any further action by or on behalf of the holders of each such Settled Share Unit, the Corporation, the trustee under the Share Purchase Trust or the Share Purchase Trust, each such Trust Share shall thereupon be held by the Share Purchase Trust for and on behalf of the holders of each such Settled Share Unit (subject to any withholding in accordance with Section 4.3) and each such Settled Share Unit shall be immediately cancelled; provided that the aggregate number of RSUs and PSUs to be so settled shall be allocated between RSUs and PSUs, and among holders, pro rata based on the number of RSUs and/or PSUs held by each holder relative to the aggregate number of RSUs and PSUs outstanding immediately prior to such settlement;

(5) each Trust Share shall be transferred without any further action by or on behalf of the trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, to the Purchaser in exchange for the Consideration, and in connection therewith: (A) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of Trust Shares, shall thereupon be held by the Depositary as agent for and on behalf of holders of Settled Share Units (which amount, following the completion of the Plan of Arrangement, shall be transferred to the Corporation to be held on behalf of the applicable holders and paid to such holders in accordance with Section 4.1(3) (subject to any withholding in accordance with Section 4.3)), (B) the holder of each such Trust Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the amount determined in accordance with this Section 2.3(5), and (C) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Trust Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

(6) each RSU and PSU that remains outstanding (for greater certainty, not including the Settled Share Units settled in accordance with Section 2.3(4)) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Corporation in exchange for an amount in cash from the Corporation equal to the Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) less any applicable withholdings pursuant to Section 4.3, and each such RSU and PSU shall immediately be cancelled; for greater certainty following this step: (i) each former holder of Incentive Securities shall have ceased to be a holder of such Incentive Securities, (ii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iii) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to this Section 2.3, at the time and in the manner specified in this Plan;

(7) each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to the Purchaser, and:

(a) such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares by the Purchaser in accordance with Section 3.1;

(b) such Dissenting Holder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(8) concurrently with step (7) above, each outstanding Share (for greater certainty, other than the Trust Shares or Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings pursuant to Section 4.3, and:

(a) the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(b) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of such outstanding Shares, shall thereupon be held by the Depositary as agent for and on behalf of the former holders of such Shares, to be paid to such holders following the completion of the Plan of Arrangement in accordance with Section 4.1;

(c) such holder's name shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(d) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

ARTICLE 3

DISSENT RIGHTS

Section 3.1 Dissent Rights

(1) Registered holders of Shares may exercise dissent rights ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.1, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by Corporation at its registered office no later than 10:00 a.m. (local time in place of receipt) two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2) Each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Shares held by such holder to the Purchaser, as provided in Section 2.3(7), and if such holder:

(a) is ultimately entitled to be paid fair value for such Shares, shall be entitled to be paid the fair value of such Shares by the Purchaser, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b) is ultimately not entitled, for any reason, to be paid the fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(7)(c) hereof, less any applicable withholdings.

Section 3.2 Recognition of Dissenting Holders

(1) In no case shall the Corporation, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(2) In no case shall the Corporation, the Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the Effective Time.

(3) Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 3.1 hereof, less any applicable withholdings.

(4) In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities (in their capacity as holders of Incentive Securities), and (b) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution.

ARTICLE 4

CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration

(1) Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or arrange to be deposited, for the benefit of Shareholders, cash with the Depositary in the aggregate amount as is required by this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, net of any applicable withholdings for the benefit of the Shareholders.

(2) Upon surrender to the Depositary of a direct registration statement (DRS) advice (a "DRS Advice") or a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(8), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered DRS Advice or certificate shall, upon the effectiveness of Section 2.3(8), be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.3, and any DRS Advice or certificate so surrendered shall forthwith be cancelled.

(3) As soon as practicable after the Effective Time, the Purchaser shall cause the Corporation, or the relevant Subsidiary of the Corporation, to deliver to each former holder of Vested Performance Options, Trust Shares, RSUs and PSUs (in accordance with Section 2.3(1), Section 2.3(4), Section 2.3(5), and Section 2.3(6), as applicable), the cash payment, if any, net of applicable withholdings pursuant to Section 4.3, that such holder is entitled to receive under this Plan of Arrangement (including, for greater certainty, amounts that such holder is entitled to receive in respect of Shares sold pursuant to Section 2.3(5)), either (i) pursuant to the normal payroll practices and procedures of the Corporation, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Corporation is not practicable for any such holder, by cheque (delivered to the address of such holder of Vested Performance Options, Trust Shares, RSUs or PSUs, as reflected on the register maintained by or on behalf of the Corporation in respect of the Vested Performance Options, RSUs and PSUs). Notwithstanding that amounts under this Plan of Arrangement may be calculated in U.S. dollars or Canadian dollars, the

Corporation is entitled to make the payments contemplated in this Section 4.1(3) in the applicable currency in respect of which the Corporation customarily makes payment to such holder by using the applicable Bank of Canada exchange rate in effect on the date that is one (1) Business Day immediately preceding the Effective Date.

(4) Until surrendered as contemplated by this Section 4.1, each DRS Advice or certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment which the holder is entitled to receive in lieu of such DRS Advice or certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such DRS Advice or certificate formerly representing Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Corporation or the Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(5) Any payment made by the Depositary (or the Corporation or any of its Subsidiaries, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares and the Vested Performance Options, RSUs and PSUs in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

(6) No holder of Shares (including Trust Shares) or Vested Performance Options, RSUs and PSUs shall be entitled (following the completion of the Plan of Arrangement) to receive any consideration with respect to such Shares (including Trust Shares) or Vested Performance Options, RSUs and PSUs other than the cash payment, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Corporation with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares.

Section 4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Shares maintained by or on behalf of the Corporation, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such amount as the Purchaser may direct, or otherwise indemnify the Corporation, the Depositary and the Purchaser in a manner satisfactory to the Corporation, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Corporation, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3 Withholding Rights

Each of the Purchaser, the Corporation, the Share Purchase Trust and the Depositary shall be entitled to deduct and withhold from any amount payable or property deliverable to any Person under this Plan of Arrangement, such amounts as the Corporation, the Purchaser, the Share Purchase Trust or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law and shall remit such deduction and withholding to the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity.

Section 4.4 Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent (US$0.01). All calculations and determinations made in good faith by the Corporation, the Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.5 Interest

Under no circumstances shall interest accrue or be paid by the Corporation, the Purchaser, the Depositary or any other Person to Securityholders or other Persons depositing DRS Advices or certificates pursuant to this Plan of Arrangement in respect of Shares (including Trust Shares), or holders of Vested Performance Options, RSUs or PSUs, regardless of any delay in making any payment contemplated hereunder.

Section 4.6 No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.7 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares (including Trust Shares) and Incentive Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Shares (including Trust Shares) and Incentive Securities, the Corporation, the Purchaser, the trustee under the Share Purchase Trust, the Share Purchase Trust, the Depositary, and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares (including Trust Shares) or Incentive Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments

(1) The Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Corporation and the Purchaser, each acting reasonably, and (c) be filed with the Court and, if made following the Meeting, approved by the Court.

(2) Notwithstanding Section 5.1(1), the Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Securityholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of the Corporation and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Securityholders.

(3) Subject to Section 5.1(2), any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Corporation or the Purchaser at any time prior to or at the Meeting (provided that the Corporation or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(4) Subject to Section 5.1(2), the Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Shareholders.

Section 5.2 Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1) The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") of Points.com Inc. (the "Corporation"), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the "Arrangement Agreement") among the Corporation and 13994384 Canada Inc. dated May 6, 2022, all as more particularly described and set forth in the management information circular of the Corporation dated May ⬤, 2022 (as it may from time to time be amended, modified or supplemented, the "Circular"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

(2) The plan of arrangement involving the Corporation (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the "Plan of Arrangement"), the full text of which is set out as Appendix ⬤ to the Circular, is hereby authorized, approved and adopted.

(3) The (i) Arrangement Agreement and all transactions contemplated therein, (ii) actions of the directors of the Corporation in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4) Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Corporation (the "Shareholders") or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) (the "Court"), the directors of the Corporation are hereby authorized and empowered, at their discretion, without notice to or approval of the Shareholders, (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

(5) Any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to make or cause to be made an application to the Court for an order approving the Arrangement and to execute and deliver or cause to be executed and delivered, for filing with the Director under the CBCA, articles of arrangement and all such other documents and instruments as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement or any such other document or instrument.

(6) Any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver or cause to be executed and delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

B-1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

(1) Organization and Qualification.

The Corporation and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing, and in good standing under the laws of its governing jurisdiction. The Corporation, and each of its Subsidiaries, has all requisite power and authority, is duly qualified, licensed or registered and holds all material Authorizations required to carry on its business as now conducted and to own, lease and operate its assets and business except where failure to be so qualified, licensed or registered or to possess such Authorizations would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(2) Corporate Authorization.

The Corporation has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Corporation of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Corporation and no other corporate proceedings on the part of the Corporation are necessary to authorize this Agreement, the consummation of the Arrangement and the other transactions contemplated hereby, other than the Required Shareholder Approval, the Interim Order and the Final Order.

(3) Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Corporation, and constitutes a legal, valid and binding agreement of the Corporation, enforceable against it in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Laws affecting the enforcement of creditors' rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4) Governmental Authorization.

The execution and delivery of this Agreement by the Corporation, and the performance of its and its Subsidiaries obligations hereunder and the consummation of the Arrangement and the other transactions contemplated hereby, do not require any Authorization or other action by or in respect of, or filing with or notification to, any Governmental Entity by the Corporation or any of its Subsidiaries other than (a) the Competition Act Approval and the HSR Clearance, (b) the Interim Order and the Final Order, (c) filings with the Director under the CBCA, (d) the filing of the Articles of Arrangement, (e) customary filings with the Securities Authorities and the Exchanges, and (f) actions, filings or notifications, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(5) No Conflict/Non-Contravention.

The execution and delivery of this Agreement by the Corporation, and performance of its and its Subsidiaries' obligations hereunder and the consummation by the Corporation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not, with the giving of notice, the lapse of time or the happening of any other event or condition (or combination thereof)):

(a) contravene, conflict with, or result in any violation or breach of the Constating Documents of the Corporation or any of its Subsidiaries;

(b) assuming receipt of the matters referred to in Paragraph (4) above, conflict with or result in a violation or breach of Law applicable to the Corporation or any of its Subsidiaries;

(c) except as set out in Section 3.1(5)(c) of the Corporation Disclosure Letter, allow any Person to exercise any rights, require any consent or notice to or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Corporation or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract, Corporation Lease or any Authorization of the Corporation or any of its Subsidiaries; or

(d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the Corporation Assets or the assets of any of the Corporation's Subsidiaries.

(6) Capitalization.

(a) The authorized capital of the Corporation consists of (i) an unlimited number of Shares, of which 14,942,792 Shares were issued and outstanding as of the date of this Agreement and (ii) an unlimited number of preferred shares, issuable in series, of which none were issued and outstanding as of the date of this Agreement.

(b) Section 3.1(6)(b) of the Corporation Disclosure Letter lists the number of Performance Options, RSUs and PSUs issued and outstanding as of the date hereof. Except for such Incentive Securities, there are no rights that are linked in any way to the price of any securities of, or to the value of or of any part of, or to any dividends or distributions paid on any securities of, the Corporation or any of its Subsidiaries and there are no options, convertible securities or other rights, Contracts, plans (including any shareholder rights plan or poison pill), arrangements or commitments of any character whatsoever (pre- emptive, contingent or otherwise) requiring, or which may require, whether or not subject to conditions, the issuance, sale or transfer by the Corporation or any of its Subsidiaries of any securities of the Corporation or any of its Subsidiaries (including Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to subscribe for or acquire, any securities of the Corporation or any of its Subsidiaries. No Shares are issuable from treasury upon settlement of any RSUs or PSUs. There are no accrued or unpaid dividends or dividend equivalent rights with respect to any Performance Options, RSUs or PSUS that are not reflected in Section 3.1(6)(b) of the Corporation Disclosure Letter. The treatment of Performance Options, RSUs and PSUs under this Agreement complies in all respects with (i) applicable Law and (ii) with the terms of the applicable Incentive Plan.

(c) As of the date hereof, there are 176,159 Shares held in trust in the Share Purchase Trust for purposes of settlement of RSUs and PSUs under the Corporation Employee Share Unit Plan.

(d) All of the issued and outstanding Shares have been validly issued as fully paid and non- assessable, and all Shares issuable upon the exercise of Performance Options have been duly authorized and, upon issuance, shall be validly issued as fully paid and non- assessable.

(e) All outstanding Shares, Performance Options, RSUs and PSUs have been duly authorized by the Board (or a duly authorized committee thereof) and have been issued or granted in accordance with, to the extent applicable, (i) all applicable Laws (including Securities Laws) and (ii) the applicable Incentive Plan.

(f) There are no outstanding contractual or other obligations of the Corporation or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Corporation's or any Subsidiary's securities, or qualify securities for public distribution in Canada, the United States or elsewhere. Other than the Shares, there are no securities or other instruments or obligations of the Corporation or of any of its Subsidiaries that carry (or which is convertible into, or exchangeable for, securities having) the right to vote generally with the Shareholders on any matter.

(g) Since February 1, 2000, there has been no dividend or distribution of any kind declared, paid or made by the Corporation on the Shares.

(h) Section 3.1(6)(h) of the Corporation Disclosure Letter contains a complete and accurate list of all Performance Options, RSUs and PSUs issued and outstanding as of the date hereof, including, with respect to each such Performance Option, RSU and PSU, a unique identifier for the holder, the date of grant, the exercise price (if any), the Incentive Plan pursuant to which such award was granted, the number of Shares covered by such Performance Options, RSUs and PSUs, as applicable at the time of grant (as adjusted to reflect all dividends and other adjustments).

(i) Section 3.1(6)(i) of the Corporation Disclosure Letter sets forth the number of Vested Performance Options and Unvested Performance Options (each such term as defined in the Plan of Arrangement) (i) that are outstanding as at the date of this Agreement and (ii) which will be outstanding as at the Effective Time.

(7) Shareholders' and Similar Agreements.

None of the Corporation or any of its Subsidiaries is a party or subject to, or affected by, any unanimous shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or understanding relating to the ownership or voting of any securities of the Corporation or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Corporation or any of its Subsidiaries. To the knowledge of the Corporation, as of the date hereof, other than the D&O Support and Voting Agreements, there are no irrevocable proxies or voting Contracts with respect to any securities issued by the Corporation or any of its Subsidiaries.

(8) Subsidiaries.

(a) A true and complete list of all Subsidiaries of the Corporation is set out in Section 3.1(8)(a) of the Corporation Disclosure Letter, including: (i) its name, (ii) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of securities, and (iii) its governing jurisdiction.

(b) Other than the Subsidiaries set out in Section 3.1(8)(a) of the Corporation Disclosure Letter and as disclosed in Section 3.1(8)(b) of the Corporation Disclosure Letter, the Corporation does not own any direct or indirect equity or voting interest of any kind in any Person.

(c) Except as disclosed in Section 3.1(8)(c) of the Corporation Disclosure Letter, the Corporation directly or indirectly owns all of the issued and outstanding shares and other interests (including partnership interests, however divided) of each of its Subsidiaries, free and clear of any Liens (other than Permitted Liens).

(d) All of the issued and outstanding shares or interests directly or indirectly owned by the Corporation and each of its Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable shares or interests, and no such shares or interests have been issued in violation of any pre-emptive or similar rights.

(e) There are no Contracts, arrangements or restrictions that require the Corporation's Subsidiaries to issue, sell or deliver any shares or other interests, or any securities convertible into or exchangeable for, any shares or other interests.

(9) Securities Law Matters.

(a) The Corporation is a "reporting issuer" (or the equivalent) under Securities Laws in each of the provinces of Canada. The Shares are registered under Section 12 of the Exchange Act. The Shares are listed and posted for trading on the Exchanges. The Corporation does not have any securities listed or posted for trading on any securities exchange other than the Exchanges. The Corporation is not in default of any material requirements of any Securities Laws. The Corporation is not subject to any continuous or periodic or other disclosure requirements under the securities laws of any jurisdiction other than the provinces of Canada and the United States.

(b) The Corporation has not taken any action to cease to be a "reporting issuer" (or the equivalent) in any province of Canada nor has the Corporation received notification from any Securities Authority seeking to revoke the reporting issuer status of the Corporation. No Proceeding or Order for the delisting, suspension of trading or cease trade or other Order or restriction with respect to any securities of the Corporation is in effect or has been threatened or, to the knowledge of the Corporation, is pending or is expected to be implemented or undertaken (other than as contemplated by Section 4.11).

(c) The Corporation has timely filed or furnished with the Securities Authorities and the Exchanges all forms, reports, schedules, statements and other documents required to be filed or furnished by the Corporation with the Securities Authorities and the Exchanges since January 1, 2019 (including "documents affecting the rights of securityholders" and "material contracts" required to be filed by Part 12 of Regulation 51-102). The documents comprising the Corporation Filings, as of their respective dates, complied as filed in all material respects with applicable Law and did not contain any Misrepresentation. The Corporation has not filed any confidential material change report or other confidential filing with any Securities Authority which at the date of this Agreement remains confidential. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Corporation Filings, and, to the knowledge of the Corporation, none of the Corporation Filings are subject to ongoing SEC review or investigation. Prior to the date of this Agreement, the Corporation has delivered or made available to Purchaser correct and complete copies of all comment letters from the SEC from January 1, 2019 through the date of this Agreement with respect to any of the Corporation Filings, together with all written responses of the Corporation thereto to the extent such comment letters and correspondence are not available on EDGAR. Neither the Corporation nor any of its Subsidiaries is subject to any ongoing Proceeding by any Securities Authority or the Exchanges and, to the knowledge of the Corporation, no such Proceeding is threatened. As of the date of this Agreement, no amendments or modifications to the Corporation Filings are required to be filed with, or furnished to, the SEC. No Subsidiary of the Corporation is required to file or furnish any form, report or other document with the SEC.

(d) The Corporation is not and has not, and is not required to be and has not been required to be, registered as an "investment company" pursuant to the United States Investment Company Act of 1940.

(e) The Corporation is in compliance in all material respects with all applicable effective provisions of the United States Sarbanes-Oxley Act and the rules and regulations promulgated in connection therewith and the applicable listing and governance rules and regulations of NASDAQ.

(f) The Corporation is a "foreign private issuer" (as such term is defined in Rule 3b-4(c) under the Exchange Act) and is exempt from Sections 14(a), 14(b), 14(c) and 14(f) under the Exchange Act pursuant to Rule 3a12-3(b) of the Exchange Act. The Corporation has no reason to believe it will not qualify as a "foreign private issuer" at any time prior to the Effective Date.

(10) Financial Statements.

(a) The audited consolidated financial statements and the unaudited consolidated interim financial statements of the Corporation (including, in each case, the notes or schedules to and the auditor's report on such financial statements) included in the Corporation Filings (i) were prepared or shall be prepared, as applicable, in accordance with IFRS, consistently applied throughout the periods referred to therein (except as expressly set forth in the notes thereto) and Law, and (ii) fairly present or shall fairly present as of their respective dates, as applicable, in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Corporation and its Subsidiaries as of their respective dates and for the periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements) and there have been no changes in accounting methods, policies, or practices of the Corporation or any of its Subsidiaries since December 31, 2021.

(b) The Corporation does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in Paragraph (10)(a). Except as disclosed in the Corporation Filings, neither the Corporation nor any Subsidiary is a party to or bound by, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Corporation and any Subsidiary, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K promulgated under the United States Securities Act of 1933), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Corporation or any Subsidiary in the Corporation Filings (including any audited financial statements and unaudited interim financial statements of the Corporation included therein).

(c) The financial books, records and accounts of the Corporation and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS, (ii) are stated in reasonable detail, (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Corporation and its Subsidiaries, and (iv) accurately and fairly reflect the basis for the Corporation's financial statements.

(d) Section 3.1(10)(d) of the Corporation Disclosure Letter sets forth a list of the bank accounts of the Corporation and its Subsidiaries, in form and substance reasonably satisfactory to the Purchaser.

(11) Disclosure Controls and Internal Control over Financial Reporting.

(a) The Corporation has established and maintains disclosure controls and procedures (as such term is defined in NI 52-109) that are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports required to be filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods required by applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports required to be filed or submitted under applicable Securities Laws is accumulated and communicated to the Corporation's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Corporation, to the extent required by Law, has presented in the applicable Corporation Filings its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation.

(b) The Corporation has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c) To the knowledge of the Corporation, there is no "material weakness" (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of the Corporation's internal control over financial reporting or fraud, whether or not material, that involves Representatives, consultants or independent contractors who have a significant role in the internal control over financial reporting of the Corporation. To the knowledge of the Corporation, neither of the Corporation, any of its Subsidiaries, nor any of its or their respective Representatives has received or otherwise obtained knowledge of any Proceeding regarding accounting, internal accounting controls or auditing matters, including any Proceeding alleging that the Corporation or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its Representatives regarding questionable accounting or auditing matters.

(12) Minute Books.

The corporate records and minute books of the Corporation and its Subsidiaries are currently maintained in accordance with applicable Laws in all material respects and are complete and accurate in all material respects.

(13) Auditors.

KPMG LLP is and was, during the periods covered by its reports included in the Corporation Filings, independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and the United States and in accordance with applicable Securities Laws; there has not been any reportable event (within the meaning of NI 51-102) with such auditors with respect to audits of the Corporation and its Subsidiaries.

(14) No Undisclosed Liabilities.

There are no material liabilities, commitments, Indebtedness or other obligations of any nature, whether accrued, contingent, absolute, determined, determinable, or otherwise, whether matured or unmatured, of the Corporation or of any of its Subsidiaries of a type required to be reflected or reserved for on a balance sheet prepared in accordance with IFRS, other than liabilities or obligations: (a) reflected on the consolidated balance sheet of the Corporation as at December 31, 2021, (b) incurred in the Ordinary Course since December 31, 2021 (none of which results from, arises out of, or was caused by any breach of Contract, or violation of Law, in each case, by the Corporation or any of its Subsidiaries), or (c) reasonably incurred after December 31, 2021 in connection with this Agreement or the transactions contemplated hereby.

(15) Transactions with Directors, Officers, Employees, etc.

Neither the Corporation nor any of its Subsidiaries is indebted to any of its directors, officers or Employees or any of their respective associates or affiliates (except for amounts due in the Ordinary Course as salaries, bonuses and director's fees or the reimbursement of Ordinary Course expenses). There are no Contracts (other than in the Ordinary Course) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, director, officer or Employee of the Corporation or any of its Subsidiaries, or any of their respective affiliates or associates.

(16) No "Collateral Benefit".

Except as disclosed in Paragraph 3.1(16) of the Corporation Disclosure Letter, to the knowledge of the Corporation, no related party of the Corporation (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(17) Absence of Certain Changes or Events.

Since December 31, 2021, except as disclosed in the Corporation Filings filed prior to the date hereof and other than the transactions contemplated in this Agreement, the business of the Corporation and its Subsidiaries has been conducted in the Ordinary Course and there has not occurred a Material Adverse Effect.

(18) Compliance with Laws.

The Corporation and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Corporation. Neither the Corporation nor any of its Subsidiaries or any of their respective directors or officers is, to the knowledge of the Corporation, under any investigation with respect to, has been convicted, charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity.

(19) Authorizations and Licenses.

Except in each case as would not materially impair the operation of the Corporation's and its Subsidiaries' businesses (a) the Corporation and each of its Subsidiaries, lawfully own, possess and have obtained, and have complied with, all Authorizations that are required by Law (i) in connection with the operation of their businesses in the Ordinary Course, and (ii) in connection with the ownership, operation or use of their properties and assets; (b) each such Authorization is valid and in full force and effect in accordance with its terms, and is renewable by its terms or in the Ordinary Course. To the knowledge of the Corporation, no event has occurred which, with the giving of notice, lapse of time or both, would reasonably be expected to constitute a default under, or in respect of, any such Authorization; and (d) no Proceeding is pending, or to the knowledge of the Corporation, threatened, in respect of or regarding any such Authorization and none of the Corporation or any of its Subsidiaries or any of their respective directors and officers has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(20) Opinion of Financial Adviser.

The Board has received the Fairness Opinions and such Fairness Opinions have not been withdrawn or modified as of the date hereof.

(21) Brokers.

Except for the engagement letters between the Corporation and each of RBC Capital Markets Inc. and Blair Franklin Capital Partners Inc. and the fees payable under or in connection with such engagement, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Corporation or any of its Subsidiaries, or any of their respective Representatives or is entitled to any fee, commission or other payment from the Corporation or any of its Subsidiaries, or any of their respective Representatives, in connection with this Agreement or any other transaction contemplated by this Agreement. The aggregate fees payable by the Corporation to RBC Capital Markets Inc. and Blair Franklin Capital Partners Inc. in relation to the transactions contemplated by this Agreement have been disclosed in Section 3.1(21) of the Corporation Disclosure Letter.

(22) Board Approval.

(a) The Board, after receiving advice from its financial advisers and outside legal counsel in evaluating the Arrangement, has unanimously: (i) determined that the Arrangement (including the Consideration per Share to be received by the Shareholders pursuant to the Arrangement) and the terms of this Agreement are fair to Shareholders and that the Arrangement is in the best interests of the Corporation, (ii) resolved to unanimously recommend that the Shareholders vote in favour of the Arrangement Resolution, and (iii) authorized the entering into of this Agreement and the performance by the Corporation of its obligations under this Agreement, and no action has been taken to amend or supersede such determinations, resolutions, or authorizations.

(b) Each of the directors and officers of the Corporation who owns Shares has advised the Corporation of their intention to, and the Corporation believes that they intend to vote or cause to be voted all Shares beneficially held by them in favour of the Arrangement Resolution and the Corporation shall make a statement to that effect in the Circular.

(23) Material Contracts.

(a) Section 3.1(23)(a) of the Corporation Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof and true, correct and complete copies thereof, including all material amendments, assignments and supplements thereto, have been provided in the Data Room.

(b) Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Corporation or one or more of its Subsidiaries, as applicable, and to the knowledge of the Corporation, each other party thereto, in accordance with its terms, subject to any limitation on enforcement under Law relating to (i) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c) Except as disclosed in Section 3.1(23)(c) of the Corporation Disclosure Letter, the Corporation and each of its Subsidiaries has performed in all material respects all respective obligations required to be performed by it to date under the Material Contracts and neither the Corporation nor any of its Subsidiaries is in breach or default under any Material Contract, nor does the Corporation have knowledge of any condition that with the passage of time or the giving of notice or both would result in such breach or default.

(d) Except as disclosed in Section 3.1(23)(d) of the Corporation Disclosure Letter, none of the Corporation or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of the Corporation, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default which is continuing under any such Material Contract by any other party to a Material Contract.

(e) Except as disclosed in Section 3.1(23)(e) of the Corporation Disclosure Letter, none of the Corporation or any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify in any material respect or not renew its relationship with the Corporation or any of its Subsidiaries, and, to the knowledge of the Corporation, no such action is pending or has been threatened.

(f) None of the Corporation or any of its Subsidiaries has received any notice (which has not been withdrawn or rescinded) that satisfies the criteria set forth in Section 3.1(23)(f) of the Corporation Disclosure Letter.

(24) Restrictions on Conduct of Business.

None of the Corporation or any of its Subsidiaries is a party to, or bound by, any non- competition agreement or any other Contract or any Order or Authorization of any Governmental Entity that purports to materially: (a) limit the manner or location in which the Corporation or any of its Subsidiaries may conduct any line of business, (b) limit any business practice of the Corporation or any of its Subsidiaries, or (c) restrict any acquisition or disposition of assets or property by the Corporation or any of its Subsidiaries, except, in each case, any such limitation or restriction which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(25) No Guarantees.

Other than in connection with its Existing Financing Instruments or as disclosed in Section 3.1(25) of the Corporation Disclosure Letter, neither the Corporation nor any of its Subsidiaries is a party to or bound by any Contract of guarantee (excluding, for certainty, any guarantees in favour of any loyalty program partners), indemnification (other than standard indemnity agreements in favour of the directors and officers of the Corporation and its Subsidiaries and indemnification provisions contained in Material Contracts or other Contracts entered into in the Ordinary Course) or any similar commitment in respect of any material obligations, liabilities (contingent or otherwise) or Indebtedness of any other Person (other than Subsidiaries of the Corporation).

(26) Real Property.

(a) Neither the Corporation nor any of its Subsidiaries owns any real property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and other than as disclosed in Section 3.1(26)(b) of the Corporation Disclosure Letter, (i) the Corporation or one of its Subsidiaries has valid, good and marketable leasehold title to the Corporation Leased Properties free and clear of all Liens except for Permitted Liens and (ii) neither the Corporation nor any of its Subsidiaries is the owner of, or is bound by or subject to any agreement or option to own, any real property.

(c) Section 3.1(26)(c) of the Corporation Disclosure Letter sets forth a complete and accurate list of all material Corporation Leased Properties, in each case by reference to their municipal addresses.

(d) The Data Room contains complete and accurate copies of all material Corporation Leases, including all amendments, modifications, supplements, guarantees, registrations and non-disturbance agreements in connection therewith.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to all material Corporation Leased Properties: (i) Each of the Corporation and its Subsidiaries is in peaceable possession of its respective Corporation Leased Property, (ii) each Corporation Lease in respect thereof is in full force and effect and, to the knowledge of the Corporation, is a legal, valid, binding obligation of, and is enforceable against, each other party thereto in accordance with its terms, subject to any limitation on enforcement under Law relating to (A) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors' rights, and (B) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, and (iii) there is no event of breach of or default under, or any event which, with the giving of notice, the lapse of time or both, would become an event of default, under any such Corporation Lease, and neither the Corporation nor any of its Subsidiaries has received or delivered any notice of any material breach of, or default under, any such Corporation Lease. To the knowledge of the Corporation, there is no breach of, or default under, any such Corporation Lease by any other party thereto.

(f) The Corporation Leased Properties constitute all of the real property necessary to operate the business of the Corporation and its Subsidiaries in the manner presently operated.

(g) To the knowledge of the Corporation, the Corporation Leased Properties and all buildings, structures, improvements, fixtures and building systems thereon, are (i) in good condition and repair having regard to their use and age, (ii) sufficient for the operation of the business of the Corporation and its Subsidiaries, as applicable, as presently conducted, and (iii) not currently undergoing any material repair, replacement or renovation (except in the Ordinary Course) and are adequate and suitable for the uses to which they are currently being put.

(27) Intellectual Property.

(a) Section 3.1(27)(a) of the Corporation Disclosure Letter contains a complete and accurate list of: (i) all Registered Intellectual Property constituting Owned Intellectual Property (including, as applicable, the name of the registered owner (and, in the case of domain names, the registrant, and in the case of social media accounts, the account holder), the jurisdiction of filing, the filing date, date of issuance, application number, and registration number) (collectively, the "Owned Registered Intellectual Property"), (ii) all material unregistered Owned Intellectual Property, including trademarks and trade names used and owned by the Corporation or its Subsidiaries that have not been registered or applied for (indicating for each trade-mark or trade name the relevant jurisdiction in which it is used, products, services and activities), a brief description of proprietary know-how and trade secrets and all works and subject matter used by the Corporation or a Subsidiary in which copyright subsists (including Software, databases and works of authorship), and (iii) all material Licensed Intellectual Property and associated Contracts (collectively "IP Licenses"), excluding any Software subject to a nonexclusive license agreement for "off- the-shelf" Software, or Software licensed pursuant to "click through" or similar stock agreements, in each case, that is generally commercially available for a license fee. Except as set out in Section 3.1(27)(a) of the Corporation Disclosure Letter, the Corporation or one of its Subsidiaries is the sole owner and possesses all right, title and interest in and to the Owned Intellectual Property free and clear of all Liens (other than Permitted Liens), adverse claims, any requirement of any past (if outstanding), present or future royalty payments. Except as set forth in Section 3.1(27)(a) of the Corporation Disclosure Letter, the Corporation and Subsidiaries have a right to use the Licensed Intellectual Property pursuant to a valid and enforceable Contract. The Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property necessary to operate the business of the Corporation and its Subsidiaries as currently conducted. The transaction contemplated by this Agreement and the continued operation of the business of the Corporation and the Subsidiaries will not violate or breach the terms of any Contract with respect to Licensed Intellectual Property or entitle any other party to any such Contract for Licensed Intellectual Property license to terminate or modify it, or otherwise adversely affect the Corporation's and/or Subsidiaries' rights under it. Following Closing, the Corporation and Subsidiaries will be entitled to continue to use, practice and exercise rights in all of the Corporation Intellectual Property to the same extent and in the same manner as used, practiced and exercised by the Corporation and Subsidiaries prior to Closing without any financial obligation to any Person. Complete and accurate copies of all IP Licenses have been made available to the Purchaser in the Data Room.

(b) Each item of Owned Registered Intellectual Property (i) is registered and/or recorded in the name of the Corporation or a Subsidiary, (ii) is validly existing, subsisting and in full force and effect, is not subject to cancellation for failure to use or unauthorized use by third parties, (iii) was diligently prosecuted and validly registered or issued or, in the case of an application, was applied for, in compliance with applicable Law, (iv) has been maintained, renewed or extended to the full extent required and permitted by applicable Law, (v) has no filings, payments or similar actions that must be taken by the Corporation or any Subsidiary within one hundred twenty (120) days of the Closing for the purposes of obtaining, maintaining, perfecting or renewing such Owned Registered Intellectual Property other than any filings, payments or similar actions to be taken in the Ordinary Course; (vi) has not been and is not involved in any opposition, cancellation, interference, inter partes review, reissue, reexamination or other similar proceeding, and (vii) will be valid, subsisting and in full force and effect on identical terms immediately following Closing. Nothing has been done or omitted to have been done as a result of which any Owned Registered Intellectual Property has ceased or might cease to be valid, subsisting and in full force and effect in the Ordinary Course.

(c) There are no written claims of, and to the knowledge of the Corporation, there is no basis for any claims of, adverse ownership, invalidity, absence of a right to register or apply for or other opposition to or conflict with any of the Owned Intellectual Property.

(d) To the knowledge of the Corporation, no third party (i) infringes, nor has infringed, any Owned Intellectual Property or (ii) is committing, nor has committed, any misappropriation, passing off or actionable illegal acts in connection with the Owned Intellectual Property.

(e) To the knowledge of the Corporation, the operation of the business of the Corporation and Subsidiaries, their products and services (including Corporation Software), including the using, exploiting and practicing of the Corporation Intellectual Property, is not infringing, misappropriating or otherwise violating any third party Intellectual Property and has not infringed, misappropriated or otherwise violated any third party Intellectual Property. The Corporation and Subsidiaries have not received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with respect to the operation of the business of the Corporation and Subsidiaries, products, services and/or Corporation Intellectual Property (including any claim that the Corporation or a Subsidiary must license, pay any royalty or fee or refrain from using any Intellectual Property of a third party), nor does the Corporation know of any valid grounds for any bona fide claims, except as disclosed in Section 3.1(27)(e) of the Corporation Disclosure Letter.

(f) Except as indicated in Section 3.1(27)(f) of the Corporation Disclosure Letter, (i) no other Person has the right to use any Owned Intellectual Property, except pursuant to non- exclusive license agreements granted in the Ordinary Course, and (ii) neither the Corporation nor any of its Subsidiaries has granted any license or other rights to any other Person with respect to the Corporation Intellectual Property other than non- exclusive licences granted in the Ordinary Course. Copies of all material agreements (in paper or electronic form) whereby any rights in any Corporation Intellectual Property have been granted, licensed or sublicensed by the Corporation or any of its Subsidiaries have been provided to the Purchaser.

(g) Each of the Corporation and its Subsidiaries has and does properly and diligently protect (including measures to protect secrecy and confidentiality) the Owned Intellectual Property and the rights, titles, interests and benefits therein, including, without limitation, where appropriate by registering Intellectual Property, by contractual means, by physical means and by electronic means. All Employees and Representatives of the Corporation or its Subsidiaries and any third parties that have had access to confidential or proprietary information relating to the business of the Corporation and its Subsidiaries, including confidential aspects of the Owned Intellectual Property, have entered into written confidentiality and non-disclosure agreements that include legal obligations of confidentiality to the Corporation or its Subsidiaries with respect to such information. To the knowledge of the Corporation, there has been no unauthorized disclosure of or unauthorized access, use or modification of any Owned Intellectual Property made in a manner that would prevent the Corporation or its Subsidiaries or a successor in interest from obtaining a right in respect of any such Intellectual Property that it would otherwise be susceptible to obtain.

(h) All of the Owned Intellectual Property developed by the Corporation or its Subsidiaries or on their behalf has been developed by Employees or independent contractors of the Corporation or its Subsidiaries during the time they were employed or engaged by the Corporation or its Subsidiaries, in each case without violation or contravention of any rights of any former employer or customer. All of the present and, to the knowledge of the Corporation and its Subsidiaries, past Employees of the Corporation and the Subsidiaries and all of the present and, to the knowledge of the Corporation and its Subsidiaries, past consultants, contractors and agents of the Corporation and the Subsidiaries performing services relating to creating, authoring, handling, developing, inventing, adapting, modifying, improving and/or supporting any Intellectual Property of or on behalf of the Corporation or any of its Subsidiaries, have entered into a written agreement acknowledging that any Intellectual Property created by such Persons in the course of their employment or engagement with the Corporation and/or the Subsidiaries will be and remain the sole property of the Corporation and/or its Subsidiaries and the applicable Corporation and/or Subsidiary owns all right, title and interest to such Owned Intellectual Property by operation of applicable Law. To the knowledge of the Corporation and subject to and in compliance with applicable Laws, no current or former officer, Employee or independent contractor of the Corporation or any of its Subsidiaries owns or has claimed an interest in any of the Owned Intellectual Property of the Corporation any of its Subsidiaries, nor has any right to a royalty or other consideration as a result of its marketing, licensing or assignment.

(i) No Governmental Entity has funded or contributed to the development of Owned Intellectual Property of the Corporation or its Subsidiaries so as to grant such Governmental Entity a licence to or a right of ownership or a property interest in such Owned Intellectual Property or a right to control, limit, restrict or require any payment in connection with the exercise and full enjoyment of the Owned Intellectual Property by the Corporation or any of its Subsidiaries or that may restrict, limit or impose conditions upon the assignment of the Owned Intellectual Property.

(28) Business Systems.

The Business Systems, whether owned, leased or otherwise used or held for use by the Corporation or its Subsidiaries that are material to the performance of or provision of any material services to the customers of the Corporation and its Subsidiaries (including members of loyalty programs) (a) are sufficient to conduct the business of the Corporation and its Subsidiaries in the Ordinary Course, (b) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Corporation and its Subsidiaries to conduct their business in the Ordinary Course, and (c) have not malfunctioned or failed in any material respect within the three (3) -year period immediately preceding the date of this Agreement, except (i) pursuant to internet outages generally impacting access to web-based services and not specific to the Corporation or any of its Subsidiaries and (ii) with respect to Business Systems which are not material to the business of the Corporation, malfunctions or failures in the Ordinary Course, including as a result of reasonable wear and tear. In the past three (3) years, no Person has gained unauthorized access to any material Business Systems. The Corporation and its Subsidiaries have implemented and maintain reasonable and sufficient backup and disaster recovery technology consistent with industry standards and practices.

(29) Corporation Software.

(a) Section 3.1(29)(a) of the Corporation Disclosure Letter sets forth a complete and accurate list of the material Corporation Software and all material components thereof, including all components owned by the Corporation or any of its Subsidiaries and all components licensed from third parties.

(b) Section 3.1(29)(b) of the Corporation Disclosure Letter sets forth all material Software licensed or used by the Corporation and/or one or more of its Subsidiaries from a Person (other than the Corporation or one of its Subsidiaries), excluding any Software subject to a nonexclusive license agreement for "off-the-shelf" Software, or Software licensed pursuant to "click through" or similar stock agreements, in each case, that is generally commercially available for a license fee and has not been customized for the Corporation or any of its Subsidiaries (the "Third Party Software"). The Corporation Software and the Third Party Software constitutes all materials necessary for the continued maintenance of the Corporation Software. Copies of all license and maintenance agreements for the material Third Party Software have been made available by the Corporation to the Purchaser or its Representatives.

(c) Each of the Corporation and its Subsidiaries is in compliance in all material respects with the terms and conditions stipulated by the licenses governing the code, software or software components listed in Section 3.1(29)(c)(i) of the Corporation Disclosure Letter, whether proprietary to a third party or Open Source. Except as disclosed in Section 3.1(29)(c)(ii) of the Corporation Disclosure Letter, neither the Corporation nor any of its Subsidiaries use or have used any Open Source Software or any modification or derivative thereof in a manner that would condition the license governing such Open Source Software on the Corporation or any of its Subsidiaries (i) distributing or disclosing all or any portion of the Corporation Software in source code form; (ii) licensing all or any portion of the Corporation Software or Intellectual Property for the purpose of making modifications or derivative works; or (iii) licensing or distributing all or any portion of the Corporation Software or Intellectual Property at no charge.

(d) All copies of the source code and related documentation for all material Corporation Software owned by the Corporation or one of its Subsidiaries are either securely located at the Corporation's premises at the address specified in Section 3.1(29)(d)(i) of the Corporation Disclosure Letter or securely stored in the cloud using the cloud storage services described in Section 3.1(29)(d)(ii) of the Corporation Disclosure Letter. No source code or related documentation forming part of the material Corporation Software owned by the Corporation or one of its Subsidiaries is (i) subject to escrow, or (ii) has been disclosed to any third party except under terms of confidentiality appropriate to the disclosure. Except as disclosed in Section 3.1(29)(d)(iii) of the Corporation Disclosure Letter, neither the Corporation nor any of its Subsidiaries is bound by any contract or agreement pursuant to which the Corporation or any of its Subsidiaries is obligated to provide or license to any Person any source code or related documentation forming part of the material Corporation Software or may be required to deposit with any escrow agent or other Person any such source code or documentation.

(e) To the knowledge of the Corporation, the Corporation has obtained all material approvals required by Law from any Governmental Entity in all jurisdictions where material Corporation Software is used or licensed.

(f) All users of the material Corporation Software have non-transferable, non-exclusive, licenses to use only object code versions of the material Corporation Software. To the knowledge of the Corporation, no third parties are in material breach of any such agreement.

(g) There are no material problems or defects in the material Corporation Software or the operation thereof, including bugs, logic errors or failures of the material Corporation Software to operate as described in the related documentation, and the Corporation Software operates in accordance with its documentation and specifications.

(h) The Corporation and each of its Subsidiaries have taken reasonable measures, consistent with industry practice, to prevent the introduction into any material Corporation Software owned by the Corporation or one of its Subsidiaries or any Business System of any "back door", "drop dead device", "time bomb", "Trojan horse", "virus", "worm", "spyware" "malware" or "adware" (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without a user's consent.

(i) Except as set out in Section 3.1(29)(i) of the Corporation Disclosure Letter, the Corporation and its Subsidiaries may access at no cost at all times the documentation required for the operation of the Corporation's "Loyalty Commerce Platform", provided that the Purchaser acknowledges that the development of such platform has been pursuant to both waterfall and agile software development methodology and consists of Software developed by the Corporation or its Subsidiaries and by third party service providers and integrates third party solutions, and that software documentation may take different forms including, but not limited to the following: technical specifications, users guides or user manuals detailed design comments embedded within the source code, design specifications/information contained within agile tools and training material for new developers.

(j) The Member Data on computer systems of the Corporation represents all of the Member Data that is in the possession or control of the Corporation or any Subsidiary of the Corporation with respect to each member of a given loyalty program that is operated or managed by the Corporation or any Subsidiary of the Corporation. The Member Data accurately reflects in all material respects the status of the accounts of members of loyalty programs to the extent such loyalty program is operated or managed by the Corporation or any Subsidiary of the Corporation. All disputes raised by members of any loyalty programs to the Corporation or any Subsidiary of the Corporation or which the Corporation or any Subsidiary of the Corporation has been advised by the owner of such loyalty program relating to the accounts of members of loyalty programs are accurately reflected in the Member Data, and recorded in the Corporation's computer systems in the Ordinary Course.

(30) Litigation.

(a) There is no Proceeding in effect or ongoing or, to the knowledge of the Corporation, pending or threatened against or relating to the Corporation or any of its Subsidiaries, the business of the Corporation or any of its Subsidiaries or affecting any of their respective current or former properties or assets, by or before any Governmental Entity that, if determined adverse to the interests of the Corporation or its Subsidiaries, (i) would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) would prevent, hinder or delay the consummation of the Arrangement, or (iii) would materially affect the Purchaser's ability to own or operate the business of the Corporation and its Subsidiaries; nor to the knowledge of the Corporation are there any events or circumstances which could reasonably be expected to give rise to any such Proceeding.

(b) There is no bankruptcy, liquidation, dissolution, winding-up or other similar Proceeding pending or in progress, or, to the knowledge of the Corporation, threatened against or relating to the Corporation or any of its Subsidiaries before any Governmental Entity.

(c) Neither the Corporation nor any of its Subsidiaries is subject to any outstanding Order which has had or is reasonably likely to have, a Material Adverse Effect or which would prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(31) Environmental Matters.

(a) The Corporation and each of its Subsidiaries have complied in all material respects with all Environmental Laws since January 1, 2019.

(b) None of the Corporation or any of its Subsidiaries (A) is subject to any material Proceeding or Order under any Environmental Laws, (B) has received any written notice of any alleged material non-compliance in respect of, or any potential material liability under, any Environmental Laws that remains outstanding, or (C) has been required by any Governmental Entity to conduct a cessation of activities at, a change of use, a closure, an environmental rehabilitation or an environmental remediation of, any real property.

(c) The Data Room contains complete and accurate copies and results of any material reports, studies, analyses, tests, documents or correspondence in the possession of the Corporation or any of its Subsidiaries relating to Environmental Laws.

(d) Except pursuant to any customary indemnities in any Lease, pursuant to any Material Contract set forth in Section 3.1(23) the Corporation Disclosure Letter, or as set forth in Section 3.1(31)(d) of the Corporation Disclosure Letter, none of the Corporation or any of its Subsidiaries has agreed by Contract or otherwise (including any order or consent agreement) to indemnify or hold harmless any Person for any material liability pursuant to Environmental Laws.

(32) Employees.

(a) An anonymized list of all current Employees as of May 4, 2022 has been disclosed in the Data Room which sets forth for each such Employee the following information (as applicable): (i) work location, (ii) title or position (including whether full or part time), (iii) hire date, (iv) current annual base compensation rate, and (v) commission, bonus or other incentive-based compensation (including eligibility and targets). All Contracts in relation to the Senior Management have been disclosed in the Data Room. To the knowledge of the Corporation, except as disclosed in Section 3.1(32)(a) of the Corporation Disclosure Letter, no such member of Senior Management has notified the Corporation or its Subsidiaries that he or she intends to resign, retire or terminate his or her employment with the Corporation or any of its Subsidiaries following the Arrangement or as a result of the transactions contemplated by this Agreement or otherwise. Section 3.1(32)(a) of the Corporation Disclosure Letter contains an anonymized list of all current Employees who are currently on any form of leave of absence, including the reason for such leave (subject to applicable Data Security and Privacy Requirements) and the anticipated return to work date (if any) and indicating whether such Employee is in receipt of disability benefits or workers' compensation benefits or any payment from the Corporation.

(b) All amounts due or accrued for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have either been paid or are accrued and accurately reflected in the books and records of the Corporation and its Subsidiaries. All liabilities of the Corporation or any of its Subsidiaries due or accruing due to Employees have or shall have been paid or accrued and accurately reflected in the books and records of the Corporation to the Effective Time, including premium contributions, remittances and assessments for Employment Insurance, Employer Health Tax, Canada Pension Plan, Québec Pension Plan, income Tax and any other employment-related legislation.

(c) Section 3.1(32)(c) of the Corporation Disclosure Letter contains a list of all Senior Management personnel of the Corporation and its Subsidiaries who have a Contract with the Corporation or one of its Subsidiaries providing for a contractual length of notice or termination or severance payment required to terminate his or her employment. Except as disclosed in Section 3.1(32)(c) of the Corporation Disclosure Letter, there are no change of control payments, retention payments or severance payments or Contracts with any Employees or Employee Plans providing for cash or other compensation or benefits (including any increase in amount of compensation or benefit or the acceleration of time of payment or vesting of any compensation or benefit but excluding any payment for Incentive Securities pursuant to the Arrangement and the Plan of Arrangement) upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Corporation or of any of its Subsidiaries.

(d) Within the past three (3) years, the Corporation has taken reasonable action with respect to each known and credible psychological or sexual harassment allegation and the Corporation does not reasonably expect any material liability with respect to any such allegations.

(e) Except as disclosed in Section 3.1(32)(e) of the Corporation Disclosure Letter, the Corporation and its Subsidiaries are in compliance in all material respects with all applicable terms and conditions of employment and with all applicable Laws respecting labour and employment, including as applicable, pay equity, employment equity, work classification, work permits/authorizations, wages, hours of work, Employment Insurance, discrimination, harassment, leave of absence, equal opportunity, overtime, employment and labour standards, labour relations, privacy, workers compensation, human rights and occupational health and safety. No material Proceedings with respect to any such Law relating to the Corporation or any of its Subsidiaries is in progress or pending or, to the knowledge of the Corporation, threatened.

(f) There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to any workers' compensation Laws owing by the Corporation or any of its Subsidiaries, and neither the Corporation nor any of its Subsidiaries has been assessed or reassessed in any material respect under such legislation during the past three (3) years. No material Proceeding involving the Corporation or any of its Subsidiaries is currently in progress or pending or, to the knowledge of the Corporation, threatened, pursuant to any applicable workers' compensation Laws. There are no accidents or incidents which could materially adversely affect the accident cost experience in respect of the Corporation or any of its Subsidiaries or workers compensation premiums or other amounts which may be owed under such Laws by the Corporation or any of its Subsidiaries.

(g) There are no charges pending under occupational health and safety Laws ("OHSA") in respect of the Corporation or any of its Subsidiaries, and there are no appeals of any Orders under OHSA applicable to the Corporation or any of its Subsidiaries currently outstanding. The Corporation and each of its Subsidiaries have complied in all material respects with all Orders issued under OHSA for the past two (2) years, and have developed and implemented policies and training for Employees, including with respect to harassment, OHSA and accessibility for people with disabilities requirements.

(h) All Employees, consultants, agents and independent contractors of the Corporation and its Subsidiaries have been accurately classified by the Corporation and its Subsidiaries with respect to services as an employee or a non-employee for all purposes, including wages, employment standards, payroll Taxes and participation and benefit accrual under each Employee Plan, and neither the Corporation nor any of its Subsidiaries has received any notice from any Person disputing such classification.

(33) Collective Agreements.

(a) There are no Collective Agreements in force or currently being negotiated with respect to any Employee, and no Person holds bargaining rights with respect to any of the Employees. Except as disclosed in Section 3.1(33)(a) of the Corporation Disclosure Letter (i) no Person has applied to be certified as the bargaining agent of any Employees, (ii) to the knowledge of the Corporation, there are no threatened or apparent union organizing campaigns for Employees and no such event has occurred in the last two (2) years, (iii) there are no employee associations authorized to represent any Employees, (iv) no union has brought an application to have the Corporation or any of its Subsidiaries declared a common or related employer under applicable Laws, and (v) no material arbitration Proceeding or material grievance or complaint arising out of, or pursuant to, any Collective Agreement or Laws governing collective bargaining is in progress, pending or, to the knowledge of the Corporation, threatened.

(b) There is no labour strike, dispute, lock-out, concerted refusal to work overtime, work slowdown, stoppage or similar labour activity or organizing campaign in progress or pending or, to the knowledge of the Corporation, threatened, involving the Corporation or any of its Subsidiaries, and no such event has occurred in the past two (2) years. None of the Corporation or any of its Subsidiaries has engaged in, or received notice of any pending or threatened, complaint pertaining to, any unfair labour practice.

(34) Employee Plans.

(a) Section 3.1(34)(a) of the Corporation Disclosure Letter lists completely and accurately describes all material Employee Plans.

(b) The Data Room contains complete and accurate copies of the Incentive Plans and each other written Employee Plan (and a summary of each unwritten Employee Plan) in each case, as listed in Section 3.1(34)(a), of the Corporation Disclosure Letter, together will all current and historical related documentation, including (i) each trust agreement, funding Contract, insurance policy or other group Contract, outsourced "chief investment officer" Contract, investment management Contract, subscription Contract (together with the most recent "know your client" materials, W-8BEN-E, application and addenda), group annuity Contract, letter of credit or other Contract or service provider agreements (if applicable), (ii) the most recent member booklets (in English and French, where prepared in both languages) and any other brochures or employee presentation materials (if applicable); (iii) the most recent financial statements (audited, where required by applicable Laws), actuarial valuation reports, cost certificates, and asset statements (if applicable), and (iv) all material correspondence to or from any Governmental Entity in the last ten (10) years. No changes have occurred or are expected to occur which would affect the information provided to the Purchaser under Section 3.1(34)(a) of the Corporation Disclosure Letter.

(c) Other than as disclosed in Section 3.1(34)(c) of the Corporation Disclosure Letter, neither the execution of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will accelerate or increase the amount payable under, result in a default under, or result in any other obligation pursuant to, any Employee Plan or any Contract with any Employee, director, officer, consultant, agent, service provider or independent contractor of the Corporation or any of its Subsidiaries.

(d) Each Employee Plan has been established and registered, and, in all material respects (i) invested, (ii) communicated and (iii) administered in accordance with applicable Laws and in accordance with its terms. To the knowledge of the Corporation, no fact or circumstance exists that could adversely affect the registered status of any Employee Plan.

(e) All obligations regarding the Employee Plans have been satisfied; there are no outstanding breaches, defaults or violations by any party to any Employee Plan; and no event has occurred and no condition or circumstance exists that has resulted in, or could reasonably be expected to result in, any Employee Plan being ordered, or required to be, terminated or wound up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee, receiver or Governmental Entity, or the Corporation or any of its Subsidiaries being required to pay any Taxes, penalties, payments or levies under applicable Laws that are material in the aggregate.

(f) All contributions or premiums required to be collected and remitted, made or paid by the Corporation or any of its Subsidiaries under the terms of each Employee Plan or by applicable Laws have, in all material respects, been duly made in accordance the terms of such Employee Plan and such applicable Laws.

(g) Other than as disclosed in Section 3.1(34)(g) of the Corporation Disclosure Letter, none of the Employee Plans provide for post-termination benefits to any individual under any circumstances, and neither the Corporation nor any of its Subsidiaries has any liability or obligation to provide post-termination or retiree welfare or life benefits to any Employee, director, officer, consultant, agent, service provider or independent contractor of the Corporation or any of its Subsidiaries, or has ever represented, promised or contracted in favour of any individual that such individual would be provided with post-termination or retiree welfare or life benefits.

(h) Other than as disclosed in Section 3.1(34)(h) of the Corporation Disclosure Letter, there is no Proceeding in progress or pending or, to the knowledge of the Corporation, threatened, threaten relating to any Employee Plan by any Governmental Entity or other Person, nor has any such Proceeding been initiated within the past two (2) years.

(i) Except as disclosed in Section 3.1(34)(i) of the Corporation Disclosure Letter, no Employee Plan is (i) a "retirement compensation arrangement", a "registered pension plan" or a "multi-employer plan", or contains a "defined benefit provision", in each case, within the meaning of the Tax Act; (ii) a multi-employer pension plan as such term is defined under the Pension Benefits Standards Act, 1985 (Canada) or any similar plan for purposes of pension standards Laws of any jurisdiction; (iii) a "employee life and health trust" within the meaning of the Tax Act; (iv) a "health and welfare trust" within the meaning of Canada Revenue Agency Income Tax Folio S2-F1-C1; (v) an "employee trust" within the meaning of the Tax Act; (vi) an "employees profit sharing plan" within the meaning of the Tax Act; (vii) a "private health services plan" within the meaning of the Tax Act; (viii) a "group term life insurance policy" within the meaning of the Tax Act; (ix) a "wage loss replacement plan" within the meaning of Canada Revenue Agency Bulletin IT- 428; or (x) a "salary deferral arrangement" within the meaning of the Tax Act. Except as disclosed in Section 3.1(34)(i), neither the Corporation nor any of its Subsidiaries sponsors, maintains or contributes to, or is obligated to contribute to, or has, within the preceding ten (10) years, sponsored, maintained or contributed to, an Employee Plan of the kind described in the preceding sentence.

(j) There are no material unfunded liabilities in respect of any Employee Plan that is a "registered pension plan" (as defined under the Tax Act) or as is otherwise required to be funded under the Pension Benefits Standards Act, 1985 (Canada) or any similar plan for purposes of pension standards Laws of any jurisdiction, including going concern unfunded liabilities, solvency deficiencies, accounting deficiencies, hypothetical wind-up deficiencies or wind-up deficiencies where applicable.

(k) Each Employee Plan that is a funded plan is fully funded on (i) a going concern; (ii) a solvency; and (iii) a hypothetical wind-up basis, in each case, pursuant to the actuarial assumptions and methodology utilized in the most recent actuarial valuation for that Employee Plan (which actuarial valuation has been prepared and filed in accordance with all applicable Laws). With respect to each Employee Plan that is a "registered pension plan" within the meaning of the Tax Act: (i) the Corporation may take contribution holidays under or withdraw surplus from the Employee Plan, including pursuant to any current and historical trust Contracts binding with respect to such Employee Plan, (ii) the Employee Plan has not received a transfer of assets from or been merged with another registered pension plan, and no such transaction respecting same is pending or contemplated, (iii) the Employee Plan has not been subject to a partial wind-up in respect of which surplus assets relating to the partial wind-up group were not dealt with at the time of partial wind-up, (iv) no surplus assets have been withdrawn, other than proper payments of benefits to eligible beneficiaries, refunds of over-contributions and permitted payments of reasonable expenses incurred by or in respect of the Employee Plan, (v) no conditions have been imposed by any Person and no undertakings or commitments have been given to any Employee, union or any other Person concerning the use of assets relating to the Employee Plan or any related funding medium; and (vi) none of the Corporation nor any Subsidiaries is an "ERISA Affiliate" in respect of any Employee Plan within the meaning of the Employee Retirement Income Security Act of 1974 (U.S.), nor is any claim or allegation respecting "ERISA Affiliate" status pending or threatened.

(l) Neither the Corporation nor any of its Subsidiaries has any liability or obligation for any assessment, excise or penalty Taxes with respect to any Employee Plan and no condition or circumstances exist that would give rise to any such liability or obligation.

(m) Only Employees and directors, and their dependents, of the Corporation and its Subsidiaries participate in the Employee Plans, and no Person other than the Corporation or its Subsidiaries is a participating employer under any Employee Plan.

(n) The Corporation and its Subsidiaries may unilaterally amend or terminate, in whole or in part, each Employee Plan, subject only to approvals required by applicable Laws.

(o) No insurance policy or any other agreement affecting any Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments due thereunder.

(p) None of the Employee Plans enjoys any special Tax status under any Laws, nor has any advance Tax ruling been sought or received in respect of any Employee Plan.

(q) All outstanding Performance Options, PSUs and RSUs have been granted or issued in compliance with the terms of the applicable Incentive Plan, and have been recorded in the Corporation's financial statements in accordance with IFRS, and no such grants involved any "back dating," "forward dating," "spring loading" or similar concept.

(r) Except as disclosed in Section 3.1(34)(r) of the Corporation Disclosure Letter, or as contemplated by the Plan of Arrangement, no Employee Plan, arrangement or agreement exists that could require as a result of the transactions contemplated by this Agreement

(i) the payment to any Person of any money, benefits or other property; (ii) accelerated or increased funding requirements for any Employee Plan; or (iii) the acceleration or provision of any other increased rights or benefits to any Person.

(35) Insurance.

(a) Each of the Corporation and its Subsidiaries is insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Corporation and its Subsidiaries and their respective assets, taken as a whole, consistent with industry practice.

(b) Section 3.1(35)(b) of the Corporation Disclosure Letter contains a correct and complete list of insurance policies which are maintained by the Corporation or any of its Subsidiaries setting out, in respect of each policy, the type of policy, the name of the insurer, the coverage allowance, the expiration date, the annual premium and any pending claims.

(c) Each material insurance policy held by the Corporation or any of its Subsidiaries is in full force and effect in accordance with its terms, and neither the Corporation nor any of its Subsidiaries is in material default under the terms of any such policy. There have not been any proposed or threatened termination of, or material premium increase with respect to, any such policies. Neither the Corporation nor any of its Subsidiaries have received notice that any material claim pending under any insurance policy of the Corporation or its Subsidiaries has been denied, rejected, questioned or disputed by any insurer, or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material Proceedings covered by any insurance policy of the Corporation or any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(36) Taxes.

(a) The Corporation and each of its Subsidiaries have duly and timely filed with the appropriate Governmental Entity all income and other material Tax Returns required by Law to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b) The Corporation and each of its Subsidiaries have paid as required by Law on a timely basis all Taxes which are due and payable, including instalments on account of Taxes for the current year, whether or not shown as being due on any Tax Returns or assessed by the appropriate Governmental Entity, on or before the date hereof, other than those which are being or have been contested in good faith by appropriate Proceedings and in respect of which adequate reserves have been provided in the most recently published consolidated financial statements of the Corporation (where required in accordance with applicable accounting standards). The Corporation and its Subsidiaries have provided adequate accruals in accordance with their books and records and in the most recently published consolidated financial statements of the Corporation for any Taxes of the Corporation and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of material Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued outside of the Ordinary Course.

(c) No claims, suits, audits, assessments, reassessments, deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted or threatened with respect to material Taxes of the Corporation or any of its Subsidiaries and none of the Corporation or any of its Subsidiaries is a party to any material Proceeding for assessment or collection of Taxes and no such event has been asserted or threatened against the Corporation or any of its Subsidiaries or any of their respective assets.

(d) No claim has been made by any Governmental Entity in a jurisdiction where the Corporation or any of its Subsidiaries do not file Tax Returns that such Corporation or Subsidiary is or may be subject to Tax by that jurisdiction.

(e) There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Corporation or any of its Subsidiaries.

(f) The Corporation and each of its Subsidiaries has withheld or collected all amounts required by Law to be withheld or collected by them on account of Taxes (including Taxes and other amounts required to be withheld by them in respect of any amount paid or credited or deemed to be paid or credited by them to or for the benefit of any Person and all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial Taxes and state and local Taxes, required by Law to be collected by them) and have remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g) None of the Corporation or any of its Subsidiaries is bound by, is party to, or has any obligation under any Tax sharing, allocation, indemnification or similar agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Corporation and its Subsidiaries).

(h) None of the Corporation or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person who is not resident in Canada for purposes of the Tax Act and with whom the Corporation or Subsidiary, as the case may be, was not dealing at arm's length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has the Corporation or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act, and the Corporation and each such Subsidiary have made or obtained records or documents that meet the requirements of Paragraphs 247(4)(a) to (c) of the Tax Act, and there are no transactions to which Subsection 247(2) or Subsection 247(3) of the Tax Act may reasonably be expected to apply.

(i) There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Corporation or any of its Subsidiaries. The Corporation and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if as a result any amount would be included in the net income of the Corporation or its Subsidiaries for any taxable period (or portion thereof) ending after the Effective Time (after taking into account deductions claimed for such period that relate to the taxable periods, or portions thereof, prior to the Effective Time).

(j) For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (i) the Corporation is resident in, and is not a non-resident of, Canada, and is a "taxable Canadian corporation", and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(k) The Tax attributes of the depreciable assets of the Corporation and each of its Subsidiaries are accurately reflected in the Tax Returns of the Corporation and each of its Subsidiaries, as applicable, and have not materially and adversely changed since the date of such Tax Returns.

(l) There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of material Taxes of or the payment or remittance of material Taxes by, the Corporation or any of its Subsidiaries.

(m) None of the Corporation or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, net taxable income for any taxable period (or portion thereof) ending after the Effective Time (after taking into account deductions claimed for such period that relate to the taxable periods, or portions thereof, prior to the Effective Time) as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Effective Time, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Effective Date, or (iii) prepaid amount received on or prior to the Effective Date.

(n) The Shares are not "taxable Canadian property" within the meaning of the Tax Act.

(o) The Corporation and its Subsidiaries have (i) duly and timely completed and filed all CEWS Returns required under applicable Law to be filed by them, or that they elected to file, and all such returns are complete, correct and accurate in all material respects, (ii) not claimed CEWS to which they were not entitled, and (iii) not deferred any payroll Tax obligations as permitted under applicable COVID-19 related measures enacted, promulgated or offered as an administrative relief by any Governmental Entity.

(37) Non-Arm's Length Transactions.

Except as set forth in Section 3.1(37) of the Corporation Disclosure Letter and except for Contracts made solely among the Corporation and its Subsidiaries, there are no Material Contracts between the Corporation or its Subsidiary and any Person with whom the Corporation or its Subsidiary is not dealing, as of the date of this Agreement, at arm's length (within the meaning of the Tax Act), other than Contracts entered into in the Ordinary Course on terms not materially less favourable to the Corporation or its Subsidiary than are available from an arm's length party.

(38) Anti-Terrorism Laws.

Neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any of their respective Representatives (i) is, or is controlled by or is acting on behalf of, any Person that is currently the subject of any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce, and including the designation as a "specially designated national" or "blocked person"), Canada (including sanctions administered or enforced by Global Affairs Canada and the Royal Canadian Mounted Police or other relevant sanctions authority), the European Union, Her Majesty's Treasury, the United Nations Security Council or other relevant sanctions authority (collectively, "Sanctions") or (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including Crimea, Cuba, Sudan, Syria, Iran, Russia and North Korea, and the Corporation and each of its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions. Neither the Corporation nor any of its Subsidiaries has received any notice alleging that the Corporation, any of its Subsidiaries or any of their respective Representatives has violated any Sanctions, and, to the knowledge of the Corporation, no condition or circumstances exist (including any ongoing Proceedings) that would form the basis of any such allegations.

(39) Corrupt Practices Legislation.

(a) None of the Corporation nor any of its Subsidiaries, nor any of their respective directors and officers nor, to the knowledge of the Corporation, any of their respective Employees or Representatives, to the extent acting on behalf of the Corporation or any of its Subsidiaries, have directly or indirectly, (i) offered, promised, made or authorized, or agreed to offer, promise, make or authorize, any contribution, expense, payment or gift of funds, property or anything else of value to or for the use or benefit of any Government Official for the purpose of securing action or inaction or a decision of a Governmental Entity or a Government Official, influence over such action, inaction or decision, or any improper advantage, or (ii) taken any action which is or would be otherwise inconsistent with or prohibited by the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the United States Foreign Corrupt Practices Act of 1977, Title 18 United States Code Section 1956 and 1957 (US) or the Criminal Code (Canada) if applicable, or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Corporation or its Subsidiaries and their respective operations (collectively, the "Corrupt Practices Legislation"). The operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with the Corrupt Practices Legislation and over the past six (6) years there has been no suit, action, investigation (including any internal investigation), inquiry, litigation or Proceeding by or before any Governmental Entity or any arbitrator involving Corporation or any of its Subsidiaries with respect to the Corrupt Practices Legislation and there are no circumstances likely to lead or give rise to any such suit, action, investigation, inquiry, litigation or Proceeding, nor has the Corporation or any of its Subsidiaries made any voluntary disclosure to any Governmental Entity relating to a violation of Corrupt Practices Legislation.

(b) The Corporation and its Subsidiaries (i) maintain their books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of their assets, and (ii) maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed and access to assets is given only in accordance with management's authorization, (B) transactions are recorded as necessary to permit preparation of periodic financial statements and to maintain accountability of corporate assets, and (C) recorded assets are compared with existing assets at reasonable intervals and appropriate action is taken with respect to any discrepancies between recorded and actual assets

(40) Economic Sanctions and Export Controls.

Each of the Corporation, its Subsidiaries, and their respective directors and officers, and, to the knowledge of the Corporation, the Employees, agents and representatives of the Corporation and its Subsidiaries, to the extent acting on behalf of the Corporation or any of its Subsidiaries, are, and for the past six (6) years have been, in compliance with applicable economic sanctions, anti-terrorism, customs and export and technology transfer control Laws, including the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act, the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Extraterritorial Measures Act (Canada), the Export and Import Permits Act (Canada), the Defence Production Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act and the Customs Act (Canada), as well as any sanctions or export controls administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce, and Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, the USA PATRIOT Act of 2001, the Trading with the Enemy Act (12 U.S.C. §95), the International Emergency Economic Powers Act (50 U.S.C. §§1701-1707), and all other applicable U.S. economic sanctions, antiterrorism, customs and export and technology transfer control Laws, including any regulations or orders issued under the foregoing, and similar applicable economic sanctions, anti-terrorism, customs and export and technology transfer control Laws of other jurisdictions (collectively, "Trade Control Laws"). Each of the Corporation and its Subsidiaries have instituted and maintain policies and procedures designed to ensure continued compliance with such legislation, including those for the detection, prevention and reporting of violations. The operations of each of the Corporation and its Subsidiaries have been conducted at all times in compliance with Trade Control Laws and over the past six (6) years there has been no suit, action, investigation (including any internal investigation), inquiry, litigation or Proceeding by or before any Governmental Entity, customer, business partner or any arbitrator involving each of the Corporation or any of its Subsidiaries or any of their respective Representatives, to the extent acting on behalf of the Corporation or any of its Subsidiaries, with respect to Trade Control Laws or pending or threatened, and there are no circumstances likely to lead or give rise to any such suit, action, investigation, inquiry, litigation or Proceeding.

(41) Money Laundering.

The operations of the Corporation and each of its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements and money laundering or similar Laws ("Money Laundering Laws"). Neither the Corporation nor any of its Subsidiaries has received any notice alleging that the Corporation, any of its Subsidiaries or any of their respective Representatives has violated any Money Laundering Laws, and, to the knowledge of the Corporation, no condition or circumstances exist (including any ongoing Proceedings) that would form the basis of any such allegations.

(42) Data Protection.

(a) Except as set forth in Section 3.1(42)(a) of the Corporation Disclosure Letter, each of the Corporation and its Subsidiaries has complied in all material respects with the requirements of all applicable Data Security and Privacy Requirements since January 1, 2019.

(b) Except as disclosed in Section 3.1(42)(b) of the Corporation Disclosure Letter:

(i) there are no current or unresolved requests for access to Personal Information by an individual that are outstanding for more than thirty (30) calendar days, unless otherwise exempted or a longer time is permitted under any Data Security and Privacy Requirements, nor is the Corporation or any of its Subsidiaries the subject of a complaint, audit, review, investigation or inquiry or similar Proceeding by a Governmental Entity, or a complaint or inquiry by an individual, made under any Data Security and Privacy Requirement;

(ii) neither the Corporation nor any of its Subsidiaries has been charged with or convicted of an offence for non-compliance with or breach of any Data Security and Privacy Requirements nor has the Corporation or any of its Subsidiaries been fined or otherwise sentenced for non-compliance with or breach of any Data Security and Privacy Requirements nor has the Corporation or any of its Subsidiaries settled any prosecution short of conviction for non-compliance with or breach of any Data Security and Privacy Requirements; and

(iii) to the knowledge of the Corporation, there are no facts or circumstances that would be reasonably likely to give rise to breach or alleged breach of, or non- compliance with, any Data Security and Privacy Requirements.

(c) The Corporation and each of its Subsidiaries have a Privacy Policy regarding the Processing of Personal Information in connection with the operation of the business of the Corporation and its Subsidiaries and are and have been in compliance with such Privacy Policy in all material respects. True and complete copies of Privacy Policies that are currently in effect and used by the Corporation or any of its Subsidiaries are disclosed in Section 3.1(42)(c) of the Corporation Disclosure Letter. The Corporation and its Subsidiaries have posted a Privacy Policy on all websites and any mobile applications owned or operated by or for the Corporation or any of its Subsidiaries.

(d) The Corporation and its Subsidiaries have established and implemented policies, programs and procedures that are in compliance with applicable Data Security and Privacy Requirements, including administrative, technical and physical safeguards, to protect the confidentiality, integrity and security of Personal Information in their possession, custody or control against Data Breaches.

(e) To the knowledge of the Corporation, neither the Corporation nor its Subsidiaries have collected or received any Personal Information online from children under the age of thirteen (13) without verifiable consent of a parent or legal guardian, or directed any of their websites or applications to children under the age of thirteen through which such Personal Information could be obtained.

(f) Neither the Corporation nor any of its Subsidiaries sells, rents or otherwise makes available any Personal Information to any Person, except in a manner that complies in all material respects with the applicable Data Security and Privacy Requirements. The Corporation and the Subsidiaries have obtained written agreements from all third parties to whom it has provided, transferred, disclosed or made available any Personal Information that satisfy the requirements of applicable Data Security and Privacy Requirements.

(g) The Corporation and each of its Subsidiaries will, immediately following the Closing, continue to be permitted to Process Personal Information on terms substantially identical to those in effect as of the date of this Agreement.

(h) Except as disclosed in Section 3.1(42)(h) of the Corporation Disclosure Letter, neither the Corporation nor any of its Subsidiaries has experienced any Data Breach of any Personal Information in the Corporation's or any such Subsidiary's possession, custody or control, or otherwise held or processed on its behalf. Complete and accurate copies of all security audits conducted by or on behalf of the Corporation or any of its Subsidiaries since January 1, 2022 have been made available to the Purchaser in the Data Room.

(43) Anti-Spam.

(a) Each of the Corporation and its Subsidiaries is, and has been at all times since January 1, 2019, in compliance, in all material respects, with applicable Anti-Spam Laws.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(1) Organization and Qualification.

The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conducts its business as now owned and conducted.

(2) Corporate Authorization.

The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other documents to be entered into by it hereunder. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement and other transactions contemplated hereby.

(3) Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4) Governmental Authorization.

The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with or notification to, any Governmental Entity by the Purchaser other than (a) the Competition Act Approval and the HSR Clearance, (b) the Interim Order and the Final Order, (c) filings with the Director under the CBCA, (d) the filing of the Articles of Arrangement, and (e) customary filings with the Securities Authorities and the Exchanges.

(5) No Conflict/Non-Contravention.

The execution and delivery of this Agreement by the Purchaser, and performance of its obligations hereunder and the consummation by the Purchaser of the Arrangement and the other transactions contemplated hereby do not and will not:

(a) contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser; or

(b) assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of Law; except as would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(6) Litigation.

There are no material Proceedings in progress or pending or, to the knowledge of the Purchaser, threatened, against the Purchaser, nor is the Purchaser subject to any outstanding Order that is reasonably likely to prevent or materially delay consummation of the Arrangement or the other transactions contemplated by this Agreement.

(7) Financing.

(a) The Purchaser has delivered to the Corporation a true, complete and accurate copy of the executed commitment letter, dated as of the date hereof, among the Purchaser and each of the Debt Financing Sources, including all exhibits, annexes, schedules and term sheets attached thereto, and any fee letter relating thereto (in each case, redacted as to rates, fees, monetary thresholds, other economic terms (other than amount of facility and conditions precedent), "market flex" and other customarily redacted terms redacted) (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time after the date hereof in compliance with Section 4.13, the "Debt Commitment Letter"), pursuant to which each Debt Financing Source party thereto has committed to lend, subject to the terms and conditions set forth therein, the amounts set forth therein to the Purchaser (the "Debt Financing").

(b) The Purchaser has delivered to the Corporation, a true, complete and accurate copy of the executed commitment letter, dated as of the date hereof, among the Purchaser and each of the Equity Financing Sources (as amended from time to time after the date hereof in compliance with Section 4.13, the "Equity Commitment Letter" and, together with the Debt Commitment Letter, the "Financing Commitments"), pursuant to which each Equity Financing Source party thereto has committed, subject to the terms and conditions set forth therein, to invest in the Purchaser the cash amounts set forth therein (the "Equity Financing" and, together with the Debt Financing, the "Financing").

(c) As of the date of this Agreement, (i) none of the Financing Commitments have been amended or modified, (ii) no such amendment or modification is contemplated (other than, for greater certainty, with respect to the modifications to reflect the internal reorganization of Plusgrade L.P. as set forth in Appendix A to Exhibit A of the Debt Commitment Letter), and (iii) the respective commitments contained in the Financing Commitments have not been withdrawn, terminated, reduced or rescinded in any respect. Except for any fee letter referred to above (a true, complete and accurate executed copy of which has been provided to the Corporation, with only rates, fees, "market flex", provisions related to economics and other customarily redacted terms redacted) and customary engagement letters and fee credit letters with respect to the Debt Financing (none of which (and none of the redacted terms in respect of which) (i) reduces the amount of Debt Financing below the amount required to satisfy the Required Amount (after taking into consideration the amount of the Equity Financing and available cash at the Corporation and its Subsidiaries), (ii) imposes any new condition or otherwise adversely amends, modifies or expands any conditions precedent to the Debt Financing or (iii) materially affects, delays or impedes the availability or enforceability of the Financing), there are no side letters or other contracts or arrangements to which the Purchaser or any of its affiliates is a party related to the funding of the Financing, other than as expressly contained in the Financing Commitments delivered to the Corporation on or prior to the date of this Agreement. The Purchaser has fully paid, or caused to be paid, any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof and will pay, or caused to be paid, in full any such amounts due at or prior to the Effective Time as and when payable in accordance with the Financing Commitments. As of the date hereof, each of the Financing Commitments, in the forms so delivered, is in full force and effect as of the date hereof and is a legal, valid, binding and enforceable obligation of the Purchaser, to the knowledge of the Purchaser, the other parties thereto (in each case subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction). There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full proceeds of the Financing pursuant to any agreement relating to the Financing to which the Purchaser or its affiliates is a party, other than as expressly set forth in the Financing Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default of any term under the Financing Commitments by the Purchaser of the Financing Commitments or, any other parties to the Equity Commitment Letter. As of the date hereof, assuming the satisfaction of the conditions in Section 6.1 and Section 6.2 and subject to the Corporation's compliance with this Agreement, the Purchaser has no reason to believe that any of the conditions to Financing contemplated by the Financing Commitments will not be satisfied on a timely basis or that the full amount of the Financing will not be available to the Purchaser at the Effective Time. Subject to the satisfaction of the conditions in Section 6.1 and Section 6.2 and subject to the Corporation's compliance with this Agreement and assuming the Financing is funded in accordance with the Financing Commitments, the proceeds from the Financing will, in the aggregate, be sufficient to enable the Purchaser to pay all amounts required to be paid in connection with the transactions contemplated by this Agreement and the Plan of Arrangement and to pay all related expenses payable by it in connection with such transactions (such amounts collectively, the "Required Amount").

(8) Limited Guarantee.

Concurrently with the execution of this Agreement, the Purchaser has caused the Equity

Financing Sources to deliver to the Corporation a duly executed Limited Guarantee. The Limited Guarantee is in full force and effect, is a valid, legally binding and enforceable obligation of each of the Equity Financing Sources and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any of the Equity Financing Sources under the Limited Guarantee.

(9) Security Ownership.

As of the date hereof, neither the Purchaser nor any of its affiliates beneficially owns, or exercises control or direction over, any securities of the Corporation.

(10) Canadian Status.

The Purchaser is not a "non-Canadian" for purposes of the Investment Canada Act (Canada) and is a resident of Canada for the purposes of the Tax Act.

SCHEDULE E

FORM OF D&O SUPPORT AND VOTING AGREEMENT

May 6, 2022

13994384 Canada Inc.

155 Wellington Street West

Toronto, Ontario, M5V 3J7

Canada

Dear Sirs/Madams:

Re:	Support and Voting Agreement

The undersigned understands that 13994384 Canada Inc. (the "Purchaser") and Points.com Inc. (the "Corporation") wish to enter into an arrangement agreement dated as of the date hereof (the "Arrangement Agreement") contemplating an arrangement (the "Arrangement") of the Corporation under Section 192 of the Canada Business Corporations Act, the result of which shall be the acquisition by the Purchaser of all the issued and outstanding common shares (the "Shares") of the Corporation at a price of US$25.00 per Share.

All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement.

1. The undersigned hereby agrees, in his or her capacity as Securityholder and not in his or her capacity as an officer or director of the Corporation, from the date hereof until the termination of this letter agreement in accordance with its terms:

(a) to vote or to cause to be voted the voting securities owned (beneficially or otherwise) by the undersigned as of the record date for the Meeting (the "Subject Securities"), in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b) no later than five (5) days prior to the Meeting, to deliver or to cause to be delivered to the Corporation duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(c) not to, directly or indirectly (including through any of its Representatives): (i) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers (whether public or otherwise) that constitutes or would reasonably be expected to constitute an Acquisition Proposal; (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; (iii) enter into or otherwise engage or participate in any discussions or negotiations with any person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal; (iv) withdraw support, or propose publicly to withdraw support, from the transactions contemplated by the Arrangement Agreement; (v) enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal; (vi) act jointly or in concert with others with respect to voting securities of the Corporation for the purpose of opposing or competing with the Purchaser in connection with the Arrangement Agreement; or (vii) join in the requisition of any meeting of the securityholders of the Corporation for the purpose of considering any resolution related to any Acquisition Proposal;

(d) except as contemplated by the Arrangement Agreement or upon the settlement of Incentive Securities not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this letter agreement; or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that, notwithstanding clause (i) above, the undersigned may, subject to Section 7 of this letter agreement, Transfer Subject Securities to a corporation, trust, RRSP or other entity directly or indirectly controlled by the undersigned or under common control with or controlling the undersigned provided that (A) such Transfer shall not relieve or release the undersigned of or from any of its obligations under this letter agreement, including, without limitation, the obligations of the undersigned to vote or cause to be voted all Subject Securities at the Meeting in favour of the Arrangement Resolution (and any other resolution put forward at the Meeting that is required for the consummation of the transactions contemplated by the Arrangement Agreement); (B) prompt written notice of such Transfer is provided to the Purchaser; (C) the transferee continues to be a corporation, trust, RRSP or other entity directly or indirectly controlled by the undersigned or under common control with or controlling the undersigned, at all times prior to the Meeting; and (D) the transferee agrees in writing in favour of the Purchaser to be bound by all of the terms and conditions of this letter agreement as if it were a party hereto;

(e) not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Meeting in connection therewith; and

(f) except as required pursuant to this letter agreement (including to give effect to clause (a) above), not to grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement in respect of the Subject Securities or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this letter agreement.

2. Notwithstanding any provision of this letter agreement to the contrary, (a) the Purchaser hereby agrees and acknowledges that the undersigned is executing this letter agreement and is bound hereunder solely in his or her capacity as a Securityholder of the Corporation; and (b) nothing herein shall in any way (i) restrict the undersigned in his or her capacity as a director or officer of the Corporation from taking any action in the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of the Corporation or (ii) be construed to create any obligation on the part of the undersigned in his or her capacity as a director or officer of the Corporation to refrain from taking any action in his or her capacity as such director or officer including, without limitation, in the case of both (i) and (ii) any action permitted by the Arrangement Agreement.

3. The undersigned hereby represents and warrants that (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance; and (b) he or she has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this letter agreement that he or she has either done so or waived his or her right to do so in connection with the entering into of this letter agreement, and that any failure on the undersigned's part to seek independent legal advice shall not affect (and the undersigned shall not assert that it affects) the validity, enforceability or effect of this letter agreement or the Arrangement Agreement.

4. This letter agreement shall automatically terminate upon the earlier of: (a) the Effective Time, or (b) termination of the Arrangement Agreement in accordance with its terms.

5. This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts situated in the City of Toronto and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

6. The provisions of this letter agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. The Purchaser may without the prior written consent of the undersigned assign, delegate or otherwise Transfer its rights and interests set forth herein to an assignee of all of the Purchaser's rights and obligations under the Arrangement Agreement pursuant to an assignment thereof in accordance with the Arrangement Agreement. The undersigned may not assign, delegate or otherwise Transfer any of its rights, interests or obligations under this letter agreement without the prior written consent of the Purchaser, except that the undersigned may, subject to Section 1(d), assign, delegate or otherwise Transfer its rights, interests or obligations under this letter agreement in order to give effect to a Transfer contemplated by, and completed in accordance with the terms and conditions of, Section 1(d) of this letter agreement.

7. Each of the undersigned and the Purchaser hereby consents to the disclosure of the substance of this letter agreement, and any discussions leading up to the execution hereof, in any press release, documents filed with the Court in connection with the Arrangement or transactions contemplated by the Arrangement Agreement or any filing pursuant to applicable Securities Laws, including the Circular.

8. The parties intend that this letter agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this letter agreement in any action, suit, proceeding, hearing or other forum.

9. All costs and expenses incurred in connection with this letter agreement shall be paid by the party incurring such cost or expense.

10. This letter agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

11. If the foregoing is in accordance with the Purchaser's understanding and is agreed to by the Purchaser, please signify the Purchaser's acceptance by the execution of the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Purchaser and return the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement between the Purchaser and the undersigned.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Place of Residency)

(Name and Title)

Address:

Common shares owned (beneficially or otherwise) as of the date hereof: _______________________________________________

Accepted and agreed on this_______ day of____________, 2022.

13994384 Canada Inc.

By:
Name:
Title:

[Signature page to the D&O Support and Voting Agreement]